SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Public Company - Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 26,895,375 Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058 Annual Report 2013 Portugal Telecom, SGPS, S.A.

Annual Report | 2013 2 Annual Report 2013 MANAGEMENT REPORT INTRODUCTION 3 BUSINESS OVERVIEW 3 LEGAL INFORMATION 3 2013 EVENTS AND RECENT DEVELOPMENTS 3 PROPOSAL FOR APLICATION OF PROFITS 3 STANDALONE FINANCIAL STATEMENTS 7 QUALIFIED HOLDINGS 66 LIST OF THE HOLDINGS PURSUANT TO THE TERMS OF ARTICLE 447 OF THE PORTUGUESE COMMERCIAL COMPANIES CODE 71 REPORT AND OPINION OF THE AUDIT COMMITTEE 95 STATUTORY AUDITOR'S REPORT 99 INDEPENDENT AUDITOR'S REPORT 102

Annual Report | 2013 3 Management Report Introduction Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or “Company”) and its subsidiaries, joint ventures and associated companies, which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal, Brazil and several other countries in Africa and Asia. The Group operates in Brazil mainly through Oi and Contax, following the investments acquired in these entities in March 2011. The consolidated annual report of the Company provides a detailed explanation of its consolidated activity and the evolution of its businesses for the year ended 31 December 2013 and, as such, we propose to the shareholders the analysis of that report in conjunction with this report. Business overview Apart from management of investments, the Company did not conduct directly any other business activity. Legal Information • There are no outstanding amounts overdue to the Portuguese State and the Portuguese Social Security System. • The Company did not enter into any material businesses or transactions with the members of its Board of Directors and the Audit Committee, except for those mentioned in Note 48 to the Consolidated Financial Statements as at 31 December 2013. 2013 events and recent developments The events of the year ended 31 December 2013 and recent developments are described in the 2013 Consolidated Annual Report of Portugal Telecom. Proposal for application of profits Considering that: A) Net profit for the year ended 31 December 2013 amounted to Euro 341,808,031; B) On 14 August 2013, the Board of Directors of Portugal Telecom approved a new shareholder remuneration policy for fiscal years 2013 and 2014 that consists exclusively in the payment of an annual cash dividend of Euro 0.10 per share.

Annual Report | 2013 4 The Board of Directors proposes that: 1. Considering the net income for the year amounting to Euro 341,808,031, we propose that a total of Euro 89,651,250 be paid to shareholders, corresponding to Euro 0.10 per share, in respect of the total number of issued shares and that the remaining amount of net income be transferred to retained earnings; 2. Taking into account the proposal included in the agenda of the Shareholder’s Meeting, it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the above mentioned payment without limiting the Company’s intervention ability, we propose that, in the distribution of the overall sum of Euro 89,651,250, as provided for in the foregoing paragraph, calculated on the basis of an unit amount per issued share (in this case, Euro 0.10 per share), the following be observed: a) Each issued share shall be paid the unit amount of Euro 0.10; b) The amount corresponding to the shares that, on the payment day of the above mentioned amount, belong to the Company itself (calculated on the said unit amount of Euro 0.10 per issued share) shall not be paid and shall be transferred to retained earnings; Lisbon, 24 March 2014 Henrique Granadeiro, Chairman of the Board of Directors Alfredo José Silva de Oliveira Baptista, Executive Director Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director Carlos Alves Duarte, Executive Director Fernando Magalhães Portella, Non-Executive Director

Annual Report | 2013 5 Francisco Teixeira Pereira Soares, Non-Executive Director Gerald Stephen McGowan, Non-Executive Director João Manuel de Mello Franco, Non-Executive Director Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director José Guilherme Xavier de Basto, Non-Executive Director Luís Pacheco de Melo, Executive Director Manuel Rosa da Silva, Executive Director Maria Helena Nazaré, Non-Executive Director Mário João de Matos Gomes, Non-Executive Director Milton Almicar Silva Vargas, Non-Executive Director

Annual Report | 2013 6 Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director Otávio Marques de Azevedo, Non-Executive Director Paulo José Lopes Varela, Non-Executive Director Pedro Humberto Monteiro Durão Leitão, Executive Director Rafael Luís Mora Funes, Non-Executive Director Shakhaf Wine, Executive Director

Annual Report | 2013 7 Standalone financial statements

Annual Report | 2013 8 INDEX Balance sheet Income statement Statement of changes in shareholders’ equity Statement of cash flows Notes to the standalone financial statements 1. Introduction 2. Basis of presentation 3. Main accounting policies, judgments and estimates 4. Cash flows 5. Errors, changes in accounting policies and estimates 6. Tangible fixed assets 7. Financial investments - equity method of accounting 8. Related parties 9. Other financial assets and financial liabilities 10. Income taxes 11. State and other public entities 12. Other accounts receivable and accounts payable 13. Deferrals 14. Shareholders' equity 15. Provisions and contingent liabilities 16. Loans obtained 17. Suppliers 18. Accrued expenses 19. Equity in earnings/(losses) of affiliated companies 20. Supplies and external services 21. Wages and salaries 22. Increases/(reductions) in fair value 23. Other income and gains 24. Other expenses and losses 25. Interest and related income/(expense) 26. Earnings per share 27. Guarantees 28. Events occurred after the balance sheet date

Annual Report | 2013 9 Euro Notes 2 0 13 2 0 12 Re stated (Note 5) ASSETS Non- current assets Tangible fixed assets 6 1,433,501 1,430,907 Financial investments - equity method of accounting 7 7,750,550,532 7,078,944,412 Financial investments - other methods 6,234 1,429,879 Balances with Group companies 8 1,806,200,000 1,155,174,819 Other financial assets 9 729 925 Deferred tax assets 10 211,478,644 199,557,704 Total non- current assets 9 ,7 6 9,66 9 ,6 40 8 ,4 3 6,53 8 ,6 4 6 Current assets Advances to suppliers 652 86,975 State and other public entities 11 50,194,165 45,337,920 Balances with Group companies 8 573,941,578 303,935,039 Other accounts receivable 12 46,381,224 34,931,075 Deferrals 13 17,626,503 21,657,629 Other financial assets 9 200,000,000 983,368 Non- current assets held for sale 7 1,850,426 4,622,068 Cash and bank deposits 4.(i) 541,962,115 264,014,597 Total current assets 1,43 1,9 5 6 ,6 63 67 5 ,5 6 8,67 1 Total assets 11,20 1,62 6 ,3 03 9,112 ,10 7,317 SHAREHOLDERS' EQUITY Share capital 14 26,895,375 26,895,375 Treasury shares 14 (337,520,916) (337,520,916) Legal reserve 14 6,773,139 6,773,139 Other reserves 14 156,181,554 153,287,638 Adjustments to financial assets 14 (1,078,595,740) (416,230,154) Retained earnings 2,437,333,996 2,543,059,287 Net income 341,808,031 226,026,147 Total shareholders' equity 1,5 52 ,87 5 ,4 39 2,20 2 ,2 9 0,516 LIABILITIES Non- current liabilities Provisions 15 - 354,841 Loans obtained 16 2,245,301,980 1,761,717,444 Deferrals 13 5,822,078,184 4,718,984,318 Deferred tax liabilities 10 14,596,658 14,286,361 Other financial liabilities 9 - 2,391,996 Other non financial liabilities 68,594 67,979 Total non- current liabilities 8,08 2 ,0 4 5,416 6 ,4 9 7,80 2 ,9 3 9 Current liabilities Provisions 15 55,717,696 43,745,583 Loans obtained 16 1,428,453,163 323,719,264 Deferrals 227,490 227,490 Balances with Group companies 8 24,901,171 3,486,460 Suppliers 17 7,839,378 2,359,053 Accrued expenses 18 48,034,134 38,226,001 State and other public entities 11 1,510,270 198,838 Other accounts payable 22,146 51,173 Total current liabilities 1,5 66 ,70 5 ,4 48 4 12 ,0 13 ,8 6 2 Total liabilities 9 ,6 4 8,75 0 ,8 64 6 ,9 0 9 ,8 16,80 1 Total liabilities and shareholders' equity 11,20 1,62 6 ,3 03 9,112 ,10 7,317 The accompanying notes form an integral part of these financial statements. Accountant The Board of Directors PORTUGAL TELECOM, SGPS, S.A. BALANCE SHEET 31 DECEMBER 2013 AND 2012

Annual Report | 2013 10 Euro Notes 2 013 2012 Restate d (Note 5) Equity in earnings/(losses) of affiliated companies 19 395,004,230 161,558,424 Supplies and external services 20 (3,922,955) (4,052,148) Wages and salaries 21 (11,927,717) (12,003,826) Indirect taxes (2,934,374) (1,028,574) Impairment of accounts receivable ((losses)/reversals) (273,944) 4,063,283 Provisions ((increases)/reductions) 15 (15,499,181) (3,992,118) Increases/(reductions) in fair value 22 (825,588) (2,090,325) Other income and gains 23 4,407,915 7,412,673 Other expenses and losses 24 (18,527,976) (2,319,470) INCOME BEFORE DEPRECIATION AND AMORTISATION, FINANCING EXPENSES AND TAXES 34 5,5 00,410 147,547 ,919 Depreciation and amortisation ((expenses)/reversals) 6 (237,289) (279,576) OPERATING INCOME (BEFORE FINANCING EXPENSES AND TAXES) 3 45,263,121 147,268,343 Interest and related income 25 153,456,720 98,495,789 Interest and related expenses 25 (195,677,192) (122,479,324) INCOME BEFORE TAXES 303 ,04 2,649 123,284,808 Income taxes 10 38,765,382 102,741,339 NET INCOME 3 41,8 08,031 226,026 ,147 Basic earnings per share 26 0.40 0.26 Diluted earnings per share 26 0.40 0.26 The accompanying notes form an integral part of these financial statements. Accountant The Board of Directors PORTUGAL TELECOM, SGPS, S.A. INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2013 AND 2012

Annual Report | 2013 11 Euro Sha re c apital Trea sury sha re s Legal re serve Other re serve s Adjustments to fina ncia l assets Reta ine d e arnings Advanc es on ac count of profits Net income Total sha reholde rs' e quity Ba la nc e a s at 1 Ja nua ry 2 012 (re sta ted - Note 5 ) A 26 ,89 5 ,3 7 5 (32 6 ,3 8 2,8 63 ) 6 ,77 3 ,13 9 156 ,18 0 ,05 6 (7,9 91,9 54 ) 2 ,7 3 3,5 83 ,5 07 (184 ,79 9 ,8 6 8) 3 37 ,02 5 ,0 0 2 2 ,7 41,28 2 ,3 9 4 Cha nge s in the pe riod: Foreign currency translation adjustments - - - - (378,892,745) - - - (3 78 ,89 2 ,7 4 5) Unpaid dividends - - - 943,300 (943,300) - - - Transfer to retained earnings - - - (5,843,644) (31,819,549) 37,663,193 - - - Other changes recognized in shareholders' equity - - - 2,951,226 1,530,794 (1,194,324) - - 3 ,28 7 ,6 9 6 B - - - (2 ,89 2 ,4 18) (40 8,2 3 8,2 00 ) 3 5,5 25 ,5 69 - - (3 75 ,60 5 ,0 4 9) Ne t inc ome C 226,026,147 2 26 ,02 6 ,14 7 Compre he nsive inc ome B+C (149 ,57 8 ,90 2) Ope rations with share holders: Effect of the corporate restructuring of the Oi Group (Notes 7 and 14.2) - 12,060,380 - - - - - - 12 ,06 0 ,3 8 0 Acquisition of Portugal Telecom's shares by Oi (Notes 7 and 14.2) - (23,198,433) - - - - - - (23 ,19 8 ,4 3 3) Application of the previous year's earnings (Note 14.6) - - - - - (219,712,305) 184,799,868 (337,025,002) (3 71,93 7 ,43 9) Taxes on income of own shares - - - - - (6,337,484) - - (6 ,33 7 ,4 8 4) D - (11,13 8,0 53 ) - - - (22 6,0 4 9,7 89 ) 184 ,79 9 ,8 6 8 (3 37 ,02 5 ,0 0 2) (3 89 ,412 ,97 6) Ba la nc e a s at 3 1 Dec ember 2 012 (re sta ted - Note 5 ) E=A+B+C+D 26 ,89 5 ,3 7 5 (33 7,5 2 0,9 16 ) 6 ,77 3 ,13 9 153 ,28 7 ,6 3 8 (4 16,2 30 ,154 ) 2 ,5 4 3,0 59 ,2 87 - 22 6 ,02 6 ,14 7 2 ,2 02 ,29 0 ,5 16 Cha nge s in the pe riod: Foreign currency translation adjustments - - - - (541,474,006) (54,506,188) - - (5 95 ,98 0 ,19 4) Unpaid dividends - - - (3,810,727) 3,810,727 - - - Transfer to retained earnings - - - - (1,934,485) 1,934,485 - - - Other changes recognized in shareholders' equity - - - 2,893,916 (115,146,368) (371,266) - - (112 ,62 3 ,7 18) F - - - 2 ,89 3 ,9 16 (66 2,3 6 5,5 86 ) (4 9,13 2,2 42 ) - - (7 08 ,60 3 ,9 12) Ne t inc ome G 341,808,031 34 1,80 8 ,0 3 1 Compre he nsive inc ome F+G (3 66 ,79 5 ,8 8 1) Ope rations with share holders: Application of the previous year's earnings (Note 14.6) - - - - - (51,858,147) - (226,026,147) (2 77 ,88 4 ,2 9 4) Taxes on income of own shares - - - - - (4,734,902) - - (4 ,73 4 ,9 0 2) H - - - - - (5 6,5 9 3,0 49 ) - (2 26 ,02 6 ,14 7) (28 2 ,619 ,19 6) Ba la nc e a s at 3 1 Dec ember 2 013 E+F+G+H 26 ,89 5 ,3 7 5 (33 7,5 2 0,9 16 ) 6 ,77 3 ,13 9 15 6 ,18 1,5 5 4 (1,07 8,5 9 5,7 40 ) 2 ,4 3 7,3 33 ,9 96 - 34 1,80 8 ,0 3 1 1,5 52 ,87 5 ,4 3 9 The accompanying notes form an integral part of these financial statements. Accountant The Board of Directors PORTUGAL TELECOM, SGPS, S.A. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2013

Annual Report | 2013 12 Euro Notes 2013 2012 OPERATING ACTIVITIES Payments to suppliers (5,314,634) (7,335,195) Payments to employees (7,885,179) (11,755,808) (13 ,199 ,8 13 ) (19,091,003) Cash receipts relating to income taxes 4.(a) 108,731,671 67,937,010 Other cash receipts (payments) 4.(b) (2,869,175) 7,393,639 Cash flows from operating a ctivities (1) 9 2,662 ,683 5 6,239 ,646 INVESTING ACTIVITIES Cash receipts resulting from: Short- term financial applications 4.(c) - 60,000,000 Financial investments 4.(d) 4,302,492,836 40,753,328 Loans granted 4.(e) 109,410 455,182,626 Interest and related income 112,862,199 126,226,158 Dividends 4.(f) 50,413,848 46,517,735 Tangible fixed assets 45,070 34,492 Other investing activities - 3,336,281 4,46 5,923 ,363 73 2,05 0,620 Payments resulting from: Short- term financial applications 4.(c) (200,000,000) - Financial investments 4.(g) (3,995,078,869) (50,000) Loans granted 4.(e) (1,217,078,892) (257,598,328) (5 ,4 12 ,157 ,7 61) (25 7,64 8,328 ) Cash flows from investing a ctivitie s (2) (94 6,23 4,398 ) 47 4,40 2,292 FINANCING ACTIVITIES Cash receipts resulting from: Loans obtained 4.(h) 10,225,000,000 3,862,500,000 10,22 5,000 ,000 3,86 2,500 ,000 Payments resulting from: Loans repaid 4.(h) (8,654,564,399) (3,913,277,262) Dividends 14.6 (284,658,563) (569,317,125) Interest and related expenses (153,024,562) (112,851,497) (9,09 2,24 7,524 ) (4,59 5,44 5,884 ) Cash flows from financing a ctivities (3) 1,13 2,752 ,4 76 (73 2,94 5,884 ) Cha nge in cash and ca sh e quivalents (4)=(1)+(2)+(3) 279 ,180 ,7 61 (20 2,30 3,946 ) Effect of exchange differences (1,233,243) (1,298,792) Cash and cash equivalents at the beginning of the period 264,014,597 467,617,335 Cash and ca sh e quivalents at the e nd of the period 4.(i) 5 41,9 62 ,115 264 ,014 ,597 The accompanying notes form an integral part of these financial statements. Accountant The Board of Directors PORTUGAL TELECOM, SGPS, S.A. STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2013 AND 2012

Annual Report | 2013 13 PORTUGAL TELECOM, SGPS, S.A. Notes to the Standalone Financial Statements as at 31 December 2013 (Amounts in Euro) 1. Introduction Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or “Company”) and its subsidiaries, joint ventures and associated companies (Note 8), which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal, Brazil and several other countries in Africa and Asia. The corporate purpose of the Company is the management of investments. As a result of the five privatization processes between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is held mainly by private shareholders. The shares of Portugal Telecom are listed on the Euronext Stock Exchange and on the NYSE - New York Stock Exchange. On 28 March 2011, Portugal Telecom concluded the acquisition process of the investments in Telemar Norte Leste, S.A. (“Telemar”) and Contax, S.A. (“Contax”) for a total cash consideration of 8,437 million Brazilian Reais and entered into several agreements with the controlling shareholders of these companies. As a result of this operation, Portugal Telecom acquired an economic interest of 25.3% in Telemar (the parent company of the Oi Group at that date) and 14.1% in Contax. Under the terms of the agreements entered into with the controlling shareholders, Portugal Telecom shares the power to govern the strategic financial and operating policies of these companies, which for this reason are classified as joint ventures. Oi Group is the leading provider of telecommunications services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. The transaction mentioned above was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom with Andrade Gutierrez Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”), two of the main shareholders of Telemar Participações (the controlling shareholder of the Oi Group), which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group. Under this strategic partnership, it was envisaged that, amongst other purposes, Oi would acquire up to 10% of the outstanding shares of Portugal Telecom. As at 31 December 2013, Oi held 89,651,205 shares of Portugal Telecom, representing 10.0% of share capital. Portugal Telecom’s indirec share in this

Annual Report | 2013 14 investment was classified as treasury shares in its Balance Sheet and amounted to Euro 159 million as at 31 December 2012 and 2013 (Note 14.2). On 27 February 2012, the general meetings of Tele Norte Leste Participações S.A. (“TNL”), Telemar, Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. As a result of the approval of this Corporate Reorganization, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom while before the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.3% direct and indirect interest previously held in Telemar to a 23.17% direct and indirect interest in Oi, S.A In connection with this Corporate Reorganization, Portugal Telecom recorded directly in shareholders’ equity a gain amounting to Euro 61,296,212, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the share of Portugal Telecom in the amount paid by Oi regarding the exercise of withdrawal rights (2 billion Brazilian Reais) by shareholders that requested it. The gain of Euro 61,296,212 mentioned above includes an amount of Euro 12,060,380 recognized under the caption “Treasury shares” (Note 14.2) and an amount of Euro 49,235,832 recognized under the caption “Adjustments to financial assets” (Note 14.5) in connection with the equity method of accounting applied to PT Portugal, the Company’s subsidiary that indirectly holds the investment in the Oi Group. On 1 October 2013, Portugal Telecom, Oi , AG, LF, Bratel Brasil, Pasa Participações S.A. (“Pasa”), EDSP 75 Participações S.A. (“EDSP75”) (which together with Telemar Participações are defined as “Oi Holding Companies”), Banco Espírito Santo (“BES”) and Nivalis Holding B.V. (“Ongoing”) signed a memorandum of understanding setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity (“CorpCo”). The merger is a natural fulfilment of the industrial alliance established in 2010 creating a leading telecoms operator. In accordance with the referred memorandum of understanding, this corporate restructuring will consist of the following steps: - Oi proposes to undertake a cash capital increase of a minimum of R$ 7.0 billion (Euro 2.3 billion), and with a target of R$ 8.0 billion (Euro 2.7 billion) to improve the balance sheet flexibility of CorpCo; the shareholders of Telemar Participações and an investment vehicle managed by Banco BTG Pactual S.A. ("BTG Pactual") will subscribe approximately R$ 2.0 billion (Euro 0.7 billion) of the cash capital increase. - Subject to the above mentioned cash capital increase, Portugal Telecom will subscribe a capital increase in kind of approximately R$6.1 billion (Euro 2.0 billion) fully subscribed with

Annual Report | 2013 15 the contribution of all the shares directly or indirectly held by Portugal Telecom in companies that hold (i) all of its operating assets, excluding those directly or indirectly held in Oi and Contax, and (ii) the respective liabilities as of the date of contribution; these net assets will be subject to a valuation by an independent appraiser, whose report shall be submitted to Oi’s Shareholders Extraordinary Meeting. - Portugal Telecom will subscribe R$4.8 billion of debentures convertible into shares of AG and LF, the proceeds of which AG and LF shall use to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn will also use those proceeds to repay its own indebtness. - Exchange of Portugal Telecom’s interests in CTX and Contax for shares of AG and LF, which at that time will have only shares of Oi and Telemar Participações. - Mergers of Bratel Brasil (Portugal Telecom’s subsidiary that holds the investment in Oi), AG and LF into Telemar Participações. - Incorporation of Oi shares into Telemar Participações, so that Oi becomes a fully owned subsidiary of Telemar Participações. - Merger of Portugal Telecom into Telemar Participações, with Telemar Participações to be the surviving company; at the time of the merger, Portugal Telecom is expected to have no material assets or liabilities other than the investment in Oi. At the end of 2013, for the purpose of contribution to the capital increase in kind of Oi, as mentioned above, Portugal Telecom started a process of restructuring their investments in order to concentrate them directly or indirectly in PT Portugal SGPS, S.A. (“PT Portugal”, a subsidiary of Portugal Telecom (Note 8)). With this purpose, Portugal Telecom completed by the end of 2013 the sale of several investments to PT Portugal or its subsidiaries. The impacts of these operations in terms of cash flows, capital gains and changes in financial investments are discriminated in Notes 4, 7, 13 and 19. This process will only be completed in 2014. These financial statements, which relate to the Company on a standalone basis, were prepared in accordance with accounting principles generally accepted in Portugal (Note 2) and, as such, the financial investments were accounted for under the equity method, as referred to in Note 3.4. In these standalone financial statements, the shareholders’ equity as at 31 December 2013 and 2012 and the net income for the years then ended include the effect of the consolidation of the shareholders’ equity and net income of Portugal Telecom’s affiliated companies, based on their respective financial statements, but do not include the effect of the full consolidation of their assets, liabilities, costs and revenues. In accordance with current legislation, the Company prepared consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), published separately. These consolidated financial statements include the financial statements of the companies in which Portugal Telecom holds management control. In this respect, it should be noted the adoption in 2013 of IFRS 11 Joint Arrangements, according to which investments in joint ventures (namely Oi, Contax and its controlling

Annual Report | 2013 16 shareholders) shall be recognized retrospectively using the equity method of accounting, instead of the proportional consolidation method, as previously permitted by IAS 31. The financial statements for the year ended 31 December 2013 were approved by the Board of Directors and authorized for issue on 24 March 2014 and are still subject to approval by the General Meeting of Shareholders under the commercial legislation in Portugal. 2. Basis of presentation These financial statements were prepared based on Decree-law nº. 158/2009, dated 13 July, and in accordance with the Conceptual Structure, Accounting and Financial Reporting Standards (“NCRF”) and Interpretative Standards, as approved by Notices nº 15652/2009, 15653/2009 and 15655/2009 of the General-Secretary of the Ministry of Finance, dated 27 August, which make up the New Portuguese accounting system, named “Sistema de Normalização Contabilística” (“SNC”). The Company adopted NCRF for the first time in 2010 and applied for this purpose the “NCRF 3 Adoption For The First Time of NCRF” (“NCRF 3”), with the transition date being 1 January 2009 for the purposes of the presentation of these financial statements. As permitted by Decree-Law nº. 158/2009, the Company also applies the International Financial Reporting Standards (“IAS/IFRS”) and related interpretations (“SIC/IFRIC”) issued by the International Accounting Standards Board (“IASB”), in order to fill in the gaps or omissions in SNC regarding specific situations of certain transactions. The consolidated financial statements of Portugal Telecom are prepared, since 1 January 2005, in accordance with IFRS as adopted by the European Union, which are applicable to the listed companies in the European Union. Therefore, the shareholders’ equity as at 31 December 2013 and 2012 and the net income for the years then ended that are included in the consolidated financial statements of Portugal Telecom differ from the amounts presented in these standalone financial statements. The reconciliation of shareholders’ equity as at 31 December 2013 and net income for the year then ended, attributable to the Company’s shareholders, between standalone (under NCRF) and consolidated financial statements (under IFRS), is as follows: Reconciliation between NCRF and IFRS (Euro million) Ne t income Shareholders' equity In accordance with NCRF 34181,552.9 Amortization of goodwill and licenses (IAS 36 and 38) (15.3) 124.8 Financial instruments (IAS 39) (0.1) - Sale of CTM - Difference between CTA's recycled to net income under IFRS and SNC 4.6 - Costs incurred directly attributable to business combinations (IFRS 3) - (26.5) Subsidies for investments (IAS 20) - (9.8) In accordance with IFRS 331.01,641.3

Annual Report | 2013 17 3. Main accounting policies, judgments and estimates These standalone financial statements were prepared on a going concern basis of accounting. The main accounting policies used in the preparation of these standalone financial statements are described below and were applied consistently. 3.1. Tangible fixed assets Tangible fixed assets are stated at acquisition cost, which includes the amount paid to acquire the asset and any expenses directly attributable to bringing the assets to the location and condition necessary for their operation. Tangible fixed assets are depreciated on a straight-line basis from the month they are available for use. The depreciation rates reflect the useful life of each class of assets, as follows: The gains and losses resulting from any write-off or disposal are determined by the difference between the amount received and the carrying value of the asset, and are recognized in the income statement when the write-off or disposal occurs. 3.2. Leases Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The remaining lease contracts are considered operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract. Assets acquired under finance leases and the corresponding liabilities are accounted for at the beginning of the contract as the lower amount between the fair value of the assets and the present value of minimum lease payments. Rents include the reimbursement of the liability and interest expense, with interest being recognized in the income statement based on a periodic interest rate over the remaining liability. Under operating leases, rents are recognized on a straight-line basis during the period of the lease. Asset class Years of useful life Transportation equipment 4 Administrative equipment 3 - 8 Other tangible fixed assets 4 - 8

Annual Report | 2013 18 3.3. Business combinations and goodwill Acquisitions of subsidiaries are accounted for based on the purchase method. On the acquisition date, the purchase price includes the following components: (a) the fair value of assets acquired; (b) the fair value of liabilities incurred; (c) the fair value of equity instruments issued by the Company in exchange for the control of the subsidiary; and (d) expenses directly attributable to the acquisition. When applicable, the purchase price includes the effect of contingent payments agreed upon under the terms of the transaction, with subsequent changes in those payments being recorded as an adjustment to goodwill. Any excess of the acquisition cost over the fair value of net assets acquired and contingent liabilities of the acquired company, at the date of acquisition, is recorded as goodwill, in accordance with “NCRF 14 Business Combinations” (“NCRF 14”). If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in net income. As provided for in NCRF 3, the Company applies NCRF 14 only to acquisitions occurred after 1 January 2009. Goodwill is not amortized, but tested for impairment losses on an annual basis or whenever there is evidence of a potential loss of value. For impairment test purposes, goodwill is allocated to cash generating units. Any impairment loss is recognised in the income statement of the period, and cannot be reversed in a subsequent period. 3.4. Financial investments Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies of the entity, generally represented by the majority of the voting rights. Associated companies are entities over which the Company has a significant influence but not control, generally represented by stakes between 20% and 50% of voting rights. Financial investments in subsidiaries and associated companies are recorded under the equity method of accounting. Under this method, financial investments are initially recorded at acquisition cost and subsequently adjusted for the changes, after the acquisition date, in the Company’s share in the net assets of those entities. Portugal Telecom’s earnings include its share in the earnings of its subsidiaries and associated companies. Financial investments in foreign entities are translated to Euros using the exchange rates prevailing at the balance sheet date, while the Company’s share in the earnings of those entities is computed based on the average exchange rates for the reported period. The effect of translation differences is recognised in shareholders’ equity under the caption “Adjustments to financial assets”, and is transferred to net income upon the disposal of a foreign entity or the transmission of the investment through another way. The exchange rates used in the translation of the main foreign entities (held directly or indirectly by Portugal Telecom) are as follows:

Annual Report | 2013 19 Financial investments are evaluated whenever there is evidence they may be impaired and the related impairment losses are recorded in the income statement. Gains obtained in transactions with subsidiaries and associated companies are eliminated proportionally to the Company’s share in those entities, against a reduction in the financial investment. Capital gains resulting from the disposal of subsidiaries and associated companies within the Group are deferred or reversed until the date these investments are disposed of to a third party. Whenever these gains are deferred, their recognition in earnings is made under the caption “Equity in earnings/(losses) of affiliated companies”, on the proportion that goodwill or assets and liabilities identified in the allocation of the purchase price recorded by the acquirer is recognized in earnings. Additional capital contributions and loans granted to subsidiaries and associated companies are recorded at nominal value, reduced by adjustments for estimated losses, if applicable. 3.5. Accruals The Company records its revenue and expenses as they are generated or incurred, regardless of when they are received or paid, respectively. 3.6. Income taxes Income tax expense corresponds to the sum of current and deferred taxes. Deferred taxes are recognized in earnings except when they relate to items recorded directly in shareholders’ equity, in which case they are also recorded in shareholders’ equity. Portugal Telecom adopted the Special Taxation Regime for Groups of Companies (“RETGS”), as defined in Section 69 of the Corporate Income Tax Code (“IRC”), which applies to all companies in which it holds, directly or indirectly, at least 90% of the share capital and that, simultaneously, are located in Portugal and are subject to corporate income tax. Any gain generated by the Group as a result of the adoption of this regime, resulting from tax losses of the companies included in the tax consolidation, is recorded in earnings under the caption “Equity in earnings/(losses) of affiliated companies” (Note 19). The companies which are not under this regime are subject to corporate income tax on a standalone basis, based on the respective taxable profits and tax rates. 2 0 13 2 0 12 Currency Closing balance Ave rage Closing balance Ave rage American dollar 1.3791 1.3281 1.3194 1.2848 Brazilian Real 3.2576 2.8685 2.7036 2.5084

Annual Report | 2013 20 The current income tax is computed based on the estimated taxable income for corporate income tax purposes, based on the statutory tax rate in Portugal, which is increased through a municipal tax and/or through an additional state surcharge depending on the collectible profit of the year (Note 10). The income tax expense recorded in the financial statements was determined in accordance with “NCRF 25 Income Taxes”. In determining income tax expense for the year, besides the current tax based on profit before-tax adjusted in accordance with the tax legislation, it is also considered the effects of temporary differences between income before tax and taxable income originated in the year or in preceding years. Deferred taxes correspond to the temporary differences between assets and liabilities for accounting purposes and the related amounts for taxable purposes. Deferred tax assets and liabilities are computed and evaluated annually, using the tax rates which are expected to be in force at the date of reversal of these temporary differences. Deferred tax assets are recorded only when there is a reasonable expectation of sufficient future tax profits which allow for their use. As at the balance sheet date the Company conducts a reassessment of the temporary differences originating deferred tax assets, in order to record deferred tax assets not recognized previously and/or to reduce the amount of deferred tax assets that are recognized, based on the current estimate of its recoverable amount. 3.7. Accounts receivable Accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost, based on the effective interest rate method, reduced by impairment losses. Impairment losses for doubtful accounts receivable are computed based on the evaluation of the estimated risks resulting from the non-collection of receivables and are recorded in the income statement. 3.8. Non-current assets held for sale Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered primarily through a sale transaction rather than through continuing use. This condition is regarded as met only when the subject transaction is highly probable and the asset or group of assets is available for immediate sale in its present condition. The sale should be completed within one year as from the date the asset was classified as held for sale. Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

Annual Report | 2013 21 3.9. Provisions and contingent liabilities The Company recognizes provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria is not accomplished, the Company discloses the event as a contingent liability, unless the cash outflow is remote. Provisions are recognized for an amount corresponding to the present value of the best estimate, at the reporting date, of the resources needed to settle the obligation. That estimate is determined considering the risks and uncertainties associated with the obligation. Provisions are reviewed at the end of each year and adjusted for in order to reflect the best estimate as of that date. 3.10. Loans obtained Loans obtained are initially recognized at fair value, net of transaction costs incurred, and subsequently presented at amortized cost, based on the effective interest method. Exchangeable bonds issued by Portugal Telecom are recognized as compound instruments, comprising the following two components: (i) the present value of the debt, estimated through the prevailing market interest rate for similar non-convertible debt, which is recorded as a financial liability; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, which is recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognized at amortized cost and the shareholders’ equity component is recognized at the initial value. 3.11. Treasury shares Equity swap contracts on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of shareholders’ equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract. Shares of Portugal Telecom acquired by its subsidiaries are recognized in the Balance Sheet as treasury shares at the acquisition cost, based on the Portugal Telecom’s effective interest in those entities.

Annual Report | 2013 22 3.12. Balance sheet classification Realizable assets and liabilities due over a period greater than one year from the balance sheet date are classified under non-current assets and non-current liabilities, respectively, at present value. 3.13. Foreign currency transactions and balances Transactions denominated in foreign currencies (different from the Company´s domestic currency) are translated to Euros at the exchange rates prevailing at the time the transactions are made. Assets and liabilities in foreign currency for which there is no agreement for fixing an exchange rate are translated to Euros using the exchange rates prevailing at the balance sheet date. Favourable or unfavourable exchange rate differences arising from the differences between exchange rates in force at the date of the respective transactions and those applying on the date of collection or payment or at the balance sheet date are recorded as gains and losses in the income statement. Assets and liabilities as at 31 December 2013 and 2012 were translated into Euros using the following exchange rates to the Euro reported by the Portuguese Central Bank: 3.14. Financial assets and liabilities Financial assets and liabilities are recognized in the balance sheet when the Company becomes part of the corresponding contractual terms, and are classified in the following categories: (a) at cost or amortized cost; and (b) at fair value, with the respective changes being recorded in the income statement. (a) Financial assets and liabilities at cost or amortized cost Assets and liabilities are classified at cost or amortized cost if they: (a) have a defined maturity; (b) have a fixed or determined income; and (c) don’t represent or include a derivative financial instrument. Assets and liabilities classified in this category are measured at amortized cost reduced by accumulated impairment losses (for financial assets) and correspond primarily to the following asset and liability captions included in the Company’s balance sheet: - Loans included under the caption “Financial investments - equity method of accounting” Currency 20132012 American dollar 1.3791 1.3194 Brazilian Real 3.2576 2.7036

Annual Report | 2013 23 - Loans obtained - Balances with Group companies - Suppliers - Accrued expenses - Advances to suppliers - State and other public entities - Other accounts receivable and payable - Other financial assets and liabilities - Cash and bank deposits Amortized cost is determined through the effective interest method. The effective interest rate is the one that discounts the estimated future payments and receipts, during the term of the financial instrument, to the carrying value of the financial asset or liability. (b) Financial assets and liabilities at fair value All the remaining financial assets and liabilities not included in the category “cost or amortized cost” are recognized at fair value. These financial assets and liabilities correspond primarily to interest and exchange rate derivative financial instruments. The changes in the fair value of these derivatives are recognized through shareholders’ equity or profit and loss, depending on whether those derivatives meet or not the criteria for hedge accounting, respectively. These changes in fair value are recorded under the caption “Increases/(reductions) in fair value” (Note 22). (c) Impairments on financial assets Financial assets included under the caption “cost or amortized cost” are subject to impairment tests by the end of each year. Such assets are impaired when there is clear evidence that, as a result of one or more events occurred after its initial recognition, their future estimated cash flows will be affected. For assets measured at amortized cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the present value of the revised future estimated cash flows discounted using the initial effective interest rate. For financial assets measured at cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the best estimate of the asset’s fair value. Subsequently, if there is a reduction in the impairment loss as a result of an event occurred after the initial recognition of the loss, the impairment should be reversed through earnings. The reversal is recognized up to the limit of the amount that would be recorded (at amortized cost) if the loss had not been initially recognized.

Annual Report | 2013 24 (d) Derecognition of financial assets and liabilities The Company derecognizes financial assets when its contractual rights to obtain the asset’s cash flows expire, or when it transfers to another entity all the significant risks and rewards associated with the ownership of those assets. The Company derecognizes financial liabilities only when the corresponding obligation is settled, cancelled or expires. 3.15. Main accounting estimates and judgements To prepare the standalone financial statements under NCRF, the Company’s management uses estimates and assumptions that have an effect in the application of accounting policies and in the amounts reported. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting estimates reflected in the financial statements relate to the impairment tests of financial investments and the evaluation of the fair value of financial instruments. The Company tests annually its financial investments for impairment, whenever they present evidence of impairment, including severe decline in the operations activity of the affiliated company. Under this analysis, the recoverable amounts of the financial investments are determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation for each of the subsidiaries, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit. Estimates used are based on the best information available during the preparation of financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with “NCRF 4 Accounting Policies, Changes in Estimates and Errors” (“NCRF 4”), changes to these estimates that occur after the date of the financial statements are recognized in net income, using a prospective methodology. 3.16. Events occurred after the balance sheet date Events occurred after the balance sheet date that provide additional information about conditions existing at the balance sheet date are reflected in the financial statements. Events occurred after the balance sheet date that provide information about conditions that occur after the balance sheet date are not reflected in the financial statements, but are disclosed in the notes to the financial statements, if material.

Annual Report | 2013 25 4. Cash flows The caption “Cash and cash equivalents” of the statement of cash flows includes cash on hand and bank deposits readily convertible to a known amount of cash. The Company is exposed to a liquidity risk if its sources of funding, including cash balances, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match its financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by investing activities, mainly from dividends and interest received from affiliated companies, and on the available cash and cash equivalents plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, the Company believes that it will be able to meet its obligations. Considering the centralized cash management system implemented by the Company for its operations in Portugal, under which the companies that are included in this system can finance its cash requirements through Portugal Telecom, the Company manages the liquidity risk of its Group operations in Portugal. In order to reduce this risk, Portugal Telecom seeks to maintain a liquidity position and an average maturity of debt that allows the repayment of short-term loans obtained and, simultaneously, the payment of all contractual obligations, as mentioned above. As at 31 December 2013, the amount of available cash from Group operations in Portugal, plus the undrawn amount of underwritten commercial paper lines (cash immediately available upon a 2 or 3-days notice) and committed standby facilities amounted to Euro 3,205 million, while average maturity of net debt was 4.0 years. The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and to maximize the return to shareholders. The capital structure of the Group includes loans obtained, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings. Portugal Telecom reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of its capital structure. The cash flow statement was prepared in accordance with “NCRF 2 Statement of Cash Flows”, with the following aspects being worth mentioning.

Annual Report | 2013 26 (a) Cash receipts (payments) relating to income taxes In years ended 31 December 2013 and 2012, this caption has the following composition: (a) This caption includes (1) cash receipts from affiliated companies related to payments on account of income tax to be settled in the following year, amounting to Euro 96,821,779 in 2013 and Euro 90,056,806 in 2012 (Note 8), (2) the settlement of the fourth and last installment regarding the previous year income tax, which amounted to a cash receipt of Euro 18,641,756 in 2013 and a payment of Euro 34,428,543 in 2012, and (3) cash receipts of Euro 3,393,473 in 2013 and Euro 5,414,818 in 2012 related to additional tax assessments from previous years made by affiliated companies. (b) In 2013 and 2012, Portugal Telecom made the Additional Payments on Account of Euro 5.5 and 5.6 million each, totaling Euro 16.4 million and 16.9 million respectively. In 2013, the Company made two special payment on account of Euro 0.1 million. In 2012, the Company did not made any payment on account due to the tax losses generated in 2012 and 2011. (c) This caption corresponds to refunds obtained as a result of payments on account made in the previous year in excess of the tax payable calculated under the tax consolidation regime of Portugal Telecom. (b) Other cash receipts (payments), net In the year ended 31 December 2013, net other cash payments amounted to Euro 2,869,175 compared to net other cash receipts of Euro 7,393,639 in 2012. This change is primarily explained by a cash receipt of Euro 10.2 million in 2012, corresponding to services rendered to Vivo between April and August 2008 under the management fee contract entered into with this entity in previous years, and by lower contributions made to Páginas Amarelas under the respective shareholders agreement, which amounted to Euro 4.5 million in 2012, situation that is no longer provided for in agreement entered into following the restructuring shareholder of this company (Note 7). (c) Payments (cash receipts) resulting from short-term financial applications In the year ended 31 December 2013 the Company made short-term investments in the amount of Euro 200,000,000, due in 7 January 2014 and with a coupon of 3.75%. In the year ended 31 December 2012, short-term financial applications, made in 2011, amounting to Euro 60,000,000 were settled at maturity on 16 April 2012. Euro 2013 2012 Collections from subsidiaries within RETGS, net (a) 118,857,008 61,043,081 Payments on account made by the Company (b) (16,541,317) (16,873,344) Income tax reimbursements related to the previous year (c) 6,018,231 21,612,997 Other 397,749 2,154,276 108,731,671 67,9 37,010

(d) Cash receipts resulting from financial investments

In the years ended 31 December 2013 and 2012, this caption has the following composition:

		Euro
	2013	**2012**
Reimbursement of additional paid in capital contributions (Note 7):		
PT Portugal	2,100,000,000	-
PT Compras	35,500,000	-
PT Investimentos Internacionais ("PT II")	13,100,000	-
Africatel Holdings B.V. ("Africatel")	1,687,500	
Yunit Serviços ("Yunit")	-	2,228,328
	2,150,287,500	**2,228,328**
Disposal of financial investments:		
Africatel	1,789,312,500	-
PT Imobiliária (Note 7)	11,499,672	-
PT Compras	293,965	-
Euroscom	121,305	-
TMM	3,831	-
Multicert	10	-
PT BlueClip (Note 7)	-	50,000
	1,801,231,283	**50,000**
Repayment / disposal of loans granted in connection with the disposal of financial investments:		
Africatel (Note 8)	313,605,020	-
Sportinveste (Note 7)	32,618,669	-
Yunit (Note 7)	2,228,329	-
PT Imobiliária	660,000	-
TMM	11,609	-
	349,123,627	**-**
Share capital reductions (Note 7):		
Africatel	-	38,475,000
	-	**38,475,000**
Other cash receipts:		
Previsão (Note 7)	1,850,426	-
	1,850,426	**-**
	4,302,492,836	**40,753,328**

Annual Report | 2013 27

(e) Cash receipts (payments) resulting from loans granted

In the years ended 31 December 2013 and 2012, cash receipts resulting from the reimbursement of loans granted, net of cash payments resulting from new loans granted, amounted to Euro 1,216,969,482 and Euro 197,584,298, respectively, and are as follows:

		Euro
	2013	**2012**
Intercompany loans within centralized cash management:		
PT Comunicações	(224,357,190)	472,157,596
PT Centro Corporativo	(42,560,777)	4,558,065
PT Portugal	(32,889,653)	36,216,170
PT Participações	(6,348,960)	60,965
PT Sistemas de Informação ("PT SI")	(2,961,131)	(440,092)
PT Sales	(1,420,785)	341,571
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A. ("PT Pro")	(872,393)	110,234
PT Inovação	2,386,252	(12,817,737)
PT Contact	25,045,265	(10,084,749)
MEO S.A.	46,200,260	(37,804,380)
Other companies	(9,780)	2,806,833
	(237,788,892)	**455,104,476**
Loans granted:		
PT Portugal (Note 8)	(979,000,000)	(255,000,000)
Yunit Serviços (Note 7)	-	(2,228,328)
PT Imobiliária (Note 8)	(290,000)	(370,000)
	(979,290,000)	**(257,598,328)**
Reimbursement of loans granted:		
INESC	109,410	78,150
	109,410	**78,150**
	(1,216,969,482)	**197,584,298**

(f) Dividends received

In the years ended 31 December 2013 and 2012, this caption has the following composition:

		Euro
	2013	**2012**
PT Participações	24,000,000	24,000,000
Africatel	18,750,000	-
Portugal Telecom Internacional Finance BV ("PT Finance")	6,705,439	20,838,588
PT Centro Corporativo	916,068	1,679,147
Vortal (Note 25)	42,341	-
	50,413,848	**46,517,735**

(g) Payments resulting from financial investments

In the years ended 31 December 2013 and 2012, this caption has the following composition (Note 7):

		Euro
	2013	**2012**
Share capital increases:		
PT Portugal	2,100,000,000	-
PT Participações	1,857,920,000	-
PT Compras	34,150,000	-
PT SI	3,000,000	-
	3,995,070,000	**-**
Other operations:		
Acquisition of shares PT Brasil	8,869	-
Incorporation of PT BlueClip	-	50,000
	3,995,078,869	**50,000**

Annual Report | 2013 28

Annual Report | 2013 29 (h) Cash receipts (payments) resulting from loans obtained In the years ended 31 December 2013 and 2012, cash receipts from loans obtained, net of loans repaid, amounted to receipts of Euro 1,570,435.601 and payments of Euro 50,777,262, respectively, and are as follows: (i) Cash and cash equivalents As at 31 December 2013 and 2012, this caption has the following composition: 5. Changes in accounting policies and estimates and errors During the year ended 31 December 2013, PT Comunicações, a wholly owned subsidiary of PT Portugal, adopted the revised version of IAS 19 Employee Benefits (" IAS 19 ") issued in June 2011, and applicable to fiscal years beginning on or after 1 January 2013. This revised standard was adopted as the NCRF 28 Employee Benefits, applicable to companies that follow SNC, provides for the accounting of post-employment benefits related to defined benefit plans to be made based on the revised version of IAS 19. Consequently, Portugal Telecom reflected in their standalone accounts through the equity method, the effect of the retrospective adoption of this revised standard by PT Comunicações, and for this reason restated the balance sheet as at 1 January and 31 December 2012, and the income statement for the year ended 31 December 2012, as follows: Euro 2013 2012 Commercial paper 1,575,250,000 (528,250,000) Bank loan obtained in July 2012 and May 2013 (Note 16.3) 70,000,000 100,000,000 Other Bank loans (74,489,181) 7,554,095 Non- convertible bonds (Note 16.2) - 400,000,000 Partial reimbursement of liabilities on equity swaps on own shares (Note 16.6) - (20,557,440) Intercompany loans within centralized cash management - (9,255,842) Leases and other loans obtained (325,218) (268,075) 1,570,435,601 (50,777,262) Euro 2013 2012 Cash 2,000 2,000 Bank deposits immediately available 541,960,115 264,012,597 541,962,115 264,014,597 Prior to IAS 19 amendment Impacts of IAS 19 amendment Restated statement ASSETS Financial investments - equity method of accounting 7,611,950,981 12,573,032 7,624,524,013 Other assets 2,442,028,640 - 2,442,028,640 Total assets 10,053,979,621 12,573,032 10,066,552,653 SHAREHOLDERS' EQUITY Adjustments to financial assets (30,932,527) 22,940,573 (7,991,954) Retained earnings 2,738,716,229 (5,132,722) 2,733,583,507 Net income 342,259,821 (5,234,819) 337,025,002 Other equity items (321,334,161) - (321,334,161) Total share holders' equity 2,728,709, 36 2 12,5 73 ,0 32 2 ,74 1,2 82 ,39 4 Total liabilities 7 ,32 5, 27 0,2 5 9 - 7 ,3 25 ,2 70 ,25 9 Total liabilities and share holders' equity 10,053,979,621 12,573,032 10,066,552,653 Balance sheet as at 1 January 2012

Annual Report | 2013 30 (a) The negative effect on net income resulting from the adoption of the revised IAS 19 by PT Comunicações was fully reflected in "Gains / (losses) of affiliated companies". The Company did not adopt any new or revised standard or interpretation during the year ended 31 December 2013, and did not voluntarily change other accounting policies or accounting estimates. During the year ended 31 December 2013, the Company did not adjust its financial statements for any material errors from previous years. 6. Tangible fixed assets During the years ended 31 December 2013 and 2012, movements occurred in tangible fixed assets were as follows: Prior to IAS 19 amendment Impacts of IAS 19 amendment Restated statement ASSETS Financial investments - equity method of accounting 7,067,728,382 11,216,030 7,078,944,412 Other assets 2,033,162,905 - 2,033,162,905 Total assets 9,100,891,287 11,216,0309, 112,107,317 SHAREHOLDERS' EQUITY Adjustments to financial assets (442,282,981) 26,052,827 (416,230,154) Retained earnings 2,553,426,828 (10,367,541) 2,543,059,287 Net income (a) 230,495,403 (4,469,256) 226,026,147 Other equity items (150,564,764) - (150,564,764) Total share holders' equity 2,191,074,486 11,216,030 2,202,290,516 Total liabilities 6,909,816,801 - 6,909,816,801 Total liabilities and share holders' equity 9,100,891,287 11,216,030 9,112,107,317 Balance sheet as at 31 December 2012 Euro 2 0 13 Buildings and other constructions Transportation equipment Administrative equipment Other tangible fixed assets Total Gross amount Opening balance 111,715 1,276,573 903,273 1,064,394 3,355,955 Acquisitions - 356,326 - - 356,326 Disposals - (321,149) - - (321,149) Transfers and write- offs - (87,928) (642,196) (2,206) (732,330) Closing balance 111,715 1,223,822 261,077 1,062,188 2,658,802 Accumulated depreciation Opening balance 111,715 811,981 894,174 107,178 1,925,048 Depreciation - 232,534 4,755 - 237,289 Disposals - (267,610) - - (267,610) Transfers and write- offs - (25,024) (642,196) (2,206) (669,426) Closing balance 111,715 751,881 256,733 104,972 1,225,301 Carrying amount - 471,941 4,344 957,216 1,433,501

Annual Report | 2013 31 7. Financial investments - equity method of accounting During the years ended 31 December 2013 and 2012, the movements occurred in this caption were as follows: Euro 2012 Buildings and other constructions Transportation equipment Administrative equipment Other tangible fixed assets Total Gross amount Opening balance 111,715 1,302,660 903,600 1,064,778 3,382,753 Acquisitions - 301,207 - - 301,207 Disposals - (327,294) (327) (384) (328,005) Closing balance 111,715 1,276,573 903,273 1,064,394 3,355,955 Accumulated depreciation Opening balance 111,715 825,066 889,746 107,562 1,934,089 Depreciation - 274,821 4,755 - 279,576 Disposals - (287,906) (327) (384) (288,617) Closing balance 111,715 811,981 894,174 107,178 1,925,048 Carrying amount - 464,592 9,099 957,216 1,430,907 Euro 2013 Investments in subsidiary companies Additional paid in capital contributions in subsidiary companies Investments in associated companies Goodwill Loans to associated companies Advance s for financial investments Total Gross amount Opening balance 1,658,651,324 5,356,337,500 6,227,436 61,419,919 5,067,148 - 7,087,703,327 Increases 3,995,078,869 - - - - - 3,995,078,869 Reductions (634,012,075) (2,150,287,500) (1,995,203) - (5,067,148) - (2,791,361,926) Equity method (473,732,021) - (3,447,311) - - - (477,179,332) Dividends (50,371,507) - - - - - (50,371,507) Other 3,983,343 - 103,584 - - - 4,086,927 Closing balance 4,499,597,933 3,206,050,000 888,506 61,419,919 - - 7,767,956,358 Impairment losses Opening balance - - 6,170,175 - 2,588,740 - 8,758,915 Increases - - - 16,129,000 - - 16,129,000 Reductions - - (4,893,349) - - - (4,893,349) Other - - - - (2,588,740) - (2,588,740) Closing balance - - 1,276,826 16,129,000 - - 17,405,826 Carrying amount 4,499,597,933 3,206,050,000 (388,320) 45,290,919 - - 7,750,550,532 Euro 2012 Investments in subsidiary companies Additional paid in capital contributions in subsidiary companies Investments in associated companies Goodwill Loans to associated companies Advance s for financial investments Total Gross amount Opening balance 2,190,555,609 5,356,337,500 (17,001,050) 61,419,919 37,763,966 32,000 7,629,107,944 Increases 50,000 - - - 2,228,328 - 2,278,328 Reductions (38,525,000) - (1,033,648) - (2,306,478) - (41,865,126) Equity method (440,563,194) - (3,734,466) - - - (444,297,660) Dividends (46,517,735) - - - - - (46,517,735) Non- current assets held for sale - - 27,996,600 - (32,618,668) - (4,622,068) Other (6,348,356) - - - - (32,000) (6,380,356) Closing balance 1,658,651,324 5,356,337,500 6,227,436 61,419,919 5,067,148 - 7,087 ,703,327 Impairment losses Opening balance - - 1,995,191 - 2,588,740 - 4,583,931 Increases - - 4,174,984 - - - 4,174,984 Closing balance - - 6,170,175 - 2,588,740 - 8,758,915 Carrying amount 1,658,651,324 5,356,337,500 57,261 61,419,919 2,478,4 0 8 - 7,078,944,412

Annual Report | 2013 32 a) Increases In the years ended 31 December 2013 and 2012, increases in financial investments recorded by the equity method of accounting, including goodwill and loans granted to associated companies, were as follows (Note 4): (a) During the year ended 31 December 2011, Portugal Telecom granted additional paid in capital contributions to the associated company Yunit. In 2012, these additional paid in capital contributions were reimbursed and Portugal Telecom granted loans to Yunit by the same amount. b) Reductions In the years ended 31 December 2013 and 2012, reductions in financial investments recorded by the equity method of accounting were as follows: (a) In connection with the reorganization of the shareholdings held by Portugal Telecom (Note 1), the company sold these investments in 2013 to subsidiaries directly or indirectly wholly owned by Portugal Telecom. (b) This caption corresponds to the effect of an agreement entered into with a third party for the sale of the 25% stake in this company. As a result of this agreement, Portugal Telecom recognized this investment by its recoverable amount and, for that purpose, recorded a capital loss of Euro 1,033,648 (Note 19) and an additional loss of Euro 1,934,984 (Note 19). (c) Under an agreement entered into with PT Portugal, Portugal Telecom received in 2013 an advance for the disposal of the investment in this entity, and therefore recorded it as a non-current asset held for sale as at 31 December 2013. The completion of this transaction is pending approval by the Portuguese Insurance Institute. Euro 2 013 20 12 Share capital increases at PT Portugal 2,100,000,000 - Share capital increases at PT Participações 1,857,920,000 - Share capital increases at PT Compras 34,150,000 - Share capital increases at PT II 3,000,000 - Acquisition of shares of PT Brasil 8,869 - Loans granted to Yunit (a) - 2,228,328 Incorporation of PT BlueClip - 50,000 3,99 5,07 8,86 9 2 ,27 8,32 8 Euro 2 013 20 12 Reimbursement of additional paid in capital contributions (Note 4): PT Portugal 2,100,000,000 - PT Compras 35,500,000 - PT II 13,100,000 - Africatel 1,687,500 - Yunit - 2,228,328 2 ,150 ,2 87 ,5 00 2,2 28 ,3 28 Reductions in investments in subsidiary and associated companies: Disposal of Africatel (a) 620,659,561 - Disposal of PT Imobiliária (a) 11,499,672 - Disposal of INESC (a) 1,995,192 - Disposal of TMM (a) 2,415 - Disposal of other stakes (a) 12 - Share capital reduction at Africatel (Note 4) - 38,475,000 Disposal of a stake in Páginas Amarelas (b) - 1,033,648 Disposal of PT BlueClip (Note 4) - 50,000 63 4,156 ,8 52 3 9,5 58 ,6 48 Reimbursement of loans granted: INESC 2,838,819 78,150 Yunit (Note 4) 2,228,329 - 5,06 7,148 78 ,150 Other movements: Previsão (Note 4) (c) 1,850,426 - 1,8 50 ,4 26 - 2,79 1,36 1,9 26 4 1,8 65 ,126

Annual Report | 2013 33 c) Equity method of accounting In the years ended 31 December 2013 and 2012, the movements occurred in investments in subsidiaries and associated companies resulting from the application of the equity method of accounting were recorded as follows: d) Dividends attributed The detail of dividends attributed by subsidiaries and associated companies in the years ended 31 December 2013 and 2012 is as follows (Note 4): e) Non-current assets held for sale Sportinveste On 20 December 2012, Portugal Telecom reached an agreement on a number of transactions that will allow Portugal Telecom to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”) and P.P. TV - Publicidade de Portugal e Televisão, S.A. (“PPTV”). Portugal Telecom will contribute its current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Portugal Telecom will own 25% of Sport TV, which will incorporate PPTV and Sportinveste Multimédia. Sport TV produces one of the most complete and broad sports content offering worldwide. PPTV, which is fully owned by Sportinveste, promotes television rights. Sportinveste Multimédia is currently equally owned by Portugal Telecom and Sportinveste SGPS (50% each) and its core business is the production and development of sports contents through any multimedia platform. These corporate transactions are subject to the approval of the competent authorities, particularly the Competition Authority - Autoridade da Concorrência, and to the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV’s refinancing following the transaction. As a result of the above mentioned agreement, the investment in Sportinvest Multimedia was classified as non-current asset held for sale and the book value amounted to Euro 4.6 million at 31 December 2012, including additional paid in capital contributions and loans granted in the amount of Euro 30.0 million and Euro 2.6 million, respectively, net of a provision in the amount Euro 2 013 20 12 Gains in affiliated companies (Note 19) 234,129,864 (66,935,709) Adjustments to financial assets (Note 14) (711,309,196) (377,361,951) (47 7,17 9,33 2) (4 44 ,2 97 ,6 60 ) Euro 2 013 20 12 PT Participações 24,000,000 24,000,000 Africatel 18,750,000 - PT Finance 6,705,439 20,838,588 PT Centro Corporativo 916,068 1,679,147 5 0,37 1,5 07 46 ,5 17 ,7 35

Annual Report | 2013 34 of Euro 28 million. At the end of 2013, Portugal Telecom sold this investment to PT Comunicações for a total amount of Euro 32,618,669 (Note 4), corresponding to the nominal amount of additional paid in capital contributions and loans granted to this entity, having recorded a capital gain in the amount of Euro 27,964,927 (Note 19). This transaction was performed in the context of the reorganization of the shareholdings held by Portugal Telecom, for the purpose of the merger with Oi (Note 1). Previsão In the same context of the reorganization of the shareholdings, Portugal Telecom reached an agreement with PT Portugal at the end of 2013 for the sale of the investment in Previsão and has received an advance on account of this sale in 2013 (Note 8), which is expected to be completed in 2014, after obtaining the authorization from the Portuguese Insurance Institute. As a result of above mentioned agreement, the investment in Previsão was classified as noncurrent asset held for sale and the book value amounted to Euro 1.9 million at 31 December 2013. f) Other movements (a) As mentioned in Note 1, in connection with the strategic partnership entered into with Portugal Telecom, Oi acquired a total of 89,651,205 shares of Portugal Telecom during the years ended 31 December 2011 and 2012, including 64,557,566 shares in 2011 and 25,093,639 shares in 2012. The Company’s stake in these investments made by Oi, amounting to Euro 148,311,037 and Euro 23,198,433, respectively, was recognized in the Balance Sheet as own shares and deducted from the financial investment in Oi, which in turn is reflected in the Company’s standalone Balance Sheet indirectly through the investment in PT Portugal. In addition, in March 2012, the Company’s interest in the investments made by Oi in 2011 was decreased by an amount of Euro 12,060,380, corresponding to the effect of the reduction in the Company’s effective stake in Oi as a result of the conclusion of the corporate restructuring of the Oi Group. Consequently, the Company’s interest in the investments made by Oi in the acquisition of Portugal Telecom’s shares, included in the Balance Sheet as treasury shares, amounted to Euro 159,449,090 (Note 14.2) as at 31 December 2012 and 2013. (b) Taking into account the Company’s shares held by Oi are classified as own shares in Portugal Telecom’s Balance Sheet, the accounting movements relating to the payment of dividends to such shares, net of the related tax effects, were presented as an increase in the carrying value of the investment held indirectly in Oi. Euro 2 013 2 012 Movements related to Oi's investment in Portugal Telecom Acquisition by Oi of Portugal Telecom's shares (Note 14.2) (a) - (23,198,433) Gain recognized directly in shareholders' equity in relation to the corporate restructuring at Oi Group (Note 14.2) (a) - 12,060,380 Dividends paid by Portugal Telecom in relation to the shares held by Oi (Note 14.6) (b) 6,774,269 9,067,098 Income tax paid by Oi in relation to the dividends received from Portugal Telecom (2,303,251) (4,277,138) Other (384,091) (32,263) 4 ,08 6,927 (6,3 80,35 6)

Annual Report | 2013 35 g) Goodwill Goodwill in the amount of Euro 61,419,919 relates to the directories business carried by a subsidiary of PT Portugal and by Páginas Amarelas. In the year ended December 2013, the Company recognized an impairment loss of Euro 16,129,000 on this goodwill due to the decline of the directories business, which has intensified in the recent past and culminated on 15 July 2013, with Páginas Amarelas submitting to the Tribunal de Comércio in Lisboa a Special Plan for the Revitalization of the company. For purposes of impairment analysis, goodwill was allocated to cash generating units. The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. For purposes of impairment analysis of the directories business, the discount rate used was 8.8%. 8. Related parties 8.1. Balances with Group companies As at 31 December 2013 and 2012, the captions “Balances with Group companies” included in current and non-current assets and in current liabilities have the following composition: (a) As at 31 December 2013 and 2012, non-current loans granted have the following composition: (i) During the years 2013 and 2012, Portugal Telecom granted loans to this subsidiary in the amounts of Euro 979 million and Euro 255 million, respectively (Note 4); Euro 2 013 20 12 DEBIT BALANCES Non- Current Loans granted (a) 1,806,200,000 1,155,174,819 Tota l non- current 1,8 0 6,2 0 0,0 0 0 1,15 5 ,17 4 ,819 Current Intercompany loans granted within the centralized cash management system (b) 511,845,872 265,695,716 Accounts receivable within the tax consolidation regime (c) 20,092,250 29,220,041 Other (d) 42,003,456 9,019,282 Tota l current 57 3 ,94 1,5 7 8 3 03 ,9 35 ,0 3 9 Tota l 2 ,3 8 0,14 1,5 7 8 1,4 5 9,109 ,8 5 8 CREDIT BALANCES Current Accounts payable within the tax consolidation regime (c) 22,096,003 2,544,417 Dividends attributed 852,327 838,604 Other (e) 1,952,841 103,439 Tota l current 2 4 ,90 1,171 3 ,4 86 ,4 6 0 Euro 2 013 2 012 PT Portugal (i) 1,806,200,000 827,200,000 Africatel (ii) - 327,604,819 PT Imobiliária (Note 4) - 370,000 1,8 06 ,20 0,00 0 1,15 5,174 ,819

Annual Report | 2013 36 (ii) This loan granted to Africatel is denominated in U.S. Dollars. During the year ended 31 December 2012, the change in the outstanding balance corresponds to a foreign currency translation loss of Euro 6,456,390 (Note 25). At the end of 2013, as part of an internal reorganization, this loan was transferred to a subsidiary 100% owned by Portugal Telecom, and prior to that Portugal Telecom recorded a foreign exchange loss of Euro 13.999.799 euros (Note 25) in 2013. (b) As at 31 December 2013 and 2012, the detail of loans granted under the centralized cash management system in order to meet short-term needs is as follows: (c) As at 31 December 2013 and 2012, these captions correspond to a net payable of Euro 2,003,753 and a net receivable of Euro 26,675,624, respectively, including mainly: (1) income taxes payable by the affiliated companies included in the tax consolidation regime, amounting to Euro 99,545,344 and Euro 127,818,236, respectively; (2) payments on account made by these companies, amounting to Euro 96,821,779 and Euro 90,056,806 (Note 4), respectively; and (3) income taxes payable to subsidiaries in relation to withholding tax credits, in the amounts of Euro 4,727,318 and Euro 11,085,806, respectively. (d) As at 31 December 2013, this caption includes Euro 24.4 million receivable from PT Portugal from interest on loans granted. (e) As at 31 December 2013, this caption includes Euro 1,850,426 related to the advance on account of the sale of the financial investment in Previsão, which is expected to finish in 2014, as mentioned above (Note 7). Euro 2 0 13 2 0 12 PT Comunicações 342,322,397 117,965,207 PT Portugal 90,783,928 57,894,275 PT Centro Corporativo 43,765,831 1,205,054 PT Inovação 17,586,805 19,973,057 PT Participações 6,373,532 85,537 PT SI 3,590,131 629,000 PT Contact 3,552,194 28,597,459 PT Sales 2,495,805 1,075,020 PT PRO 825,683 - MEO S.A. - 37,804,380 Other 549,566 466,727 511,845,872 265,695,716

Annual Report | 2013 37 8.2. Financial investments in subsidiaries and associated companies As at 31 December 2013 and 2012, the detail of Portugal Telecom’s financial investments in its subsidiaries and associated companies is as follows (Notes 7 and 19): (a) In 2012, the shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 2,250,000, including Euro 1,687,500 granted by Portugal Telecom. (b) These companies are not engaged in any activity. (c) The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 46,165,181, of which Euro 30,023,168 were granted by Portugal Telecom. The investment in this subsidiary, as explained in Note 7, was classified as non-current asset held for sale as at 31 December 2012, in sequence of the agreement on 20 December 2013, with the goal of creating a joint venture composed by Sport TV, Sportinveste Multimedia and PPTV. In December 2013, the investment in this company was transferred to PT Comunicações. (d) The shares in these companies were sold during the year ended December 31, 2013. (e) This company was sold in 2014. Euro 2013 2012 Company name % he ld Financial investments Additional paid- in capital Share on ne t income % held Financial investments Additional paid- in capital Share on ne t income SUBSIDIARIES: PT Portugal 100.00% 1,895,140,407 3,206,050,000 (145,759,331) 100.00% 572,566,959 5,306,050,000 (226,525,364) Africatel (a) (d) - - - 78,146,107 75.00% 591,801,005 1,687,500 124,688,902 PT Finance 100.00% 267,318,693 - 15,207,322 100.00% 258,816,811 - 4,105,099 PT Brasil 99.99% 183,178,459 - 5,800,659 99.99% 211,088,868 - 2,099,510 PT Participações 100.00% 2,149,710,675 - 277,266,829 100.00% 49,463,152 - 26,370,980 PT Imobiliária (d) - - - (256,691) 100.00% 11,756,364 - (435,049) PT II 100.00% 3,238,603 - 6,096,493 100.00% (5,857,891) 13,100,000 5,583,089 Previsão – Sociedade Gestora de Fundos de Pensões, S.A. - - - - 82.05% 1,800,409 - (471,517) PT Compras (d) - - - 105,282 100.00% (33,961,317) 35,500,000 364,737 PT Centro Corporativo 100.00% 1,011,096 - 922,065 100.00% 1,005,099 - 916,068 Portugal Telecom Europa (b) - - - - 98.67% 169,373 - - TMM (b) (d) - - - - 98.00% 2,492 - (1,300) 4,499,597,933 3,206,050,000 237,528,735 1,658,651,324 5,356,337,500 (63,304,845) ASSOCIATED COMPANIES: Páginas Amarelas (e) 19.88% 888,506 - (3,286,477) 24.88% 4,174,984 - (1,112,773) INESC (d) - - - - 26.36% 1,995,191 - - Yunit (d) - - - (162,411) 33.33% 57,251 - (190,466) Multicert (b) (d) - - - - - 10 - - Sportinveste Multimédia (c) - - - - 50.00% - - (2,327,625) 888,506 - (3,448,888) 6,227,436 - (3,630,864) NON- CURRENT ASSETS HELD FOR SALE: Sportinveste Multimédia (c) - - - - 50.00% (27,996,600) 30,023,168 - Previsão – Sociedade Gestora de Fundos de Pensões, S.A. 82.05% 1,850,426 - 50,017 - - - - 1,850,426 - 50,017 (27,996,600) 30,023,168 - 4,502,336,865 3,206,050,000 234,129,864 1,636,882 ,160 5,386,360,668 (66,935,709)

Annual Report | 2013 38 The main financial information regarding the above mentioned entities, except for those which are not engaged in any activity or which investments are fully adjusted for, is as follows: 8.3. Balances and transactions with related parties As mentioned in Note 1, Portugal Telecom is the parent company of the Group and as such all companies included in the Group were considered as related parties. Besides the receivables and payables included under the captions “Balances with Group companies”, as detailed above (Note 8.1), the Company has other receivables and payables with related parties included in other captions. The nature and detail of the main balances with related parties as at 31 December 2013 and 2012 are as follows: Euro 2 0 13 2 0 12 Company name Addre ss Asse ts Liabilitie s Se rvic e rende red and sa le s Ne t income Sha reholde rs' equity Asse ts Liabilitie s Se rvic e rende red and sa le s Ne t income Sha reholde rs' equity SUBSIDIARIES: PT Portugal Av. Fontes Pereira de Melo, nº 40 - Lisbon 10,545,384,508 5,444,194,101 - (145,759,331) 5,101,190,407 11,059,954,878 5,181,337,920 - (226,525,364) 5,878,616,959 Africatel Naritaweg 165, Telestone 8, 1043 BW Amsterdam, Netherlands n.a. n.a. - 104,194,809 n.a. 1,144,707,951 353,389,945 392,344 166,251,869 791,318,006 PT Finance Strawinkylaan 3105, 7º floor - Amsterdam, Netherlands 8,470,349,967 8,203,031,274 - 15,207,322 267,318,693 8,702,487,241 8,443,670,430 - 4,105,099 258,816,811 PT Brasil R.Sampaio Viana, 277- 5º Paraíso - S.Paulo, Brazil 205,533,468 22,336,689 - 5,801,239 183,196,779 236,919,789 25,809,810 - 2,099,720 211,109,979 PT Participações Av. Fontes Pereira de Melo, nº 40 - Lisbon 2,159,363,480 9,652,805 - 277,266,829 2,149,710,675 236,397,285 186,934,133 - 26,370,980 49,463,152 PT Imobiliária R. Tenente Espanca, nº 35 - Lisbon n.a. n.a. 358,454 (256,691) n.a. 13,003,749 1,247,385 426,983 (435,049) 11,756,364 PT II Av. Fontes Pereira de Melo, nº 40 - Lisbon 16,039,481 12,800,878 - 6,096,493 3,238,603 12,584,682 5,342,572 13,156,868 5,583,089 7,242,109 Previsão – Sociedade Gestora de Fundos de Pensões, S.A. R. Entrecampos, nº 28 - Lisbon 2,887,741 632,472 970,588 60,960 2,255,269 3,124,420 930,110 350,000 (574,677) 2,194,310 PT Compras R. Entrecampos, nº 28 - Lisbon n.a. n.a. 6,777,476 105,282 n.a. 3,557,930 2,019,247 6,777,476 364,737 1,538,683 PT Centro Corporativo Av. Fontes Pereira de Melo, nº 40 - Lisbon 79,504,079 78,492,983 62,456,953 922,065 1,011,096 35,083,596 34,078,497 67,446,511 916,068 1,005,099 Euro 20 13 Share holders and Group companies (de bit balance) (a) Other ac counts receivable (b) Total accounts receivable Shareholders and Group companies (credit balance) Loa ns obtained Suppliers and accrued expenses Total accounts payable SUBSIDIARIES: PT Portugal 1,925,413,570 34,914,655 1,960 ,32 8,22 5 - - - - Africatel 474 - 47 4 - - - - PT Comunicações 345,526,081 5,318,001 350 ,84 4,08 2 - - (105,673) (10 5,67 3) MEO S.A. - 40,630 4 0,63 0 (18,423,166) (8,390,143) (297) (26 ,8 13,6 06) PT Inovação 17,802,312 242,143 18 ,04 4,45 5 - - - - PT Móveis 5,644,839 4,268 5,6 49,10 7 - - - - PT Brasil 8,677,620 27,610 8 ,70 5,23 0 - - (747,747) (74 7,74 7) PT Participações 6,373,532 54,545 6 ,42 8,07 7 (3,236,746) - - (3,23 6,74 6) PT Centro Corporativo 44,436,952 113,675 44 ,55 0,62 7 - - (865,436) (86 5,43 6) PT Sales 2,694,719 76,899 2 ,771,6 18 - - - - PT SI 3,821,101 93,348 3,9 14,44 9 - - - - PT Contact 5,961,631 68,977 6 ,03 0,60 8 - - - - PT Pro 6,960,690 45,169 7 ,00 5,85 9 - - (10) (10) PT II 6,632,244 15,173 6,6 47,4 17 - - - - Other companies 60,424 17,926 7 8,35 0 (436,091) - (547) (43 6,63 8) ASSOCIATED COMPANIES: Sportinveste - 7,703 7,70 3 - - - - Yunit 122,553 64,267 18 6,82 0 - - - - Other companies 12,836 - 12,83 6 - - (1,848) (1,84 8) 2 ,3 80 ,141,57 8 41,104 ,989 2,42 1,24 6,56 7 (22 ,096 ,00 3) (8 ,390 ,143 ) (1,7 21,5 58) (3 2,20 7,7 04)

Annual Report | 2013 39 (a) As mentioned above, debit balances with shareholders and group companies relate mainly to loans granted and to accounts receivable under the tax consolidation regime. (b) This caption includes primarily accrued interest income on loans granted to affiliated companies. In the years ended 31 December 2013 and 2012, the nature and detail of the main transactions with related parties are as follows: Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom and its subsidiaries entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by Group companies with those financial institutions, as well as telecommunications services rendered by the Group to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also shareholders of Portugal Telecom. Euro 2 0 12 Loans granted to associated companies Shareholders and Group companies (debit balance) (a) Other a c counts receivable (b) Total a c counts receivable Shareholdrs and Group companies (credit balance) Loans obtained Suppliers and a ccrued expense s Total a c counts payable SUBSIDIÁRIAS: PT Portugal - 886,469,700 15,026,120 901,495,820 - - - - Africatel - 327,606,761 12,775,713 340,382,474 - - - - PT Comunicações - 119,573,377 1,592,786 121,166, 16 3 - - (73,058) (7 3 ,0 5 8) MEO S.A. - 38,418,196 607,938 39 , 02 6 ,134 - - - - PT Inovação - 19,973,057 149,828 20 , 12 2, 8 85 (1,968,926) - - (1,9 6 8, 9 26 ) PT Móveis - 18,459,120 432 18 ,4 5 9, 5 52 - - - - PT Brasil - 8,809,843 27,610 8 ,8 3 7 ,4 5 3 - - (872,214) (8 72 , 214) PT Participações - 2,029,458 463 2, 0 29 , 92 1 - - - - PT Centro Corporativo - 1,777,890 61,019 1,8 3 8 ,9 0 9 - - (690,659) (6 9 0, 6 59 ) PT Sales - 1,305,993 41,900 1,3 4 7 ,8 9 3 - - - - PT SI - 1,948,206 33,980 1, 98 2 ,186 - - - - PT Contact - 29,776,455 158,665 29 , 93 5 ,120 - - - - PT Pro - 828,270 30,066 8 5 8 ,3 3 6 - - - - PT II - 1,052,648 4,854 1,0 5 7 ,5 0 2 - - - - Outras empresas - 1,060,149 1,000,164 2, 0 60 , 313 (575,491) - (38,912) (6 14 ,4 0 3) ASSOCIADAS: Sportinveste - - 8,464 8, 4 64 - - - - INESC 2,838,820 - - 2 ,8 3 8 ,8 2 0 - - - - Yunit 2,228,328 - 62,679 2, 2 91,0 0 7 - - - - Outras empresas - 20,735 119,490 14 0, 2 25 - (46,710) 595 (4 6 ,115) 5 ,0 6 7, 14 8 1,459, 10 9, 8 58 3 1,7 0 2 ,17 1 1,4 9 5, 8 79 , 17 7 (2 ,5 4 4 ,4 17 ) (4 6 ,7 10 ) (1, 6 74 , 24 8 ) (4 ,2 6 5 ,3 7 5) Euro 2 013 2012 Ne t interest and re la ted income Supplies and external services Recovery of costs of wage s and salaries Other operational income (expenses) Ne t interest and re la ted income Supplies and external services Recovery of costs of wage s and salaries Other operational income (expenses) SUBSIDIARIES: Africatel 22,863,720 - - 1,359,207 32,253,375 - - 1,209,961 PT Portugal 83,904,796 - - - 29,450,401 - - - PT Comunicações 12,092,103 (348,597) - - 14,332,391 (338,882) 517,951 - MEO S.A. 641,049 - - - 1,665,097 - 405,146 - PT Contact 573,967 - - - 565,312 - 121,286 - PT Centro Corporativo 521,716 (1,000,592) 1,148,123 - 378,941 (1,892,199) 1,343,463 - PT Sales 312,834 - - - 234,924 - 24,700 - PT Inovação 1,094,205 - - - 357,235 - 107,646 - Other companies 886,354 (368) 260,866 251,337 285,154 (375) 910,872 26,119 ASSOCIATED COMPANIES: Sportinveste 32,643 - - - 52,216 - - - Other companies - - (1,873,560) (1,100,142) 12,603 - (1,814,636) 982,917 122, 923,387 (1,349,557) (464,571) 510,402 79,587,649 (2,231,456) 1,616,428 2,218,99 7

Transactions occurred during the year ended 31 December 2013 and balances on that date between Group companies and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

				Euro
Company	Revenues and gains (a)	Costs and losses (a)	Accounts receivable	Accounts payable
BES	68,014,622	28,105,495	1,428,622	-
Visabeira	11,290,365	79,668,692	34,768,339	20,322,411
Controlinveste	2,469,041	47,360,248	463,937	8,545,056
Ongoing	507,475	2,930,813	268,962	389,724
BlackRock	1,051	5,031,948	-	5,000,156
UBS	39	45,000	-	-
	82,282,592	**163,142,196**	**36,929,860**	**34,257,347**

(a) Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions.

Pension and healthcare funds from PT Comunicações, which were incorporated to cover the Company's post retirement benefits plans, are managed in accordance with an investment guideline approved by the Board of Directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2013, the total exposure of these investments to BES, to Rocha dos Santos Holding and to Portugal Telecom or to its management was Euro 89 million, Euro 95 million and Euro 58 million, respectively, as compared to Euro 77 million, Euro 104 million and Euro 66 million as at 31 December 2012, respectively.

8.4. Other information

During the years ended 31 December 2013 and 2012, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.52 million and Euro 5.73 million, respectively.

Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

In the year ended 31 December 2013, the annual variable remuneration of 2012 paid to the seven executive board members amounted to Euro 2.2 million, as compared to the annual variable remuneration of 2011 paid to the seven executive board members in the year ended 31 December 2012, amounting to Euro 2.44 million. In addition, in the year ended 31 December 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom

Annual Report | 2013 40

Annual Report | 2013 41 paid an amount of Euro 1.94 million to the executive board members regarding the variable remuneration related to the medium term performance (“VRMT”) of 2009, which payment had been deferred in that year. At the end of the 3 years term of office of the Chairman of the Board of Directors, the Evaluation Committee, taking into account his performance evaluation, in the exercise of his duties, proposed to the Compensation Committee the granting of a bonus, of which Euro 0.65 million were paid in 2012 and an equal amount was deferred for a three years period. The payments of variable remuneration that were deferred as at 31 December 2013 amounted to Euro 10.12 million. Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom’s board members (six in 2012) perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the years ended 31 December 2013 and 2012 a total fixed compensation of R$ 1.02 million (Euro 0.4 million) and R$ 2.39 million (Euro 0.95 million), respectively, which was established by the competent corporate bodies in accordance with local legislation. In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. During the years ended 31 December 2013 and 2012, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 4.4 million and Euro 5.2 million, respectively. The variable remunerations paid to key employees in the years ended 31 December 2013 and 2012 amounted to Euro 2.2 and Euro 2.5 million, respectively. As at 31 December 2013, there was no share based payment program or termination benefit in place and Portugal Telecom did not have any outstanding balances with board members or key employees. As at 31 December 2013, there was one board member and five key employees of Portugal Telecom entitled to post retirement benefits under the plans of PT Comunicações, with the corresponding liabilities amounting to Euro 2 thousand and Euro 12 thousand as at 31 December 2013, respectively. In the year ended 31 December 2013, fees from Portugal Telecom’s statutory auditor amounted to Euro 0.24 million and correspond to audit fees related to the following companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom and PT Imobiliária. For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

Annual Report | 2013 42 9. Other financial assets and liabilities As at 31 December 2012, these captions include the fair value of derivative financial instruments entered into by the Company. As at 31 December 2013 and 2012 these captions have the following composition: The Company entered into several derivative financial instruments, primarily with the purpose of minimizing the risk of exposure to exchange and interest rate fluctuations. Derivative financial instruments are signed after a careful analysis of associated risks and rewards to this type of operation, taking into consideration information obtained from different institutions. These transactions are subject to a preliminary approval by the Company’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the fair value of these instruments and the related financial implications. Interest rate risk As at 31 December 2012, the portfolio of interest rate derivatives consisted of interest rate swaps denominated in Euros, which were entered into with the purpose of eliminating the risk of changes in the interest rates of loans obtained. During 2013, all derivatives instruments were settled. As detailed in the table above, these instruments are classified in the following categories: - Cash flow hedges Changes in fair value of cash flow hedges are recorded directly in shareholders’ equity under the caption “Other reserves” and amounted to gains of Euro 2,334,677 in 2013 and gains of Euro 3,934,968 in 2012 (Note 14.4). Changes in fair value recognized in 2013 and 2012 include a gain of Euro 1,142,000 and Euro 4,038,000 million (Note 22), corresponding to the transfer to net income of accumulated losses associated with an interest rate swap settled in Euro 2 013 20 12 OTHER FINANCIAL ASSETS Non- Current Other 729 925 Total non- current 7 29 92 5 Current Short- term investments (Note 4) 200,000,000 - Interest rate and currency swap - 983,368 Total current 20 0 ,0 0 0,0 00 9 83 ,36 8 Total othe r financia l a sse ts 20 0 ,0 0 0,7 29 9 84 ,29 3 OTHER FINANCIAL LIABILITIES Non- Current Interest rate swaps: Cash flow hedges - 2,334,678 Held for trading - 57,318 Total non- current - 2,3 91,99 6

Annual Report | 2013 43 these years, and a gain of Euro 875,376 in 2013 and a loss of Euro 103,032 in 2012 corresponding to the change in fair value of derivative instruments. As mentioned above, these derivatives were fully settled in 2013 and their notional value as at 31 December 2012 amounted to Euro 71.4 million. - Held for trading Changes in fair value of swaps held for trading are recorded in earnings under the caption “Increases/(reductions) in fair value” and amounted to gains of Euro 57,317 in 2013 and Euro 408,486 in 2012 (Note 22). As mentioned above, these derivatives were fully settled in 2013 and their nominal value at 31 December 2012 amounted to Euro 4.5 million. Interest rate and foreign currency exchange risk In 2010, Portugal Telecom and PT Finance (a subsidiary company) entered into two currency swap contracts with exchange and interest rate components, in order to eliminate the exposure of PT Finance to the risk of exchange rate fluctuations in loans denominated in U.S. Dollars. Considering that the purpose of these derivatives was to hedge risk in PT Finance, they were classified in the company’s standalone financial statements as held for trading and their fair values were recognized under the captions of other financial assets and liabilities, as detailed in the table above. Changes in the fair value of these instruments were recognized in earnings under the caption ”Increases/(reductions) in fair value” and amounted to a gain of Euro 259,095 in 2013 and Euro 1,539,187 in 2012 (Note 22). During the years 2013 and 2012, the Company made payments associated with these financial instruments amounting to Euro 1,242,463 and Euro 1,240,852, respectively. 10. Income taxes 10.1. Introduction In 2013, the Companies located in Portugal were subject to Corporate Income Tax at a rate of 25%, which was increased up to (1) a maximum of 1.5% of taxable income through a municipal tax and by a 3.0% state surcharge applicable to taxable income between Euro 1.5 million and Euro 7.5 million (Euro 10.0 million in 2012) and 5.0% state surcharge applicable to taxable income in excess of Euro 7.5 million (Euro 10.0 million in 2012), leading to a maximum aggregate tax rate of approximately 31.5% for taxable income higher than Euro 7.5 million. As from 2014, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 23%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rates of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million

Annual Report | 2013 44 and Euro 35.0 million and 7.0% on taxable income in excess of Euro 35.0 million, resulting in a maximum aggregate tax rate of approximately 31.5% for taxable income higher than Euro 35.0 million. In 2013 and 2012, the Company reported a tax loss on a standalone basis, and therefore applied the tax rate of 25.0% to compute its current income tax estimate in 2013 and 2012, respectively. Income taxes are computed based on the tax rate mentioned above and are determined on the basis of profit before-tax adjusted in accordance with tax legislation. In the year ended 31 December 2013, the Company’s taxable income was estimated in accordance with the special taxation regime for groups of companies (“tax consolidation”), including the following companies: PT Comunicações, S.A.; Meo – Serviços de Comunicações e Multimédia, S.A. (Meo, S.A., formerly TMN – Telecomunicações Móveis Nacionais, S.A.); PT Contact – Telemarketing e Serviços de Informação, S.A.; PT Imobiliária, S.A.; PT Inovação, S.A.; PT Móveis, SGPS, S.A.; PT Pro - Serviços Administrativos e de Gestão Partilhados, S.A.; PT-Sistemas de Informação, S.A.; PT Compras - Serviços de Consultoria e Negociação, S.A.; PT Participações SGPS, S.A.; PT Investimentos Internacionais – Consultoria Internacional, S.A.; PT Prestações – Mandatária de Aquisições e Gestão de Bens, S.A.; PT Portugal, SGPS, S.A.; PT Sales, S.A.; PT Centro Corporativo, S.A.; Infonet Portugal – Serviços de Valor Acrescentado, Lda; Openidea, Tecnologias de Telecomunicações e Sistemas de Informação, S.A.; PT Data Center, S.A.; PT BlueClip, S.A.; and PT Pay, S.A.. In accordance with the prevailing legislation, tax returns are subject to review and correction by the tax authorities during a period of four years (five years for Social Security), except where there have been tax losses, tax benefits have been granted, or there are inspections, claims or challenges under way; in such cases, these periods may be extended or suspended, depending on the circumstances. Based upon the information supplied by its tax advisory services, the Board of Directors considers that any corrections to the tax returns that might result from reviews carried out by the tax authorities will not have a material effect on the financial statements as at 31 December 2013, considering the provisions recorded and the current expectations of settlement of the tax contingencies described in Note 15. 10.2. Deferred taxes In determining income tax expense for the year, besides the current tax based on profit beforetax adjusted in accordance with tax legislation, it is also considered the effects of temporary differences between the tax and accounting bases of assets and liabilities, arising in the year or in previous years. Movements occurred in deferred tax assets during the years ended 31 December 2013 and 2012 were as follows:

Annual Report | 2013 45 Changes in deferred tax assets recorded in shareholders’ equity under the caption “Other reserves” (Note 14.4) correspond to the tax effect associated with the change in the fair value of interest rate derivatives classified as cash flow hedges. Deferred tax assets relating to tax losses carry forward resulted from the tax losses recognized by Portugal Telecom’s tax consolidation in the years ended 31 December 2011, 2012 and 2013. In accordance with current tax legislation, tax losses can be used for a five years period (four years in 2011) following the year in which they were generated, with a limit of 75% of taxable income in each year. Based on projections of earnings of Group companies for the coming years, adjusted for any differences between accounting and tax bases, and considering certain financial transactions to be undertaken in the future, the Company believes that these deferred tax losses are recoverable. In the event that the proposed business combination between Portugal Telecom and Oi (Note 1) is completed, these tax losses will be available only upon the approval from the tax authorities. During the year 2012, no movements occurred in deferred tax liabilities. Movements occurred in deferred tax liabilities during the year ended 31 December 2013 were as follows: Euro 2013 Financial instruments Other provision and adjustments Tax losses carry forward Other temporary differences Total Opening balance 2,267,475 - 194,508,971 2,781,258 199 ,55 7,70 4 Increases (reductions) Net income (849,074) 68,486 32,032,734 (358,089) 30,894,057 Shareholders' equity (Note 14.4) (583,669) - - - (583,669) Change in the statutory tax rate Net income (66,779) (5,479) (18,123,336) (193,854) (18,38 9,44 8) Closing balance 767,953 63,007 208,418,369 2,229,315 211,478,644 Euro 2012 Financial instruments Tax losses carry forward Other temporary differences Total Opening balance 4,188,083 115,703,314 1,351,081 121,242,478 Increases (reductions) Net income (936,866) 78,805,657 1,430,177 79,298,968 Shareholders' equity (Note 14.4) (983,742) - - (983,742) Closing balance 2,267,475 194,508,971 2,781,258 199,557,704 Euro 2013 Financial instruments Other Total Opening balance 14,286,361 - 14,286,361 Inc re a se s (reductions) Net income - 1,579,572 1,579,572 Change in the statutory tax rate Net income - (126,366) (126,366) Shareholders' equity (Note 14.4) (1,142,909) - (1,142,909) Closing balance 13,143,452 1,453,206 14,596,658

Annual Report | 2013 46 Deferred tax liabilities relating to financial instruments, correspond to the tax effect associated with the equity component of the exchangeable bonds issued by Portugal Telecom in 2007 (Note 14.4). 10.3. Tax rate reconciliation In the years ended 31 December 2013 and 2012, the reconciliation between the expected tax computed by applying the nominal tax rate to income before taxes and the total income tax is as follows: (a) Permanent differences are as follows: (b) As at 31 December 2013 and 2012, this caption is as follows: Euro 2 0 13 2 0 12 Income be fore taxes 303,042,649 123,284,808 Nominal tax rate 25.0% 25.0% Expected tax 75,760,662 30,821,202 Tax losses used in connection with RETGS (32,032,734) (78,805,657) Permanent differences (a) (90,732,597) (40,057,241) Current income tax from previous years (9,880,543) (13,053,409) Change in the statutory tax rate in Portugal as from 2014 18,263,082 - Other (143,252) (1,646,234) (3 8 ,7 6 5 ,3 8 2 ) (10 2 ,7 4 1,3 3 9 ) Income ta x Income tax- current (b) (27,713,979) (23,442,371) Deferred tax (11,051,403) (79,298,968) (3 8 ,7 6 5 ,3 8 2 ) (10 2 ,7 4 1,3 3 9 ) Euro 2 013 2 012 Recognition of deferred capital gains (Note 19) (68,031,626) (141,732,555) Gain related to the tax consolidation regime (Note 19) (61,947,984) (89,730,210) Equity method of accounting (Note 19) (234,161,535) 66,935,709 Financial costs non- deductible for tax purposes 4,875,215 2,543,096 Provisions, adjustments and impairments (2,142,669) (92,979) Other (1,521,789) 1,847,975 (362,930,387) (160,228,964) Nominal tax rate 25.0% 25.0% (90,732,597) (40,057,241) Euro 2013 2012 Income tax of the current year (17,833,436) (10,388,962) Adjustments to income taxes from previous years (9,880,543) (13,053,409) (27,713,979) (23,442,371)

Annual Report | 2013 47 11. State and other public entities As at 31 December 2013 and 2012, this caption consists of: 12. Other accounts receivable As at 31 December 2013 and 2012, the detail of this caption is as follows: 13. Deferrals As at 31 December 2013 and 2012, the detail of this caption is as follows: Euro Debit balances Credit balance s Debit balances Credit balances Corporate income taxes 49,897,931 - 45,029,656 - Personnel income taxes - 16,110 - 182,413 Value added tax - 1,359,758 308,264 - Social security taxes - 112,831 - 7,294 Other taxes 296,234 21,571 - 9,131 50,194,165 1,510,270 45,337,920 198,838 2013 2012 Euro 2013 2 012 OTHER ACCOUNTS RECEIVABLE Current Unbilled financial charges 41,340,734 30,020,907 Other 5,314,434 4,910,168 46,655,168 34,931,075 Accumulated impairment losses (273,944) - Total other accounts receivable 46,381,224 34,931,075 Euro 2013 2012 PREPAID EXPENSES Current Interest and other financial expenses 17,361,231 21,403,508 Other 265,272 254,121 Total current prepaid expenses 17,626,503 21,657,629 DEFERRED INCOME Non- Current Capital gains in intra-Group transactions 5,821,125,543 4,718,028,309 Other 952,641 956,009 Total non- current deferred income 5,822,078,184 4,718,9 84,318

The detail and movement of deferred capital gains recorded as a result of the disposal of financial investments to other Group companies are as follows:

			Euro
	Balance 31 Dec 2012	Movement in 2013	Balance 31 Dec 2013
PT Comunicações	2,363,130,109	-	2,363,130,109
Meo, S.A. (Note 19)	1,815,578,582	(68,031,626)	1,747,546,956
Africatel (Note 7)	-	1,168,652,939	1,168,652,939
PT Ventures	306,943,829	-	306,943,829
PT Inovação	120,592,746	-	120,592,746
PT Pro	67,321,604	-	67,321,604
PT SI	44,458,071	-	44,458,071
Outras	3,368	2,475,922	2,479,290
	4,718,028,309	**1,103,097,234**	**5,821,125,543**

Capital gains recorded as a result of the disposal of financial investments to other Group companies are recognized in earnings upon the disposal of the investments to outside the Group or on the same proportion that goodwill or assets and liabilities identified under the purchase price allocation are recognized in net income by the acquirers. Both the recognition of capital gains and the effect of the recognition of goodwill, indirectly through the equity method of accounting, are included under the caption "Equity in earnings (losses) of affiliated companies" (Note 19).

Deferred capital gain related to Meo, S.A. was initially recorded in 2006 in connection with the disposal to PT Portugal of the investments previously held by Portugal Telecom in Meo, S.A. and PT Comunicações. As SNC was not yet in force in that year, PT Portugal recognized as goodwill the entire difference between the acquisition price and the shareholders' equity of the referred companies. In the end of 2010, PT Portugal disposed of its investment in Meo, S.A. to PT Comunicações, and the latter, in accordance with SNC, concluded the purchase price allocation of this investment in 2011, having for that purpose adjusted the net assets acquired to the corresponding fair value, which led to a reduction of the goodwill initially recorded. Since a portion of the goodwill initially recorded by PT Portugal is now recorded at PT Comunicações as an adjustment to the fair value of Meo's net assets acquired, the deferred capital gain recorded in the Company's Balance Sheet is being recognized through earnings on the same basis that the referred adjustment is amortized through net income in the financial statements of PT Comunicações, corresponding to the useful life period of the adjusted assets.

At the end of 2013, with the purpose of the business combination with Oi (Note 1), Portugal Telecom started a process of restructuring their investments in order to concentrate them directly or indirectly in PT Portugal. With this purpose, several investments were sold to other Group companies, and the respective capital gains arising from these transactions were deferred in accordance with the Company's accounting policy.

Annual Report | 2013 48

Annual Report | 2013 49 14. Shareholders’ equity 14.1. Share capital As at 31 December 2013, the Company’s share capital was fully paid and amounted to Euro 26,895,375, and was represented by 896,512,000 ordinary shares and 500 Class A shares, with a nominal value of 3 cents of Euro each. 14.2. Treasury shares As at 31 December 2013 and 2012, the detail of this caption is as follows: The equity swaps were entered into by Portugal Telecom over 20,640,000 treasury shares and were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost, amounting to Euro 178,071,826 (Note 16.6). Under the strategic partnership entered into between Portugal Telecom and Oi, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom, Oi acquired 89,651,205 shares of Portugal Telecom up to 31 December 2012, representing 10% of the share capital. The Company’s effective interest in this investment, held indirectly through Bratel Brasil (a subsidiary of PT Group that holds the investments in the Oi Group and that is indirectly held by PT Portugal), was included in the Balance Sheet as treasury shares. The change occurred during the year ended 31 December 2012 reflects (1) a reduction of Euro 12,060,380 (Notes 1 and 7) corresponding to the effect of the corporate restructuring of the Oi Group concluded in March 2012, as a result of which the Company’s interest in Oi was reduced (Note 1), and (2) an increase of Euro 23,198,433 (Note 7) corresponding to the Company’s interest in the 25,093,639 shares of Portugal Telecom acquired by Oi during the months of April and May of 2012. 14.3. Legal reserve Portuguese law provides that at least 5% of each annual profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. Euro 2 0 13 20 12 Equity swap contracts (Note 16.6) 178,071,826 178,071,826 Shares held by Oi (Notes 1 and 7) 159,449,090 159,449,090 337,520,916 337,520,916

As at 31 December 2013, the legal reserve was already fully incorporated in accordance with Portuguese law, and amounted to Euro 6,773,139.

14.4. Other reserves

The composition and movements in this caption in the years ended 31 December 2012 and 2013 are as follows:

	Free reserves	Conversion option of exchangeable bonds (a)	Reserves for treasury shares cancelled (b)	Interest rate swaps(c)	Other reserves	Total
						Euro
Balance as at 1 January 2012	105,209,244	42,859,081	6,970,320	(4,702,233)	5,843,644	156,180,056
Changes in fair value of interest rate swap:						
Gains (losses) (Note 9)	-	-	-	3,934,968	-	**3,934,968**
Tax effect (Note 10)	-	-	-	(983,742)	-	**(983,742)**
Transfer to retained earnings	-	-	-	-	(5,843,644)	**(5,843,644)**
Balance as at 31 December 2012	105,209,244	42,859,081	6,970,320	(1,751,007)	-	153,287,638
Changes in fair value of interest rate swap:						
Gains (losses) (Note 9)	-	-	-	2,334,677	-	**2,334,677**
Tax effect (Note 10)	-	-	-	(583,669)	-	**(583,669)**
Change in the statutory tax rate (Note 10)	-	1,142,909	-		-	**1,142,909**
Balance as at 31 December 2013	105,209,244	44,001,990	6,970,320	0	-	156,181,554

(a) This caption corresponds to the fair value of the conversion option included in the exchangeable bonds issued by the Company, amounting to Euro 57,145,442 (Note 16.1), net of the related tax effect, amounting to Euro 13,143,452 (Note 10).

(b) This caption corresponds to a non-distributable reserve equivalent to the nominal value of the shares cancelled and has the same legal regime as the legal reserve. As at 31 December 2013 and 2012, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

(c) This caption includes the effect of changes in fair value of interest rate swaps entered into by the Company that are classified as cash flow hedges, net of the related tax effect. As at 31 December 2013, the Company no longer had any outstanding derivative financial instruments, as described in Note 9.

14.5. Adjustments to financial assets

During the years ended 31 December 2013 and 2012, the movements in this caption were as follows:

	Unpaid dividends	Currency translation adjustments	Other changes in shareholders' equity	Total
				Euro
Balance as at 1 January 2012 (restated - Note 5)	8,342,307	(196,420,669)	180,086,408	(7,991,954)
Equity method (Note 7) (a)	-	(378,892,745)	1,530,794	**(377,361,951)**
Transfer to retained earnings (b)	-	-	(31,819,549)	**(31,819,549)**
Unpaid dividends from subsidiaries and associated companies	943,300	-	-	**943,300**
Balance as at 31 December 2012 (restated - Note 5)	9,285,607	(575,313,414)	149,797,653	(416,230,154)
Equity method (Note 7) (a)	-	(596,162,828)	(115,146,368)	**(711,309,196)**
Transfer to retained earnings (b)	-	54,688,822	(1,934,485)	**52,754,337**
Unpaid dividends from subsidiaries and associated companies	(3,810,727)	-	-	**(3,810,727)**
Balance as at 31 December 2013	5,474,880	(1,116,787,420)	32,716,800	(1,078,595,740)

(a) Negative foreign currency translation adjustments recorded in connection with the equity method of accounting, amounting to Euro 596,162,828 and Euro 378,892,745 in 2013 and 2012, respectively, relate primarily to the impact of the depreciation of the Brazilian Real against the Euro in both years. Other changes in shareholders' equity resulting from the application of the equity method of accounting, totaling net losses of Euro 115,146,368 in 2013 and gains Euro 1,530,794 in 2012, include primarily: (1) net actuarial losses recognized by PT Comunicações in connection with its post retirement benefit obligations (Euro 140 million in 2013, resulting primarily from the impact of the change in the retirement age from 65 to 66 years and Euro 53 million in 2012); (2) a gain of Euro 49 million

Annual Report | 2013 50

Annual Report | 2013 51 (Note 1), in 2012 corresponding to the impact of the corporate restructuring of the Oi Group; and (3) other changes in shareholders’ equity of affiliated companies. (b) These movements relate to the realization of the revaluation reserve of PT Comunicações. 14.6. Application of earnings In the years ended 31 December 2013 and 2012, Portugal Telecom paid the following amounts as dividends: (i) In 2012, this caption includes Euro 188,312,588 paid, corresponding to an advance on account of 2011 profit, as approved by the Board of Directors held on 15 December 2011, and Euro 381,004,537 paid in May. In December 2011, as approved by the Board of Directors of Portugal Telecom on 15 December, the Company attributed to its shareholders an advance on account of 2011 profit totalling Euro 188,312,588, equivalent to a dividend of Euro 21.5 cents per share, which includes an amount of Euro 3,512,719 payable to Telemar Norte Leste, resulting in a net effect on shareholder’s equity amounting to Euro 184,799,868. In January 2012, Portugal Telecom settled the total amount of Euro 188,312,588, as mentioned above. On 27 April 2012, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 0.65 Euros per share, of which 21.5 cents had already been paid in 4 January 2012 as an advance on account of 2011 profit and the remaining 43.5 cents per share were paid on 25 May 2012. Consequently, in May 2012, Portugal Telecom paid a total amount of Euro 381,004,537 in relation to 875,872,500 shares, which includes an amount of Euro 9,067,098 (Note 7) paid to Telemar Norte Leste in relation to the portion of the Portugal Telecom’s shares held by this entity corresponding to Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 371,937,439. On 19 April 2013, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013 a total amount of Euro 284,658,563 relating to Euro 6,774,269 paid to Telemar Norte Leste (Note 7) in relation to a portion of the shares held by this entity corresponding to Portugal Telecom’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 284,658,562 of which Euro 6,774,269 (Note 7) were paid to Telemar Norte Leste for the portion of the shares held by this entity which corresponds to the effective participation of Portugal Telecom in Oi, resulting in a net effect on equity of Euro 277,884,294. Euro 2013 2012 Ordinary dividend (i) 284,658,563 569,317,125 284,658,5635 69,317,125

Annual Report | 2013 52 15. Provisions and contingent liabilities 15.1. Movements occurred in provisions During the years ended 31 December 2013 and 2012, the movements in provisions were as follows: Movements in provisions for taxes relate to payments made in connection with tax contingencies from previous years and to the assessment made by the Company regarding tax contingencies resulting from inspections in progress. 15.2. Proceedings with probable losses Provisions for taxes relate to several tax contingencies regarding Corporate Income Tax, Value Added Tax and Social Security Tax, among other taxes and fees. Provisions for litigation relate to legal actions against the Company, which were estimated based on the opinion of the internal and external legal counsels. 15.3. Proceedings with possible and remote losses As at 31 December 2013, the Company, in accordance with NCRF 21 and based on the opinion of its internal and external legal counsels, classified as possible the risk of loss of several tax contingencies totalling Euro 1.3 million (Euro 28.4 million as at 31 December 2012), which relate primarily to Corporate Income Tax. Additionally, as at 31 December 2013, the Company Euro 2013 Taxes Litigation Other provisions Total Opening balance 43,739,020 6,563 354,841 44 ,100 ,4 24 Increases 14,536,191 - 8,061,561 2 2,5 97 ,7 52 Reductions (7,092,008) (6,563) - (7 ,0 98 ,57 1) Utilizations (3,527,068) - - (3,527,068) Other - - (354,841) (354,841) Closing balance 47,656,135 - 8,061,561 55,717,696 Current provisions 47,656,135 - 8,061,561 55,717,696 Non- current provisions - - - - Euro 2012 Taxes Litigation Other provisions Total Opening balance 32,044,768 - 354,841 32,399,609 Increases 12,924,536 6,563 - 12,931,099 Reductions (8,938,981) - - (8,938,981) Utilizations (34,767) - - (34,767) Other 7,743,464 - - 7,743,464 Closing balance 43,739,020 6,563 354,841 44,100,424 Current provisions 43,739,020 6,563 - 43,745,583 Non- current provisions - - 354,841 354,841

Annual Report | 2013 53 classified as remote the risk of loss of several tax contingencies totalling Euro 37.2 million (Euro 10.3 million as at 31 December 2012), that also relate mainly to Corporate Income Tax. As at 31 December 2013, there were other tax contingencies against certain Portuguese Group companies, the risk of loss of which is considered remote and relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 204 million) and the deductibility of a capital loss generated in 2006 following the liquidation of a subsidiary (Euro 64 million). The Company already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities totalling Euro 317 million (Note 27) for the years 2005 to 2009. As at 31 December 2012, Portugal Telecom strongly disagrees with these assessments and, based on the opinion of its tax advisers, considers that there are solid arguments to oppose the position of the tax authorities. 16. Loans obtained Loans obtained as at 31 December 2013 and 2012 have the following composition: 16.1. Exchangeable bonds In 2008, the Company issued 15,000 convertible bonds with a nominal value of Euro 50,000 each, through a private subscription that was fully subscribed by its subsidiary PT Finance. The issuance was held to support the issuance by PT Finance in July 2007 of exchangeable bonds convertible into fully paid ordinary shares of Portugal Telecom, denominated "Euro 750,000,000.00, 4.125 per cent Exchangeable Bonds due 2014 exchangeable for new and/or existing ordinary shares of Portugal Telecom, SGPS, S.A.” ("Exchangeable Bonds") in order to enable PT Finance to satisfy conversion requests that eventually may be made by the owners of Exchangeable Bonds. The conditions for the issuance of these convertible bonds replicate the terms of the Exchangeable Bonds. Exchangeable bonds represent a compound financial instrument and accordingly the market value of the equity component (conversion option into shares) was recognized directly in Euro 2013 2012 Non-current Current Non-current Current Exchangeable bonds - 743,576,038 734,365,305 - Bonds 400,000,000 - 400,000,000 - Centralized cash management - 8,390,143 - 46,710 Bank loans External loans 466,071,429 61,071,429 527,142,855 74,489,181 Domestic loans 170,000,000 - 100,000,000 - Other loans External loans 1,209,000,000 - - - Domestic loans - 542,000,000 - 175,750,000 Liability related to equity swaps on treasury shares - 73,210,079 - 73,210,079 Leases 230,551 205,474 209,284 223,294 2, 245, 301, 980 1,428 , 453, 163 1,761, 717, 444 323, 719, 264

Annual Report | 2013 54 shareholders’ equity as of the date the bonds were issued and amounted to Euro 57,145,442 (Note 14.4), while the financial liability component is recorded by the amortized cost method. 16.2. Bonds In July 2012, Portugal Telecom launched a Public Bond Subscription Offering in the Portuguese market for the general public, under the Euro 7,500,000,000 Medium Term Note Programme. The offer size was Euro 400 million, amount that was entirely subscribed (Note 4). These bonds have a four-year term and receive interest at a fixed rate of 6.25% per year, to be paid semiannually. 16.3. Bank loans As at 31 December 2013 and 2012, bank loans include: (1) financings obtained from the European Investment Bank (“EIB”), amounting to Euro 527,142,858 and Euro 601,632,036, respectively, including a loan of Euro 100,000,000 obtained in May 2012 and maturing in October 2019; and (2) a financing obtained from another financial institution in July 2012 and May 2013, amounting to Euro 100,000,000 and Euro 70,000,000 (Note 4) and maturities in July 2016 and May 2017, respectively. As at 31 December 2013 and 2012, Portugal Telecom had presented guarantees to EIB, amounting to Euro 491,428,571 and Euro 515,000,000, respectively, related to the above mentioned financings. As at 31 December 2013 and 2012, the Company’s bank loans were entirely denominated in Euros and bear interest at annual interest rates that vary between: Additionally, as at 31 December 2013, the Company is borrower, jointly with PT Comunicações and PT Finance, of a credit facility in the amount Euro 800 million maturing in June 2016. The Company is also borrower, jointly with PT Comunicações and PT Finance, in an Export Credit Facility amounting to Euro 180 million, with maturity up to 2023. As at 31 December 2013, PT Finance was using an amount of Euro 400 million and Euro 70 million under the credit facilities mentioned above, respectively. Euro 2013 2012 Maximum interest rate 4.81% 4.81% Minimum interest rate 0.67% 1.17%

Annual Report | 2013 55 16.4. Other external loans As at 25 June 1999, the Company issued a commercial paper program, which following several changes made since that date had a maximum amount of Euro 3,500,000,000 as at 31 December 2012. This program is in place until 7 July 2015, and is automatically renewable for successive periods of two years, until 7 July 2025, unless terminated by either party. As at 31 December 2013 emissions made by the Company under this program amounted to Euro 1.049.000.000, while in 31 December 2012, the Company was not using any amount under this program. As at 1 June 2000, the Company issued another commercial paper program, which following several changes made since that date had a maximum amount of Euro 3,000,000,000 as at 31 December 2013. This program is in place until 1 June 2014, and is automatically renewable for successive periods of two years, until 1 June 2020, unless terminated by either party. As at 31 December 2013 emissions made by the Company under this program amounted to Euro 160,000,000, while in 31 December 2012, the Company was not using any amount under this program. 16.5. Other domestic loans Portugal Telecom entered into several commercial paper programs, under which it has issued a total amount of Euro 542,000,000 as at 31 December 2013 (Euro 175,750,000 as at 31 December 2012), maturing between January and May 2014. In addition, under these programmes, the Company had available an underwritten amount of Euro 283 million as at 31 December 2013. 16.6. Liability related to equity swaps on treasury shares This caption relates to equity swap contracts entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,826 (Note 14.2). In December 2011 and 2012, Portugal Telecom settled the amounts of Euro 84,304,307 and Euro 20,557,440 (Note 4), respectively, following which the outstanding amount due was reduced to Euro 73,210,079 as at 31 December 2013 and 2012.

Annual Report | 2013 56 16.7. Finance leases Obligations under finance lease contracts resulted primarily from the lease of transportation equipment, under which there are generally purchase options in the term of these contracts. As at 31 December 2013 and 2012, assets under finance lease contracts recognized in the Company’s balance sheet had a carrying amount of Euro 471,941 and Euro 464,592, respectively, and correspond to the caption “Transportation equipment” of the tangible fixed assets. As at 31 December 2013 and 2012, the maturity of minimum lease payments under finance lease contracts was as follows: 16.8. Maturity of non-current debt As at 31 December 2013 and 2012, medium and long-term debt matured on the following years: 16.9. Other information As at 31 December 2013, the main financial covenants included in financing agreements in which the company intervenes are as follows: • Change in control The exchangeable bonds, the credit facilities amounting to Euro 670 million and the loans obtained from EIB totalling Euro 527 million as at 31 December 2013, establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the Euro 2013 2012 Capital Interest Total Capital Interest Total Until 1 year 205,474 16,013 221, 487 223,294 14,791 238 ,085 Between 1 and 2 years 160,827 7,030 167, 857 139,553 6,687 146 ,240 Between 2 and 3 years 69,724 1,514 71, 238 69,731 1,411 71,142 436 ,02 5 2 4,55 7 4 60, 582 4 32,5 78 22, 889 455 ,467 Euro 2 0 13 2012 Between 1 and 2 years 752,517,970 795,576,287 Between 2 and 3 years 125,426,867 25,426,874 Between 3 and 4 years 495,357,143 525,357,143 Between 4 and 5 years 112,500,000 25,357,140 More than 5 years 759,500,000 390,000,000 2,245,301,9801,761,717,444

Annual Report | 2013 57 company with which the directors of the company are obliged to comply is also considered a change of control. The Eurobonds issued by PT Finance in 2009 (Euro 750 million), 2011 (Euro 600 million), 2012 (Euro 750 million) and 2013 (Euro 1,000 million) establish penalties in the case of any change of control of Portugal Telecom, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes. • Credit rating Certain loan agreements with the EIB, totalling Euro 36 million as at 31 December 2013, stated that Portugal Telecom could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). As at 31 December 2013, the repayment schedule of the Euro 36 million in 2014. In 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom’s credit rating. On 23 December 2011, Moody’s announced the downgrade of Portugal Telecom’s long term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 28 million as at 31 December 2013, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on 11 February 2013, from BB+ to BB, with negative outlook. • Control/disposal of subsidiaries Certain credit facilities, under which the Company had contracted loans totalling Euro 670 million, state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or which total revenues also equal or exceed 10% of total consolidated revenues.

Annual Report | 2013 58 • Disposal of assets The EIB loans, totalling Euro 527 million as at 31 December 2013, include certain restrictions regarding the disposal of assets by Portugal Telecom. • Financial ratios Certain credit facilities under which the Company had contracted loans totalling Euro 670 million, require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values. • Negative Pledge The Euro Medium Term Notes Programme, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation. The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities, except where other penalties are specifically indicated above. As at 31 December 2013, the Company had fully complied with the covenants mentioned above. On 2 October 2013, Portugal Telecom entered into a memorandum of understanding with Oi and certain of Portugal Telecom’s and Oi’s shareholders with respect to the business combination between Portugal Telecom and Oi (Note 1). In connection with the proposed business combination, Portugal Telecom expects to amend certain of its outstanding debt instruments, including Portugal Telecom's Euro 400 million notes due 2016 issued under its euro medium term note programme and the Euro 750 million exchangeable bonds due 2014 issued by Portugal Telecom International Finance BV. The proposed amendments include, among other things: - except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações, as keep well provider, from all of its obligations under its keep well agreement; - in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal SGPS S.A. as issuer and principal obligor; - the addition of an unconditional and irrevocable guarantee from Oi; - the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the proposed share capital increase by Oi and/or the proposed business combination between Portugal Telecom and Oi or any transaction executed as part of, or pursuant to, such capital increase and/or business combination; and

Annual Report | 2013 59 - in the case of the exchangeable bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed share capital increase by Oi up to (but excluding) the date of the completion of the proposed business combination between Portugal Telecom and Oi, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed business combination, a cash amount with reference to the ordinary shares of Telemar Participações (each calculated in accordance with the modified terms and conditions of such exchangeable bonds) in place of receiving ordinary shares of Portugal Telecom. 17. Suppliers The detail of this caption as at 31 December 2013 and 2012 is as follows: 18. Accrued expenses The detail of this caption as at 31 December 2013 and 2012 is as follows: 19. Equity in earnings/(losses) of affiliated companies The detail of this caption as at 31 December 2013 and 2012 is as follows: (a) This caption corresponds to the gain obtained with the disposal of the investment in Sportinveste (Note 7). Euro 2013 2012 Trade suppliers 7,760,964 2,278,432 Invoices in conference 78,414 80,621 7,839,3782,359,05 3 Euro 2013 2012 Interest and other financial expenses 28,310,621 21,715,346 Personnel costs 19,189,757 15,194,247 Other 533,756 1,316,408 48,034,13438,226,001 Euro 2013 2012 Re sta ted Gains and losses in affiliated companies - equity method Gains 445,574,429 253,858,595 Losses (149,464,910) (231,064,094) Gains and losses on the disposal of affiliated companies Gains (Note 7) (a) 27,964,927 - Losses on the disposal of affiliated companies (Note 7) (b) - (1,033,648) Recognition of deferred capital gains (Notes 10.3 e 13) 68,031,626 141,732,555 Other gains and losses in affiliated companies (Note 7) (b) 2,898,158 (1,934,984) 395,004,230161,558,424

(b) In 2012, losses on the disposal of affiliated companies and other losses correspond to the impact of the restructuring of the investment in Páginas Amarelas. In 2013, these captions correspond to other gains recorded on the same investment in this subsidiary.

In the years ended in 31 December 2013 and 2012, gains and losses in affiliated companies, resulting from the application of the equity method of accounting are as follows:

		Euro
	2013	2012
Financial investments (Notes 7 and 10.3)		
PT Participações (a)	277,266,829	26,370,980
Africatel	78,146,107	124,688,902
PT Finance	15,207,322	4,105,099
PT II	6,096,493	5,583,089
PT Brasil	5,800,659	2,099,510
PT Centro Corporativo	922,065	916,068
PT Compras	105,282	364,737
Previsão	50,017	(471,517)
Yunit	(162,411)	(190,466)
PT Imobiliária	(256,691)	(435,049)
Páginas Amarelas	(3,286,477)	(1,112,773)
PT Portugal (a)	(145,759,331)	(226,525,364)
Sportinveste	-	(2,327,625)
Other	-	(1,300)
	234,129,864	**(66,935,709)**
Gain resulting from the tax consolidation regime (Note 10.3) (b)	61,947,984	89,730,210
Sportinveste (Note 10.3)	31,671	-
	296,109,519	**22,794,501**

(a) In 2013, these items include capital gains of approximately Euro 34 million and Euro 280 million cleared by PT Comunicações (subsidiary of PT Portugal) and PT Participações, respectively, in connection with the disposal of the total of 28% (3% of PT Comunicações and 25% of PT Participações) held by these companies in the Telecommunications Company of Macau, SARL, the total amount of 443 million U.S. dollars, equivalent to approximately Euro 336 million.

(b) This amount reflects the deduction by the Company of the tax losses from affiliated companies included in Portugal Telecom's tax consolidation perimeter (Note 3).

20. Supplies and external services

The detail of this caption in the years ended 31 December 2013 and 2012 is as follows:

		Euro
	2013	2012
Support services	1,000,960	1,892,611
Specialized work	1,786,054	677,853
Insurance	493,850	493,459
Rentals	348,527	344,652
Travelling	245,994	326,688
Other	47,570	316,885
	3,922,955	**4,052,148**

Annual Report | 2013 60

Annual Report | 2013 61 21. Wages and salaries The detail of this caption in the years ended 31 December 2013 and 2012 is as follows: 22. Increases/(reductions) in fair value This caption reflects the change in fair value of derivative financial instruments entered into by the Company and has the following composition in the years ended 31 December 2013 and 2012: (i) This caption includes (1) the changes in the fair value of interest rate swaps classified as held for trading, which amounted to gains of Euro 57,317 and Euro 408,486 (Note 9) in 2013 and 2012, respectively, and (2) a loss of Euro 1,142,000 in 2013 and Euro 4,038,000 recognized in 2012 (Note 9) corresponding to the transfer to net income of net accumulated losses related to an interest rate swap settled in 2013 and 2012 that was previously classified as a cash flow hedge. 23. Other income and gains The detail of this caption in the years ended 31 December 2013 and 2012 is as follows: 24. Other expenses and losses Other expenses and losses, amounting to Euro 18,527,976 in 2013 and Euro 2,319,470 in 2012, include primarily: (1) a cost of Euro 16.1 million (Note 7); and (2) donations amounting to Euro 0.3 million in 2013 and 1.1 million in 2012. Euro 2013 2012 Remunerations: Board members 11,283,660 10,985,925 Employees 184,337 509,554 Social Security charges: Board members 263,605 239,504 Employees 47,796 134,321 Other 148,319 134,522 11,927,71712,003,826 Euro 2013 2012 Interest rate swaps (i) (1,084,683) (3,629,512) Interest rate and currency swap (Note 9) 259,095 1,539,187 (825,588) (2,090,325) Euro 2013 2012 Favourable exchange rate differences 237,962 896,257 Interest on accounts receivable 2,139,864 1,290,434 Incomes and gains in non financial investments 1,995,192 - Other 34,897 5,225,9824,407,9157,412,673

Annual Report | 2013 62 25. Interest and related income/expenses The detail of this caption in the years ended 31 December 2013 and 2012 is as follows: (a) The detail of interest income and expense in 2013 and 2012 is as follows: The increase in interest income on loans granted to Group companies results primarily from loans granted to PT Portugal during 2013, totaling Euro 979 million, as described in Note 8.1. The increase in interest paid on bank loans and bond associated respectively with the increase of the amounts due under the Contract Program Issue of Commercial Paper, as explained in Note 16.4, and the non-convertible bond loan issued in July 2012 amounting to Euro 400 million (Note 16.2). (b) In 2013 and 2012, the net balance of these captions includes a loss of Euro 13,999,799 and Euro 6,456,390 (Note 8), respectively, related to foreign currency translation adjustments on a loan granted to Africatel that is denominated in U.S. Dollars, which was transferred to PT Participações at the end of 2013, as part of the sale of the investment in this entity. 26. Earnings per share Earnings per share for the years ended 31 December 2013 and 2012 were computed as follows: Euro 2013 2012 Interest and related income Interest income (a) 146,742,003 95,946,808 Favourable exchange rate differences (b) 3,728,718 2,546,912 Dividends received (Note 4) 42,341 - Other 2,943,658 2,069 153,456,72098,495 ,789 Interest and related expenses Interest expense (a) (141,654,282) (91,573,093) Bank commissions and other bank expenses (25,949,895) (19,029,005) Unfavourable exchange rate differences (b) (18,961,761) (10,264,835) Other (9,111,254) (1,612,391) (195,677,192) (122,479,32 4) Euro 2 013 2012 Interest income Intragroup loans 136,937,649 86,708,029 Short- term investments 3,872,250 6,563,062 Others applications 5,145,833 1,148,333 Other 786,271 1,527,384 146,742,00395,946,8 08 Interest expense Bank loans (75,419,565) (40,181,037) Bonds (66,076,374) (51,392,056) Other (158,343) - (141,654 ,282) (91,573,093)

Annual Report | 2013 63 Dilutive effects in 2013 and 2012 relate to the impact of the exchangeable bonds issued by the Company in 2008 (Note 16.1). The change in the caption “Effect of the exchangeable bonds” relates to adjustments to the conversion price of convertible bonds as a result of dividends paid in May 2012. 27. Guarantees As at 31 December 2013 and 2012, the Company presented guarantees and comfort letters to third parties, as follows: As at 31 December 2013, bank guarantees presented to third parties include: - Bank guarantees presented to the Tax Authorities, corresponding to additional tax assessments totalling to Euro 316,520,569 (Note 15), which relate to the corporate income tax of the years 2005 to 2010 and to Stamps Tax of the year 2009; - A bank guarantee presented to the Commercial Bank of Africa Limited Nairobi that relates to a lawsuit amounting to Euro 300,000. As at 31 December 2013, comfort letters granted to other entities include: - Guarantee given to the Tax Authorities in favour of Companhia Portuguesa Rádio Marconi, S.A., now incorporated in PT Comunicações, related to additional income tax assessments for the years 1997 to 1999, amounting to Euro 16,500,043; - Guarantee given to the Tax Authorities in favour of PT Comunicações, related to an additional assessment of value added tax for the year 2000, amounting to Euro 1,084,093; Euro 2013 2012 Reexpresso Net income 341,808,031 226,026,147 Interest from exchangeable bonds (net of tax) 30,807,282 30,442,820 Diluted ne t income 372, 615, 313 256, 468, 967 Weighted average number of shares outstanding 855,053,670 856,659,594 Effect ot the exchangeable bonds 84,175,084 82,472,694 We ighted a verage common sha res outstanding, diluted 939, 228, 754 939,132,288 Basic earnings per share 0.400 .26 Diluted earnings per share 0 .400.2 6 Euro 2 0 13 20 12 Bank guarantees presented in favor of other entities: Tax authorities 316,520,569 315,590,059 Kenya Postel Directories 300,000 300,000 Courts 12,566,525 - Total bank guarantee s presented 32 9 ,3 87 ,0 94 3 15 ,8 90 ,0 5 9 Comfort letters given to other entities: Guarantees to the Lisbon Tax Authorities 24,321,484 24,321,484 Other 638,360 604,131 Total comfort letters 24,959,84424,92 5,615

Annual Report | 2013 64 - Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to income tax of the year 2002 and amounting to Euro 996,940; - Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional assessments amounting to Euro 222,289, related to income tax of the year 2003; - Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to the value added tax of the year 2004 and amounting to Euro 3,172,887; - Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to an additional assessment amounting to Euro 2,345,032, related to income taxes of the year 2004; - Guarantees given to Instituto de Gestão Financeira da Segurança Social in favour of PT Comunicações, related to a debt amounting Euro 215,539, and in favour of PT Centro Corporativo, related to a debt amounting Euro 38,286; - Guarantee given to the Lisbon City Hall in favour of PT Comunicações, related to a debt amounting Euro 318,686. 28. Events occurred after the balance sheet date On 19 February 2014, Portugal Telecom and Oi signed the definitive agreements ("Definitive Documents") relating to the combination of their businesses. These agreements govern the steps necessary to implement the transaction (the "Business Combination") that will culminate in the business combination of Portugal Telecom, Oi, Telemar Participações and the Brazilian controlling shareholders of Telemar Participações, with a view to creating a single, integrated Brazilian listed company, Telemar Participações. Also on 19 February 2014, the Board of Directors of Oi approved the application for registration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or "CVM") of a public offering for the distribution of newly issued common and preferred shares of Oi, to be undertaken simultaneously in Brazil and abroad (the "Oi Capital Increase"). As mentioned in Note 1, this capital increase consists of (i) a cash capital increase of a minimum of R$ 7.0 billion and with a target of R$ 8.0 billion, and (ii) a capital increase in kind to be fully subscribed by Portugal Telecom through all of the operating assets of Portugal Telecom except its direct or indirect economic interests in Oi, Contax Participações S.A. and Bratel B.V., and the liabilities of PT on the contribution date (the "PT Assets"), which were valued by an independent valuation firm, Banco Santander (Brasil) S.A. The applicable valuation report (the "Valuation Report"), which will be submitted for the approval of the shareholders of Oi at the Extraordinary General Meeting scheduled to take place on March 27, 2014, is available on the CMVM and the Portugal Telecom websites since February 21, 2014, the date that the Extraordinary General Meeting of Oi was called. For purposes of the subscription in the Oi Capital Increase, the Board of Directors of Oi has determined a value for the PT Assets of Euro 1,750 million, equivalent to

Annual Report | 2013 65 R$5,710 million. The Board of Directors of Portugal Telecom will request that the President of the General Assembly call a General Meeting of the shareholders of Portugal Telecom to consider the participation of Portugal Telecom in the Oi Capital Increase through the contribution in kind of the PT Assets. Based on the value assigned to the PT Assets above, it is expected that in the exchange for each Portugal Telecom share held, shareholders would receive a number of shares of Telemar Participações corresponding to the amount in Reais equivalent to 1.9979 euros (applying the Euro/Real conversion rate on February 20, 2014, the day preceding the date of first publication of the notice of the General Meeting of Oi), issued at the same price per share as in the Oi Capital Increase, to which will be added 0.6330 shares of Telemar Participações. In addition, and subject to approval by the General Meeting, the Portugal Telecom shareholders will receive, prior to the completion of the Business Combination, a dividend of 10 euro cents per share. The subscription by Portugal Telecom in the Oi Capital Increase is subject to the satisfaction of several conditions, including obtaining the approval by the General Meeting of shareholders of Portugal Telecom, obtaining legal and regulatory approvals, obtaining consents from creditors and third parties and the complete and valid execution of the Oi Capital Increase, including the subscription of the cash portion in the amount of at least 7 billion Reais.

Annual Report | 2013 66 Qualified Holdings Pursuant to the terms of Regulation no. 5/2008 of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”), PT provides the following information regarding qualified holdings and long positions (held by third parties) in PT’s share capital as communicated to PT by reference to 31 December 2013 or to the dates mentioned below: • On 2 June 2011, PT informed that RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table: Entities No. of shares Nivalis Holdings BV (“Nivalis”) 90,099,969 Nuno Rocha dos Santos de Almeida e Vasconcellos 11,190 Total 90,111,159 PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing – Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos de Almeida e Vasconcellos is director of Insight, Ongoing and RS Holding. On 10 July 2012, PT further disclosed a transaction concerning the PT shares pursuant to which, however, RS Holding’s overall interest in PT, corresponding to 90,111,159 ordinary shares and representing 10.05% of PT’s share capital, remained unchanged. • On 31 December 2013, Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 90,056,485 PT shares, representing 10.05% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Annual Report | 2013 67 Entities No. of shares Banco Espírito Santo, S.A. (“BES”) 4,218 Companies in a control or group relationship with BES 90,033,955 Members of BES’ corporate bodies 17,444 Total 90,056,485 • On 31 May 2012, PT informed that Telemar Norte Leste S.A. ("TMAR”) held a qualified holding corresponding to 89,651,205 shares representing 10.0% of PT's share capital and corresponding voting rights. TMAR’s sole shareholder is OI S.A., which is directly controlled by Telemar Participações S.A Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A. • On 6 February 2012, PT informed that Norges Bank held a qualified holding corresponding to 44,442,888 PT shares, representing 4.96% of the share capital and voting rights in PT. • On 12 January 2012, PT informed that UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 42,024,498 shares, representing 4.69% of PT’s share capital and voting rights, as set out below: Entities No. of shares UBS AG 15,561,557 UBS AG on behalf of several of its clients 13,394,579 CCR Asset Management 1,469,950 UBS Financial Services Inc. 227,671 UBS Fund Management (Switzerland) AG 894,263 UBS Fund Services (Luxembourg) SA 5,649,244 UBS Global Asset Management (Americas) Inc 15,597 UBS Global Asset Management (Deutschland) GmbH 582,505 UBS Global Asset Management (Japan) Ltd 135,084 UBS Global Asset Management (UK) Ltd 3,920,365 UBS Global Asset Management Life Ltd 173,683 Total 42,024,498

Annual Report | 2013 68 On 20 March 2014, PT further informed that on 13 March 2014 UBS AG held a qualified holding corresponding to 45,736,067 shares representing 5.1% of PT’s share capital and corresponding voting rights. • On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below: Entities No. of shares Visabeira Group 11,523,213 Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group) 12,119,672 Total 23,642,885 On 2 January 2014, PT further disclosed a change in the composition of the qualified holding held by Visabeira Group. On 27 December 2013, Visabeira Investimentos Financeiros, SGPS, S.A., was merged into Visabeira Estudos e Investimentos, S.A As a result of said merger, 12,119,672 ordinary shares representing 1.352% of PT’s share capital and corresponding voting rights which were held directly by Visabeira Investimentos Financeiros, SGPS, S.A. are now held directly by Visabeira Estudos e Investimentos, S.A. Visabeira Estudos e Investimentos, S.A., is 100% owned by Visabeira Participações Financeiras, SGPS, S.A., which is 100% owned by Visabeira Group, which also holds directly 11,523,213 ordinary shares representing 1.285% of PT’s share capital and corresponding voting rights. Therefore, a qualified holding corresponding to 23,642,885 ordinary shares representing 2.637% of PT’s share capital and corresponding voting rights was attributed to the Visabeira Group. This qualified holding remained above the 2% threshold as was previously disclosed. PT was further informed that a holding corresponding to 78.2642% of the share capital of Visabeira Group and corresponding voting rights is directly held by the company NCFGEST, SGPS, S.A., which in turn is 100% owned by Mr Fernando Campos Nunes. Therefore, Visabeira Group’s qualified holding in also attributed to these entities.

Annual Report | 2013 69 • On 10 December 2009, BlackRock Inc. indirectly held a qualified holding in PT corresponding to 21,025,118 shares representing 2.35% of PT’s share capital and voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited. • On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT. PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos – Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos – Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira. • On 12 June 2013, PT informed that Pictet Asset Management SA held a qualified holding in PT corresponding to 18,246,357 shares representing 2.04% of PT’s share capital and voting rights. • On 26 October 2012, PT informed that Ontario Teachers' Pension Plan Board held a qualified holding in PT corresponding to 18,000,000 shares representing 2.01% of PT’s share capital and voting rights. • On 21 May 2013, PT informed that Bestinver Gestión, S.A., SGIIC held a qualified holding in PT corresponding to 17,981,057 shares representing 2.01% of PT’s share capital and voting rights, as set out below Entities No. of shares Bestinver Empleo, F.P. 31,026 Bestinver Bolsa, F.I.M. 5,038,930 Bestinver Ahorro Fondo de Pensiones 749,332 Bestinver Empleo III Fondo de Pensiones 10,122 Bestinver Hedge Value Fund, FIL 1,699,008

Annual Report | 2013 70 Bestinver Prevision F.P. 40,491 Bestinver Grandes Compañías, F.I. 215,141 Bestinver Global F.P. 1,385,218 Bestinver Mixto, F.I.M. 602,161 Bestvalue F.I. 1,183,637 Linker Inversiones SICAV 21,335 Divalsa de Inversiones SICAV 28,043 Bestinver SICAV-Bestinfund 506,751 Bestinver Empleo II, F.P. 6,957 Bestinver Futuro EPSV 20,478 Bestinver SICAV - Iberian 916,781 Bestinver Renta F.I.M. 139,620 Bestinver Consolidación EPSV 3,555 Bestinfond F.I.M. 4,579,542 Soixa SICAV S.A. 802,929 Total 17,981,057

Annual Report | 2013 71 List of the holdings pursuant to the terms of article 447 of the Portuguese Commercial Companies Code I. Number of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT which are held by members of the Board of Directors or by the Statutory Auditor of PT, as at 31 December 2013: Board of Directors (including the members of the Audit Committee) Henrique Granadeiro owns 150 PT shares. Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares. Amílcar Carlos Ferreira de Morais Pires owns 3,242 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which held on 31 December 2013 a qualified holding of 90,056,485 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights. Carlos Alves Duarte owns 40 PT shares. Fernando Magalhães Portella does not own any securities issued by PT or other companies in a control or group relationship with PT. Fernando Magalhães Portella is a Board member of Oi, which held on 31 December 2013 a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT's share capital and voting rights. Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT. Gerald Stephen McGowan owns 60,000 PT shares. João Manuel de Mello Franco owns 12,986 PT shares and 100 PT fixed rate notes 2012-2016. His spouse owns 322 PT shares. Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which held on 31 December 2013 a qualified holding of 90,056,485 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights. José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT. Luís Pacheco de Melo owns 45 PT shares,75 PT fixed rate notes 2012-2016 and 4 notes PT Finance BV 2016 – 5.625%. Manuel Rosa da Silva owns 90 PT shares. Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

Annual Report | 2013 72 Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT. Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT. Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which held on 31 December 2013 a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights. Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which held on 31 December 2013 a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT's share capital and voting rights. Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which held on 31 December 2013 a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights. Pedro Humberto Monteiro Durão Leitão owns 758 PT shares. Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares and 100 PT fixed rate notes 2012-2016. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which held on 31 December 2013 a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights. Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT. Statutory Auditor Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

II. Transactions of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT, entered into by members of the Board of Directors or by the Statutory Auditor of PT:

Pursuant to the terms of article 248-B of the CVM and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the transactions in PT shares and financial instruments related thereto carried out during 2013 by PT's management and people closely associated with the same:

- On 28 January 2013 PT informed that it was notified by Banco Espírito Santo, S.A. ("BES") that the latter and Avistar, SGPS, S.A. ("Avistar"), a company wholly owned by BES, made the following transaction on financial instruments related to PT shares (the value of such instruments is determined in accordance with the market value of the underlying asset):

Type of Deal	Type	Trade Date	Maturity Date	Quantity	Cpty. Name
Equity OTC Options	Buy	18-01-2013	21-02-2013	1,000,000	Avistar
Equity OTC Options	Sell	18-01-2013	21-02-2013	1,000,000	BES

In addition, PT was informed that Avistar is a person closely related to PT's non-executive director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar.

- On 5 June 2013 PT informed that it was notified of the following transactions on American Depositary Receipts ("ADRs") representing PT shares, carried out on 4 June 2013 by Mr. Gerald Stephen McGowan:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	316	4.35
		1,684	4.36
		8,000	4.37

- On 9 July 2013 PT informed that it was notified of the following transactions on American Depositary Receipts ("ADRs") representing PT shares, carried out on 8 July 2013 by Mr. Gerald Stephen McGowan:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	20,000	3.76

Mr. Gerald Stephen McGowan is a member of PT's Board of Directors, and therefore he is a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

Annual Report | 2013 73

- Mr. José Pedro Cabral dos Santos and João Nuno de Oliveira Jorge Palma informed PT that Caixa Geral Depósitos, carried out the following transactions on PT shares during 2013:

CGD Investimento	Date	No of securities	Price
Sale	2013-10-25 16:36:44.0	54,771,741	3.48

CGD Londres	Date	No of securities	Price
Acquisitions	2013-01-03 16:35:00.0	200	3.8500
Acquisitions	2013-01-03 16:35:00.0	2,325	3.8500
Acquisitions	2013-01-03 16:35:00.0	1,300	3.8500
Acquisitions	2013-01-03 16:35:00.0	595	3.8500
Acquisitions	2013-01-03 16:35:00.0	44	3.8500
Acquisitions	2013-01-03 16:35:00.0	667	3.8500
Acquisitions	2013-01-03 16:35:00.0	2,485	3.8500
Acquisitions	2013-01-09 16:25:59.0	3,808	4.1390
Acquisitions	2013-01-09 16:35:00.0	3,661	4.1510
Acquisitions	2013-01-09 16:35:00.0	147	4.1510
Sale	2013-01-11 15:44:51.0	1,007	4.1860
Sale	2013-01-11 15:44:51.0	183	4.1860
Acquisitions	2013-01-11 16:26:43.0	3,779	4.1930
Acquisitions	2013-01-11 16:26:43.0	856	4.1930
Acquisitions	2013-01-11 16:26:43.0	575	4.1930
Acquisitions	2013-01-11 16:26:43.0	740	4.1930
Sale	2013-01-14 14:14:42.0	1,953	4.2650
Sale	2013-01-14 14:14:42.0	189	4.2650
Acquisitions	2013-01-14 16:35:00.0	3,059	4.2200
Acquisitions	2013-01-14 16:35:00.0	4,853	4.2200
Sale	2013-01-16 11:37:29.0	660	4.1210
Sale	2013-01-16 11:37:29.0	642	4.1210
Sale	2013-01-16 11:37:29.0	1,078	4.1210
Sale	2013-01-16 11:40:21.0	642	4.1170
Sale	2013-01-16 11:40:21.0	1,738	4.1170
Sale	2013-01-16 14:13:17.0	952	4.1860
Sale	2013-01-17 15:23:38.0	450	4.3600
Sale	2013-01-17 15:23:38.0	1,138	4.3600
Sale	2013-01-17 15:23:38.0	110	4.3600
Sale	2013-01-17 15:23:38.0	2,000	4.3600
Sale	2013-01-17 15:23:38.0	1,300	4.3600
Sale	2013-01-17 15:28:08.0	1,772	4.3660
Sale	2013-01-17 15:28:08.0	2,000	4.3660
Sale	2013-01-17 15:28:08.0	512	4.3660
Acquisitions	2013-01-17 16:22:47.0	2,380	4.3620
Sale	2013-01-25 15:41:37.0	4,222	4.1490
Sale	2013-01-25 15:41:37.0	450	4.1490
Sale	2013-01-25 15:41:37.0	88	4.1490
Sale	2013-01-31 16:23:51.0	2,142	4.2890
Sale	2013-01-31 16:25:08.0	1,227	4.2950
Sale	2013-01-31 16:25:08.0	915	4.2950

Annual Report | 2013 74

Annual Report | 2013 75 Sale 2013-02-04 16:35:00.0 3,570 4.0850 Sale 2013-02-06 12:47:48.0 1,990 4.1360 Sale 2013-02-06 12:47:48.0 350 4.1360 Sale 2013-02-06 12:47:48.0 1,209 4.1360 Sale 2013-02-06 12:47:48.0 1,211 4.1360 Sale 2013-02-08 10:03:57.0 2,000 4.1330 Sale 2013-02-08 10:03:57.0 546 4.1330 Sale 2013-02-08 10:03:57.0 350 4.1330 Sale 2013-02-08 10:03:57.0 241 4.1330 Sale 2013-02-08 10:03:57.0 481 4.1330 Sale 2013-02-08 10:03:57.0 350 4.1330 Sale 2013-02-08 10:03:57.0 605 4.1330 Sale 2013-02-08 10:03:57.0 187 4.1330 Sale 2013-02-21 16:35:00.0 6,188 3.9500 Sale 2013-02-25 15:45:59.0 770 3.9770 Sale 2013-02-25 15:45:59.0 3,990 3.9770 Sale 2013-02-26 11:03:47.0 1,546 3.9300 Sale 2013-02-26 11:05:54.0 472 3.9300 Sale 2013-02-26 11:07:35.0 5,122 3.9300 Acquisitions 2013-03-12 16:35:00.0 4,003 4.0250 Acquisitions 2013-03-12 16:35:00.0 757 4.0250 Acquisitions 2013-03-18 08:06:08.0 8,431 4.0600 Acquisitions 2013-03-18 08:06:31.0 1,116 4.0600 Acquisitions 2013-03-18 08:06:31.0 1,000 4.0600 Acquisitions 2013-03-18 08:06:31.0 2,000 4.0600 Acquisitions 2013-03-18 08:06:54.0 681 4.0600 Acquisitions 2013-03-18 09:20:29.0 1,977 4.0680 Acquisitions 2013-03-18 09:20:29.0 867 4.0680 Acquisitions 2013-03-18 09:20:29.0 1,229 4.0680 Acquisitions 2013-03-18 09:20:29.0 2,000 4.0680 Acquisitions 2013-03-18 09:20:29.0 315 4.0680 Acquisitions 2013-03-18 09:20:29.0 400 4.0680 Acquisitions 2013-03-18 09:20:29.0 1,284 4.0680 Acquisitions 2013-03-18 09:20:29.0 1,300 4.0680 Acquisitions 2013-03-18 09:20:29.0 691 4.0680 Acquisitions 2013-03-18 09:20:29.0 400 4.0680 Acquisitions 2013-03-18 09:20:29.0 765 4.0680 Acquisitions 2013-03-18 09:20:29.0 2,000 4.0680 Acquisitions 2013-03-18 14:13:37.0 730 4.0870 Acquisitions 2013-03-18 14:17:21.0 158 4.0870 Acquisitions 2013-03-18 14:17:33.0 40 4.0870 Acquisitions 2013-03-18 14:20:27.0 948 4.0870 Acquisitions 2013-03-18 14:21:24.0 2,350 4.0870 Acquisitions 2013-03-18 14:21:24.0 3,400 4.0870 Acquisitions 2013-03-18 14:21:24.0 1,877 4.0870 Acquisitions 2013-03-18 14:40:54.0 666 4.0770 Acquisitions 2013-03-18 14:41:13.0 20 4.0770 Acquisitions 2013-03-18 14:41:13.0 4,489 4.0770 Acquisitions 2013-03-18 15:31:00.0 25 4.0770 Acquisitions 2013-03-18 15:33:15.0 2,391 4.0770 Acquisitions 2013-03-18 15:33:15.0 5,000 4.0770 Acquisitions 2013-03-18 15:33:15.0 2,087 4.0770

Annual Report | 2013 76 Acquisitions 2013-03-18 15:33:41.0 26 4.0740 Acquisitions 2013-03-18 15:33:49.0 252 4.0740 Acquisitions 2013-03-18 15:33:55.0 105 4.0740 Acquisitions 2013-03-18 15:34:01.0 114 4.0740 Acquisitions 2013-03-18 15:34:06.0 21 4.0740 Acquisitions 2013-03-18 15:44:27.0 5,796 4.0740 Acquisitions 2013-03-18 16:06:37.0 1,500 4.0900 Acquisitions 2013-03-18 16:06:37.0 1,500 4.0900 Acquisitions 2013-03-18 16:06:37.0 5,003 4.0900 Acquisitions 2013-03-18 16:06:37.0 1,500 4.0900 Acquisitions 2013-03-18 16:22:00.0 2,000 4.0840 Acquisitions 2013-03-18 16:22:00.0 1,257 4.0840 Acquisitions 2013-03-18 16:22:00.0 1,103 4.0840 Acquisitions 2013-03-18 16:22:00.0 856 4.0840 Acquisitions 2013-03-18 16:22:00.0 1,398 4.0840 Acquisitions 2013-03-18 16:22:14.0 400 4.0850 Acquisitions 2013-03-18 16:22:14.0 2,000 4.0850 Acquisitions 2013-03-18 16:22:14.0 856 4.0850 Acquisitions 2013-03-18 16:22:14.0 1,216 4.0850 Acquisitions 2013-03-18 16:22:14.0 2,000 4.0850 Acquisitions 2013-03-18 16:23:17.0 6,756 4.0850 Acquisitions 2013-03-18 16:24:07.0 2,500 4.0830 Acquisitions 2013-03-18 16:24:07.0 100 4.0830 Acquisitions 2013-03-18 16:24:28.0 2,400 4.0830 Acquisitions 2013-03-18 16:24:28.0 469 4.0830 Acquisitions 2013-03-18 16:24:28.0 3,189 4.0830 Acquisitions 2013-03-18 16:24:50.0 1,534 4.0830 Acquisitions 2013-03-18 16:24:50.0 401 4.0830 Acquisitions 2013-03-18 16:24:50.0 2,099 4.0830 Acquisitions 2013-03-18 16:26:36.0 500 4.0830 Acquisitions 2013-03-18 16:26:38.0 500 4.0830 Acquisitions 2013-03-18 16:26:40.0 500 4.0830 Acquisitions 2013-03-18 16:26:42.0 500 4.0830 Acquisitions 2013-03-18 16:26:48.0 500 4.0830 Acquisitions 2013-03-18 16:26:50.0 500 4.0830 Acquisitions 2013-03-18 16:26:52.0 500 4.0830 Acquisitions 2013-03-18 16:26:56.0 500 4.0830 Acquisitions 2013-03-18 16:27:03.0 500 4.0830 Acquisitions 2013-03-18 16:29:24.0 8,228 4.0830 Acquisitions 2013-03-18 16:29:24.0 500 4.0830 Acquisitions 2013-03-19 14:58:42.0 151 4.0750 Acquisitions 2013-03-19 14:58:48.0 3,324 4.0750 Acquisitions 2013-03-19 16:35:00.0 9,503 4.0410 Acquisitions 2013-03-20 08:05:32.0 1,800 4.0760 Acquisitions 2013-03-20 08:05:32.0 107 4.0750 Acquisitions 2013-03-20 08:05:32.0 400 4.0750 Acquisitions 2013-03-20 08:05:32.0 1,500 4.0760 Acquisitions 2013-03-20 08:05:32.0 400 4.0760 Acquisitions 2013-03-20 08:05:32.0 1,500 4.0760 Acquisitions 2013-03-20 08:05:32.0 400 4.0760 Acquisitions 2013-03-20 08:05:32.0 1,500 4.0750 Acquisitions 2013-03-20 08:05:32.0 1,896 4.0760

Annual Report | 2013 77 Acquisitions 2013-03-20 08:10:07.0 2,991 4.0720 Acquisitions 2013-03-20 08:13:27.0 468 4.0720 Acquisitions 2013-03-20 08:13:27.0 6,044 4.0720 Acquisitions 2013-03-20 10:20:28.0 3,802 4.0410 Acquisitions 2013-03-20 12:10:27.0 1 4.0800 Acquisitions 2013-03-20 12:10:27.0 2,000 4.0800 Acquisitions 2013-03-20 12:10:27.0 42 4.0800 Acquisitions 2013-03-20 12:10:28.0 917 4.0800 Acquisitions 2013-03-20 12:10:28.0 868 4.0800 Acquisitions 2013-03-20 12:10:32.0 5,675 4.0800 Acquisitions 2013-03-20 12:15:29.0 5,003 4.0700 Acquisitions 2013-03-20 12:15:29.0 1,500 4.0700 Acquisitions 2013-03-20 12:15:29.0 1,500 4.0700 Acquisitions 2013-03-20 12:15:29.0 1,500 4.0700 Acquisitions 2013-03-20 12:34:13.0 8,727 4.0600 Acquisitions 2013-03-20 12:34:13.0 776 4.0600 Acquisitions 2013-03-20 12:40:10.0 479 4.0690 Acquisitions 2013-03-20 12:40:10.0 848 4.0690 Acquisitions 2013-03-20 12:40:10.0 1,800 4.0690 Acquisitions 2013-03-20 12:40:10.0 855 4.0690 Acquisitions 2013-03-20 12:40:10.0 2,293 4.0690 Acquisitions 2013-03-20 12:40:10.0 2,000 4.0690 Acquisitions 2013-03-20 12:40:10.0 1,228 4.0690 Acquisitions 2013-03-20 13:00:26.0 2,000 4.0650 Acquisitions 2013-03-20 13:00:26.0 791 4.0650 Acquisitions 2013-03-20 13:00:26.0 1,300 4.0650 Acquisitions 2013-03-20 13:00:26.0 454 4.0650 Acquisitions 2013-03-20 13:00:26.0 400 4.0650 Acquisitions 2013-03-20 13:00:26.0 78 4.0650 Acquisitions 2013-03-20 13:00:26.0 620 4.0650 Acquisitions 2013-03-20 13:00:26.0 757 4.0650 Acquisitions 2013-03-20 13:00:26.0 1,230 4.0650 Acquisitions 2013-03-20 13:00:26.0 1,873 4.0650 Acquisitions 2013-03-20 13:23:51.0 2,000 4.0660 Acquisitions 2013-03-20 13:23:51.0 400 4.0660 Acquisitions 2013-03-20 13:23:51.0 400 4.0670 Acquisitions 2013-03-20 13:23:51.0 945 4.0660 Acquisitions 2013-03-20 13:23:51.0 1,300 4.0660 Acquisitions 2013-03-20 13:23:51.0 1,229 4.0670 Acquisitions 2013-03-20 13:23:51.0 1,559 4.0670 Acquisitions 2013-03-20 13:23:51.0 867 4.0660 Acquisitions 2013-03-20 13:23:51.0 642 4.0670 Acquisitions 2013-03-20 13:23:51.0 161 4.0670 Acquisitions 2013-03-20 13:44:13.0 642 4.0560 Acquisitions 2013-03-20 13:44:13.0 2,000 4.0550 Acquisitions 2013-03-20 13:44:13.0 400 4.0560 Acquisitions 2013-03-20 13:44:13.0 1,816 4.0560 Acquisitions 2013-03-20 13:44:13.0 1,713 4.0550 Acquisitions 2013-03-20 13:44:13.0 2,000 4.0550 Acquisitions 2013-03-20 13:44:13.0 11 4.0560 Acquisitions 2013-03-20 13:44:13.0 521 4.0560 Acquisitions 2013-03-20 13:44:13.0 400 4.0550

Annual Report | 2013 78 Acquisitions 2013-03-20 14:12:55.0 555 4.0470 Acquisitions 2013-03-20 14:12:55.0 1,006 4.0470 Acquisitions 2013-03-20 14:12:55.0 1,278 4.0470 Acquisitions 2013-03-20 14:12:55.0 3,107 4.0470 Acquisitions 2013-03-20 14:12:55.0 1,236 4.0470 Acquisitions 2013-03-20 14:12:55.0 2,321 4.0470 Acquisitions 2013-03-20 14:15:27.0 1,500 4.0510 Acquisitions 2013-03-20 14:15:27.0 1,500 4.0510 Acquisitions 2013-03-20 14:15:27.0 6,503 4.0510 Acquisitions 2013-03-20 15:18:26.0 1,174 4.0400 Acquisitions 2013-03-20 15:24:40.0 3,577 4.0400 Acquisitions 2013-03-20 16:27:20.0 847 4.0520 Acquisitions 2013-03-20 16:27:20.0 847 4.0520 Acquisitions 2013-03-20 16:27:20.0 1,687 4.0520 Acquisitions 2013-03-20 16:27:20.0 847 4.0520 Acquisitions 2013-03-20 16:27:20.0 1,234 4.0520 Acquisitions 2013-03-20 16:27:20.0 847 4.0520 Acquisitions 2013-03-20 16:27:20.0 3,194 4.0520 Acquisitions 2013-03-21 10:20:26.0 3,621 4.0410 Acquisitions 2013-03-22 08:13:47.0 1,700 4.0570 Acquisitions 2013-03-22 08:13:52.0 397 4.0570 Acquisitions 2013-03-22 08:17:16.0 3,600 4.0600 Acquisitions 2013-03-22 08:17:16.0 5,903 4.0600 Acquisitions 2013-03-22 08:20:42.0 2,580 4.0570 Acquisitions 2013-03-22 08:20:42.0 4,826 4.0570 Acquisitions 2013-03-22 08:21:42.0 400 4.0550 Acquisitions 2013-03-22 08:21:42.0 1,232 4.0560 Acquisitions 2013-03-22 08:21:42.0 535 4.0560 Acquisitions 2013-03-22 08:21:42.0 2,154 4.0540 Acquisitions 2013-03-22 08:21:42.0 799 4.0540 Acquisitions 2013-03-22 08:21:42.0 1,823 4.0560 Acquisitions 2013-03-22 08:21:42.0 1,233 4.0550 Acquisitions 2013-03-22 08:21:42.0 400 4.0550 Acquisitions 2013-03-22 08:21:42.0 400 4.0540 Acquisitions 2013-03-22 09:20:37.0 186 4.0560 Acquisitions 2013-03-22 09:20:37.0 1,525 4.0560 Acquisitions 2013-03-22 09:20:37.0 300 4.0560 Acquisitions 2013-03-22 09:20:37.0 437 4.0560 Acquisitions 2013-03-22 09:20:37.0 1,237 4.0560 Acquisitions 2013-03-22 09:20:37.0 2,000 4.0560 Acquisitions 2013-03-22 09:20:37.0 1,286 4.0560 Acquisitions 2013-03-22 09:20:37.0 1,021 4.0560 Acquisitions 2013-03-22 09:20:37.0 400 4.0560 Acquisitions 2013-03-22 09:20:37.0 80 4.0560 Acquisitions 2013-03-22 09:20:37.0 1,300 4.0560 Acquisitions 2013-03-22 09:20:39.0 529 4.0560 Acquisitions 2013-03-22 09:20:57.0 100 4.0560 Acquisitions 2013-03-22 09:20:58.0 585 4.0560 Acquisitions 2013-03-22 10:23:53.0 1,500 4.0640 Acquisitions 2013-03-22 10:24:16.0 1,484 4.0640 Acquisitions 2013-03-22 10:24:16.0 16 4.0640 Acquisitions 2013-03-22 10:24:16.0 1,984 4.0640

Annual Report | 2013 79 Acquisitions 2013-03-22 10:24:16.0 1,500 4.0640 Acquisitions 2013-03-22 10:24:16.0 16 4.0640 Acquisitions 2013-03-22 10:24:16.0 1,484 4.0640 Acquisitions 2013-03-22 10:24:28.0 4 4.0640 Acquisitions 2013-03-22 10:29:35.0 116 4.0640 Acquisitions 2013-03-22 10:29:35.0 400 4.0640 Acquisitions 2013-03-22 10:29:35.0 1,496 4.0640 Acquisitions 2013-03-22 11:13:52.0 15 4.0800 Acquisitions 2013-03-22 11:13:52.0 400 4.0800 Acquisitions 2013-03-22 11:13:52.0 520 4.0800 Acquisitions 2013-03-22 11:13:52.0 15 4.0800 Acquisitions 2013-03-22 11:48:04.0 1,036 4.1070 Acquisitions 2013-03-22 11:48:04.0 2,195 4.1070 Acquisitions 2013-03-22 13:08:14.0 1,214 4.1200 Acquisitions 2013-03-22 13:08:14.0 7,500 4.1200 Acquisitions 2013-03-22 13:08:14.0 169 4.1200 Acquisitions 2013-03-22 13:08:14.0 469 4.1200 Acquisitions 2013-03-22 13:08:14.0 1,000 4.1200 Acquisitions 2013-03-22 13:08:14.0 16,500 4.1200 Acquisitions 2013-03-22 13:08:14.0 3,863 4.1200 Acquisitions 2013-03-22 13:08:14.0 2,000 4.1200 Acquisitions 2013-03-22 13:08:14.0 200 4.1200 Acquisitions 2013-03-22 13:09:52.0 1,213 4.1200 Acquisitions 2013-03-22 13:09:52.0 8,966 4.1200 Acquisitions 2013-03-22 13:09:52.0 400 4.1190 Acquisitions 2013-03-22 13:09:52.0 1,528 4.1190 Acquisitions 2013-03-22 13:09:52.0 7,500 4.1200 Acquisitions 2013-03-22 13:09:52.0 1,802 4.1200 Acquisitions 2013-03-22 13:09:52.0 8,157 4.1200 Acquisitions 2013-03-22 13:09:52.0 14 4.1190 Acquisitions 2013-03-22 13:09:52.0 20 4.1190 Acquisitions 2013-03-22 13:09:52.0 400 4.1200 Acquisitions 2013-03-22 13:11:19.0 1,214 4.1200 Acquisitions 2013-03-22 13:11:19.0 27,340 4.1200 Acquisitions 2013-03-22 13:11:19.0 20 4.1200 Acquisitions 2013-03-22 13:11:19.0 599 4.1200 Acquisitions 2013-03-22 13:11:19.0 7,500 4.1200 Acquisitions 2013-03-22 13:11:19.0 15,254 4.1200 Sale 2013-03-25 16:35:00.0 7,793 4.0660 Sale 2013-03-26 16:35:00.0 4,801 3.8940 Sale 2013-03-28 09:25:51.0 609 3.7810 Sale 2013-03-28 09:32:51.0 3,000 3.7750 Sale 2013-03-28 09:32:52.0 2,000 3.7750 Sale 2013-03-28 09:32:56.0 1,993 3.7750 Sale 2013-04-03 14:50:04.0 390 3.7000 Sale 2013-04-03 14:50:04.0 2,077 3.7000 Sale 2013-04-03 14:50:04.0 173 3.7000 Sale 2013-04-03 14:50:04.0 956 3.7000 Sale 2013-04-03 14:50:04.0 3,011 3.7000 Sale 2013-04-03 14:50:04.0 45 3.7000 Acquisitions 2013-04-09 16:35:00.0 1,279 3.9600 Acquisitions 2013-04-09 16:35:00.0 2,770 3.9600

Annual Report | 2013 80 Acquisitions 2013-04-09 16:35:00.0 1,653 3.9600 Acquisitions 2013-04-10 16:35:00.0 5,290 4.0400 Acquisitions 2013-04-10 16:35:00.0 3,453 4.0400 Sale 2013-04-15 16:35:00.0 28 4.0310 Sale 2013-04-15 16:35:00.0 2,062 4.0310 Sale 2013-04-16 16:35:00.0 445 3.8800 Sale 2013-04-16 16:35:00.0 5,257 3.8800 Acquisitions 2013-04-19 16:35:06.0 6,652 3.8120 Acquisitions 2013-04-23 16:35:11.0 1,918 3.8600 Acquisitions 2013-04-23 16:35:11.0 7,000 3.8600 Acquisitions 2013-04-23 16:35:11.0 585 3.8600 Acquisitions 2013-04-25 16:35:09.0 3,801 3.9440 Acquisitions 2013-05-02 16:00:00.0 4,000,000 3.9200 Sale 2013-05-02 16:35:00.0 731 3.9250 Sale 2013-05-02 16:35:00.0 531 3.9250 Sale 2013-05-02 16:35:00.0 2,539 3.9250 Acquisitions 2013-05-07 16:35:00.0 6,652 4.0150 Sale 2013-05-08 16:35:00.0 6,652 3.9700 Acquisitions 2013-05-09 16:35:02.0 3,801 3.9700 Acquisitions 2013-05-09 16:59:00.0 2,000,000 3.9690 Acquisitions 2013-05-13 17:35:00.0 3,000,000 3.9520 Sale 2013-05-15 08:40:47.0 631 3.5200 Sale 2013-05-15 08:40:47.0 5,071 3.5200 Acquisitions 2013-05-15 16:35:03.0 7,602 3.5840 Acquisitions 2013-05-17 16:35:03.0 4,371 3.5370 Sale 2013-05-21 16:35:00.0 2,735 3.5500 Sale 2013-05-21 16:35:00.0 1,066 3.5500 Sale 2013-05-23 10:15:00.0 4,000,000 3.5000 Sale 2013-05-24 14:03:00.0 2,000,000 3.6330 Sale 2013-05-28 13:53:00.0 3,000,000 3.6520 Sale 2013-05-30 16:35:03.0 2,640 3.3880 Sale 2013-05-30 16:35:04.0 1,920 3.3880 Sale 2013-05-30 16:35:04.0 191 3.3880 Sale 2013-06-06 16:35:06.0 175 3.3000 Sale 2013-06-06 16:35:06.0 6 3.3000 Sale 2013-06-06 16:35:07.0 1,973 3.3000 Sale 2013-06-06 16:35:07.0 2,027 3.3000 Acquisitions 2013-06-12 16:35:12.0 589 3.2200 Acquisitions 2013-06-12 16:35:13.0 124 3.2200 Acquisitions 2013-06-12 16:35:14.0 1,924 3.2200 Acquisitions 2013-06-12 16:35:14.0 8,486 3.2200 Acquisitions 2013-06-12 16:35:15.0 14,084 3.2200 Acquisitions 2013-06-12 16:35:15.0 7,487 3.2200 Acquisitions 2013-06-12 16:35:15.0 5,701 3.2200 Acquisitions 2013-06-12 16:35:16.0 1,204 3.2200 Acquisitions 2013-06-12 16:35:16.0 4,008 3.2200 Acquisitions 2013-06-12 16:35:17.0 14,827 3.2200 Acquisitions 2013-06-13 16:35:04.0 5,879 3.1050 Sale 2013-06-13 16:35:04.0 1,798 3.1050 Sale 2013-06-13 16:35:05.0 2,383 3.1050 Sale 2013-06-14 16:35:03.0 1,200 3.1100 Sale 2013-06-14 16:35:04.0 756 3.1100

Annual Report | 2013 81 Acquisitions 2013-06-17 16:35:03.0 2,661 3.1710 Acquisitions 2013-06-17 16:35:03.0 301 3.1710 Acquisitions 2013-06-17 16:35:03.0 2,394 3.1710 Acquisitions 2013-06-18 16:35:00.0 1,041 3.1600 Acquisitions 2013-06-18 16:35:00.0 3,330 3.1600 Sale 2013-06-20 16:35:03.0 719 3.0200 Sale 2013-06-20 16:35:04.0 2,200 3.0200 Sale 2013-06-20 16:35:04.0 219 3.0200 Sale 2013-06-20 16:35:04.0 4,655 3.0200 Sale 2013-06-21 09:56:08.0 1,000 3.0900 Sale 2013-06-21 10:05:39.0 274 3.0850 Sale 2013-06-21 10:05:39.0 456 3.0850 Sale 2013-06-21 10:05:39.0 4,814 3.0850 Sale 2013-06-21 16:35:00.0 2,769 2.8830 Sale 2013-06-21 16:35:00.0 68 2.8830 Sale 2013-06-21 16:35:00.0 200 2.8830 Sale 2013-06-21 16:35:00.0 6,749 2.8830 Sale 2013-06-21 16:35:00.0 2,834 2.8830 Sale 2013-06-21 16:35:00.0 3,801 2.8830 Sale 2013-06-21 16:35:00.0 24,068 2.8830 Sale 2013-06-21 16:35:00.0 30,702 2.8830 Sale 2013-06-21 16:35:00.0 3,800 2.8830 Sale 2013-06-21 16:35:00.0 73 2.8830 Sale 2013-06-21 16:35:00.0 25,199 2.8830 Sale 2013-06-21 16:35:09.0 78,600 2.8830 Sale 2013-06-21 16:35:10.0 8,095 2.8830 Sale 2013-06-21 16:35:10.0 9,767 2.8830 Sale 2013-06-24 08:04:58.0 1,289 2.9550 Sale 2013-06-24 08:04:58.0 868 2.9550 Sale 2013-06-24 08:04:58.0 1,302 2.9550 Sale 2013-06-24 08:04:58.0 2,000 2.9540 Sale 2013-06-24 08:04:58.0 2,000 2.9530 Sale 2013-06-24 08:04:58.0 2,000 2.9520 Sale 2013-06-24 08:04:58.0 5,400 2.9520 Sale 2013-06-24 08:04:58.0 141 2.9500 Sale 2013-06-24 08:05:54.0 2,000 2.9120 Sale 2013-06-24 08:05:54.0 1,932 2.9120 Sale 2013-06-24 08:05:54.0 928 2.9110 Sale 2013-06-24 08:05:54.0 1,083 2.9100 Sale 2013-06-24 08:05:54.0 1,900 2.9100 Sale 2013-06-24 08:06:12.0 7,244 2.9100 Sale 2013-06-24 08:06:13.0 2,000 2.9100 Sale 2013-06-24 08:06:25.0 4,656 2.9000 Sale 2013-06-24 08:06:25.0 500 2.9000 Sale 2013-06-24 08:06:25.0 500 2.9000 Sale 2013-06-24 08:06:25.0 1,000 2.9000 Sale 2013-06-24 08:06:25.0 430 2.9000 Sale 2013-06-24 08:06:25.0 5,000 2.9000 Sale 2013-06-24 08:06:26.0 3,294 2.9000 Sale 2013-06-24 08:06:56.0 1,625 2.9000 Sale 2013-06-24 08:07:29.0 9,543 2.9000 Sale 2013-06-24 08:07:30.0 2,760 2.9000

Annual Report | 2013 82 Sale 2013-06-24 08:07:30.0 692 2.9000 Sale 2013-06-24 08:07:57.0 790 2.9100 Sale 2013-06-24 08:08:32.0 5,000 2.9100 Sale 2013-06-24 08:08:34.0 13,000 2.9100 Sale 2013-06-24 08:08:42.0 868 2.9100 Sale 2013-06-24 08:26:40.0 1,104 2.9160 Sale 2013-06-24 08:26:40.0 342 2.9160 Sale 2013-06-24 08:26:40.0 5,452 2.9160 Sale 2013-06-24 08:26:40.0 3,102 2.9160 Sale 2013-06-24 08:27:57.0 2,000 2.9100 Sale 2013-06-24 08:27:57.0 2,000 2.9100 Sale 2013-06-24 08:28:41.0 1,000 2.9050 Sale 2013-06-24 08:30:41.0 3,000 2.9050 Sale 2013-06-24 08:30:41.0 2,000 2.9050 Sale 2013-06-24 08:32:52.0 100 2.9010 Sale 2013-06-24 08:32:52.0 2,585 2.9010 Sale 2013-06-24 08:37:49.0 2,232 2.9010 Sale 2013-06-24 08:37:49.0 5,083 2.9010 Sale 2013-06-24 08:45:06.0 1,000 2.9000 Sale 2013-06-24 08:45:06.0 2,000 2.9000 Sale 2013-06-24 08:45:06.0 526 2.9000 Sale 2013-06-24 08:45:06.0 2,000 2.9000 Sale 2013-06-24 08:45:06.0 397 2.9000 Sale 2013-06-24 08:45:07.0 423 2.9000 Sale 2013-06-24 08:45:07.0 3,654 2.9000 Sale 2013-06-24 08:58:53.0 6,865 2.8830 Sale 2013-06-24 08:58:53.0 428 2.8830 Sale 2013-06-24 08:58:53.0 417 2.8830 Sale 2013-06-24 08:58:53.0 2,000 2.8830 Sale 2013-06-24 08:58:53.0 290 2.8830 Sale 2013-06-25 08:42:56.0 1,500 2.8950 Sale 2013-06-25 08:43:14.0 1,700 2.8950 Sale 2013-06-25 08:43:14.0 330 2.8950 Sale 2013-06-25 08:43:16.0 1,470 2.8950 Sale 2013-06-25 08:46:44.0 1,048 2.8960 Sale 2013-06-25 08:46:44.0 2,000 2.8960 Sale 2013-06-25 08:46:44.0 5,713 2.8960 Sale 2013-06-25 08:46:44.0 1,500 2.8950 Sale 2013-06-25 08:46:44.0 600 2.8950 Sale 2013-06-25 08:46:44.0 1 2.8950 Sale 2013-06-25 08:46:44.0 2,702 2.8950 Sale 2013-06-25 08:46:44.0 6,436 2.8950 Sale 2013-06-25 08:47:22.0 16,163 2.9100 Sale 2013-06-25 08:47:41.0 1,667 2.9100 Sale 2013-06-25 08:48:02.0 1,560 2.9100 Sale 2013-06-25 08:48:02.0 610 2.9100 Sale 2013-06-25 08:49:19.0 2,000 2.9050 Sale 2013-06-25 08:49:19.0 2 2.9050 Sale 2013-06-25 08:49:19.0 652 2.9050 Sale 2013-06-25 08:49:19.0 11,932 2.9050 Sale 2013-06-25 16:11:06.0 4,423 2.9440 Acquisitions 2013-06-26 16:35:00.0 7,967 2.9400

Annual Report | 2013 83 Acquisitions 2013-06-26 16:35:03.0 4,692 2.9400 Sale 2013-06-27 16:18:18.0 3,978 2.9960 Sale 2013-06-28 16:35:02.0 1,082 2.9900 Sale 2013-06-28 16:35:02.0 4,487 2.9900 Acquisitions 2013-07-01 16:17:42.0 400 2.9660 Acquisitions 2013-07-01 16:18:01.0 1,472 2.9660 Acquisitions 2013-07-01 16:18:24.0 5,000 2.9660 Acquisitions 2013-07-01 16:18:50.0 453 2.9660 Acquisitions 2013-07-01 16:18:50.0 2,113 2.9660 Sale 2013-07-03 09:01:04.0 1,817 2.8000 Sale 2013-07-03 09:01:19.0 1,304 2.8000 Sale 2013-07-03 09:02:08.0 1,355 2.8000 Sale 2013-07-03 09:02:37.0 310 2.8000 Sale 2013-07-03 10:06:16.0 1,364 2.7430 Sale 2013-07-03 10:06:16.0 2,000 2.7430 Sale 2013-07-03 10:06:16.0 805 2.7430 Sale 2013-07-03 10:06:16.0 2,260 2.7420 Sale 2013-07-03 10:16:26.0 2,000 2.7640 Sale 2013-07-03 10:16:26.0 2,000 2.7640 Sale 2013-07-03 10:16:26.0 1,395 2.7640 Sale 2013-07-03 10:16:26.0 1,034 2.7640 Acquisitions 2013-07-03 10:30:52.0 703 2.7800 Acquisitions 2013-07-03 10:30:52.0 4,284 2.7800 Acquisitions 2013-07-03 13:35:08.0 998 2.7700 Acquisitions 2013-07-03 13:35:08.0 1,134 2.7700 Acquisitions 2013-07-03 13:35:08.0 1,866 2.7700 Acquisitions 2013-07-04 16:35:00.0 5,795 2.8600 Acquisitions 2013-07-05 09:20:21.0 3,298 2.8390 Acquisitions 2013-07-08 16:35:03.0 4,601 2.8780 Acquisitions 2013-07-09 16:35:06.0 481 2.8580 Acquisitions 2013-07-09 16:35:06.0 3,192 2.8580 Acquisitions 2013-07-10 16:35:04.0 1,602 2.8360 Acquisitions 2013-07-10 16:35:04.0 1,117 2.8360 Acquisitions 2013-07-10 16:35:04.0 3,265 2.8360 Sale 2013-07-10 16:35:04.0 3,673 2.8360 Sale 2013-07-11 15:05:27.0 5,510 2.7920 Sale 2013-07-16 16:35:00.0 3,771 2.7800 Acquisitions 2013-07-16 16:35:00.0 3,771 2.7800 Acquisitions 2013-07-16 16:35:00.0 821 2.7800 Acquisitions 2013-07-17 16:35:00.0 3,673 2.7850 Acquisitions 2013-07-18 16:35:00.0 6,514 2.7740 Sale 2013-07-19 16:35:00.0 4,959 2.7540 Acquisitions 2013-07-22 16:35:00.0 725 2.8310 Acquisitions 2013-07-22 16:35:00.0 743 2.8310 Acquisitions 2013-07-22 16:35:00.0 4,777 2.8310 Acquisitions 2013-07-22 16:35:05.0 291 2.8310 Acquisitions 2013-07-22 16:35:05.0 52 2.8310 Acquisitions 2013-07-22 16:35:05.0 10 2.8310 Acquisitions 2013-07-22 16:35:05.0 4,674 2.8310 Sale 2013-07-23 14:19:23.0 1,142 3.0500 Sale 2013-07-23 14:19:23.0 895 3.0500 Sale 2013-07-23 14:19:23.0 1,142 3.0500

Annual Report | 2013 84 Sale 2013-07-23 14:19:23.0 831 3.0500 Sale 2013-07-23 14:19:23.0 197 3.0500 Sale 2013-07-23 14:19:23.0 1,811 3.0500 Sale 2013-07-23 14:19:23.0 4,179 3.0500 Sale 2013-07-23 14:19:23.0 895 3.0500 Sale 2013-07-23 14:19:23.0 2,000 3.0500 Acquisitions 2013-07-24 15:43:46.0 12,693 2.9060 Acquisitions 2013-07-24 16:35:00.0 4,592 2.8900 Acquisitions 2013-07-25 08:56:53.0 3,333 2.8760 Acquisitions 2013-07-25 08:56:53.0 3,250 2.8760 Sale 2013-07-26 16:35:03.0 1,000 2.9700 Sale 2013-07-26 16:35:03.0 1,428 2.9700 Sale 2013-07-31 16:35:00.0 6,748 2.8710 Sale 2013-07-31 16:35:00.0 599 2.8710 Acquisitions 2013-08-02 16:35:00.0 2,127 2.9240 Acquisitions 2013-08-02 16:35:00.0 3,383 2.9240 Acquisitions 2013-08-02 16:35:02.0 4,229 2.9240 Acquisitions 2013-08-02 16:35:02.0 1,535 2.9240 Acquisitions 2013-08-02 16:35:02.0 500 2.9240 Acquisitions 2013-08-02 16:35:02.0 2,150 2.9240 Acquisitions 2013-08-05 16:35:01.0 4,919 2.9200 Sale 2013-08-06 16:35:00.0 4,592 2.8120 Sale 2013-08-09 12:23:43.0 1,683 3.0340 Sale 2013-08-09 12:23:43.0 912 3.0340 Sale 2013-08-09 12:23:43.0 3,506 3.0340 Sale 2013-08-09 15:21:57.0 3,110 3.0850 Sale 2013-08-09 15:35:31.0 258 3.0850 Acquisitions 2013-08-09 16:35:00.0 10,470 3.1050 Sale 2013-08-13 16:35:03.0 1,519 3.1600 Sale 2013-08-13 16:35:03.0 907 3.1600 Acquisitions 2013-08-13 16:35:03.0 7,346 3.1600 Sale 2013-08-19 16:35:02.0 7,401 2.7760 Sale 2013-08-19 16:35:02.0 576 2.7760 Sale 2013-08-19 16:35:03.0 1,207 2.7760 Sale 2013-08-20 16:35:01.0 3,673 2.7200 Acquisitions 2013-08-21 16:35:02.0 1,988 2.7210 Acquisitions 2013-08-21 16:35:02.0 5,359 2.7210 Acquisitions 2013-08-22 16:35:03.0 4,705 2.8200 Acquisitions 2013-08-22 16:35:03.0 122 2.8200 Acquisitions 2013-08-22 16:35:03.0 3,673 2.8200 Acquisitions 2013-08-28 16:35:02.0 5,954 2.8160 Sale 2013-08-28 16:35:02.0 6,429 2.8160 Acquisitions 2013-08-29 16:35:02.0 4,592 2.8500 Sale 2013-08-30 16:35:00.0 2,705 2.8570 Sale 2013-08-30 16:35:00.0 5,923 2.8570 Sale 2013-08-30 16:35:03.0 2,175 2.8570 Sale 2013-08-30 16:35:03.0 279 2.8570 Sale 2013-08-30 16:35:03.0 4,204 2.8570 Sale 2013-08-30 16:35:03.0 2,526 2.8570 Acquisitions 2013-09-02 16:35:03.0 975 2.9030 Acquisitions 2013-09-02 16:35:03.0 2,865 2.9030 Acquisitions 2013-09-02 16:35:03.0 7,347 2.9030

Annual Report | 2013 85 Acquisitions 2013-09-03 16:35:01.0 6,199 2.9150 Sale 2013-09-05 15:39:08.0 5,173 3.0750 Sale 2013-09-05 16:35:01.0 2,539 3.0710 Sale 2013-09-05 16:35:01.0 3,339 3.0710 Acquisitions 2013-09-10 16:35:03.0 2,571 3.1440 Sale 2013-09-12 16:35:01.0 1,325 3.2520 Sale 2013-09-12 16:35:02.0 4,984 3.2520 Sale 2013-09-12 16:35:02.0 1,707 3.2520 Sale 2013-09-16 16:35:00.0 6,405 3.2350 Sale 2013-09-18 16:26:30.0 2,458 3.2200 Sale 2013-09-18 16:26:30.0 1,300 3.2200 Sale 2013-09-18 16:26:30.0 1,012 3.2200 Sale 2013-09-18 16:26:30.0 874 3.2200 Sale 2013-09-18 16:35:02.0 76 3.2300 Sale 2013-09-18 16:35:02.0 2,312 3.2300 Acquisitions 2013-09-19 16:35:01.0 2,388 3.2490 Sale 2013-09-20 16:35:01.0 412 3.4190 Sale 2013-09-20 16:35:01.0 14,728 3.4190 Sale 2013-09-23 16:35:01.0 4,452 3.4130 Acquisitions 2013-09-25 16:35:03.0 1,494 3.3600 Acquisitions 2013-09-25 16:35:03.0 5,327 3.3600 Acquisitions 2013-09-25 16:35:03.0 775 3.3600 Acquisitions 2013-09-25 16:35:03.0 1,677 3.3600 Acquisitions 2013-09-25 16:35:03.0 677 3.3600 Acquisitions 2013-09-25 16:35:03.0 1,943 3.3600 Sale 2013-09-26 16:35:01.0 105 3.4310 Sale 2013-09-26 16:35:01.0 6,004 3.4310 Acquisitions 2013-09-27 16:35:01.0 6,000 3.3730 Acquisitions 2013-09-27 16:35:02.0 572 3.3730 Sale 2013-09-30 09:55:59.0 766 3.3370 Sale 2013-09-30 09:56:32.0 2,907 3.3370 Sale 2013-09-30 15:32:47.0 3,285 3.3240 Sale 2013-09-30 15:32:47.0 388 3.3240 Sale 2013-09-30 16:35:02.0 1,074 3.3310 Sale 2013-09-30 16:35:02.0 3,755 3.3310 Sale 2013-09-30 16:35:02.0 1,600 3.3310 Sale 2013-10-02 08:06:11.0 10,000 3.6800 Sale 2013-10-02 08:06:11.0 11,158 3.6800 Sale 2013-10-02 08:10:27.0 6,577 3.7100 Sale 2013-10-02 08:16:45.0 641 3.7100 Sale 2013-10-02 08:16:45.0 2,387 3.7100 Sale 2013-10-02 08:56:01.0 9,916 3.8900 Sale 2013-10-02 09:05:46.0 738 3.9500 Sale 2013-10-02 09:05:46.0 1,963 3.9500 Sale 2013-10-02 09:13:23.0 2,879 4.0400 Acquisitions 2013-10-02 14:35:32.0 4,403 3.7200 Acquisitions 2013-10-02 14:35:32.0 400 3.7200 Acquisitions 2013-10-02 14:35:50.0 11,303 3.7200 Acquisitions 2013-10-03 14:50:50.0 661 3.5070 Acquisitions 2013-10-03 15:39:27.0 15,210 3.5070 Acquisitions 2013-10-04 16:35:01.0 8,039 3.4600 Acquisitions 2013-10-04 16:35:01.0 1,972 3.4600

Annual Report | 2013 86 Acquisitions 2013-10-10 16:04:55.0 3,359 3.3960 Acquisitions 2013-10-10 16:35:03.0 11,020 3.3770 Sale 2013-10-11 16:35:00.0 5,455 3.5100 Acquisitions 2013-10-11 16:35:02.0 8,266 3.5100 Sale 2013-10-14 09:49:21.0 2,923 3.5940 Sale 2013-10-14 09:49:23.0 1,115 3.5940 Sale 2013-10-14 09:49:23.0 1,141 3.5940 Sale 2013-10-14 09:49:23.0 5,179 3.5940 Acquisitions 2013-10-15 16:35:00.0 4,505 3.6100 Acquisitions 2013-10-22 16:35:04.0 5,726 3.6200 Sale 2013-10-22 16:35:04.0 5,726 3.6200 Sale 2013-10-22 16:35:04.0 42 3.6200 Sale 2013-10-22 16:35:04.0 110 3.6200 Acquisitions 2013-10-24 16:35:00.0 9,915 3.4750 Acquisitions 2013-10-25 16:35:01.0 14,204 3.3450 Acquisitions 2013-10-28 16:35:01.0 1,301 3.3600 Acquisitions 2013-10-28 16:35:01.0 2,329 3.3600 Sale 2013-10-29 16:35:02.0 9,375 3.4250 Acquisitions 2013-10-29 16:35:02.0 6,796 3.4250 Acquisitions 2013-10-30 16:35:00.0 4,581 3.4100 Acquisitions 2013-10-30 16:35:00.0 772 3.4100 Acquisitions 2013-10-31 16:35:03.0 6,416 3.3250 Acquisitions 2013-10-31 16:35:03.0 1,428 3.3250 Acquisitions 2013-10-31 16:35:03.0 500 3.3250 Acquisitions 2013-10-31 16:35:03.0 3,861 3.3250 Acquisitions 2013-10-31 16:35:04.0 5,481 3.3250 Sale 2013-11-01 16:35:03.0 5,957 3.3520 Sale 2013-11-01 16:35:03.0 3,673 3.3520 Acquisitions 2013-11-04 16:35:01.0 3,115 3.3440 Acquisitions 2013-11-06 16:35:04.0 385 3.3600 Acquisitions 2013-11-06 16:35:04.0 483 3.3600 Acquisitions 2013-11-06 16:35:04.0 3,087 3.3600 Acquisitions 2013-11-06 16:35:04.0 58 3.3600 Acquisitions 2013-11-06 16:35:04.0 946 3.3600 Acquisitions 2013-11-13 16:35:00.0 9,318 3.2380 Acquisitions 2013-11-18 16:35:02.0 5,934 3.1810 Acquisitions 2013-11-18 16:35:02.0 60 3.1810 Acquisitions 2013-11-19 16:35:01.0 6,914 3.1380 Acquisitions 2013-11-19 16:35:01.0 13,200 3.1380 Acquisitions 2013-11-19 16:35:01.0 2,844 3.1380 Acquisitions 2013-11-20 16:35:01.0 43 3.1000 Acquisitions 2013-11-20 16:35:01.0 8,741 3.1000 Sale 2013-11-22 16:35:00.0 235 3.1500 Sale 2013-11-22 16:35:00.0 7,763 3.1500 Sale 2013-11-22 16:35:00.0 4,610 3.1500 Sale 2013-11-25 16:35:02.0 544 3.2160 Sale 2013-11-25 16:35:02.0 59 3.2160 Sale 2013-11-25 16:35:02.0 15,862 3.2160 Sale 2013-11-26 16:35:02.0 1,674 3.2010 Sale 2013-11-26 16:35:02.0 9,619 3.2010 Sale 2013-11-27 11:43:00.0 2,600 3.3060 Sale 2013-11-27 11:43:00.0 807 3.3060

Sale	2013-11-27 11:43:00.0	2,431	3.3080
Sale	2013-11-27 11:43:00.0	1,593	3.3060
Sale	2013-11-27 11:43:47.0	2,569	3.3080
Sale	2013-11-27 11:43:47.0	1,496	3.3090
Sale	2013-11-27 11:43:47.0	3,748	3.3090
Sale	2013-11-27 11:44:15.0	3,111	3.3090
Sale	2013-11-27 16:19:23.0	14,064	3.3480
Acquisitions	2013-11-28 16:23:36.0	2,000	3.3140
Acquisitions	2013-11-28 16:23:36.0	3,000	3.3140
Acquisitions	2013-11-28 16:36:23.0	5,000	3.3200
Acquisitions	2013-11-28 16:36:47.0	6,008	3.3200
Acquisitions	2013-11-29 16:35:43.0	8,944	3.3070
Acquisitions	2013-11-29 16:35:43.0	1,620	3.3070
Acquisitions	2013-11-29 16:35:43.0	4,873	3.3070

CGD Negociação	Date	No of securities	Price
Acquisitions	2013-01-08 12:18:00.0	45,107	3.9096
Sale	2013-01-08 12:18:31.0	45,107	3.9650
Acquisitions	2013-01-08 15:19:27.0	100,000	3.9900
Acquisitions	2013-01-08 16:37:19.0	415	3.9450
Acquisitions	2013-01-09 09:50:39.0	100,000	4.0450
Acquisitions	2013-01-09 11:01:54.0	45,107	3.9096
Sale	2013-01-09 11:26:04.0	100,415	4.0750
Acquisitions	2013-01-09 11:26:07.0	411	3.9450
Sale	2013-01-09 12:18:00.0	45,107	3.9096
Sale	2013-01-09 16:23:34.0	99,996	4.0700
Sale	2013-01-09 16:37:19.0	415	3.9450
Acquisitions	2013-01-14 13:16:21.0	100,000	4.2750
Acquisitions	2013-01-15 11:57:16.0	100,000	4.1350
Sale	2013-01-16 14:58:48.0	100,000	4.1866
Sale	2013-01-17 08:33:37.0	100,000	4.2780
Sale	2013-01-21 10:20:33.0	100,000	4.3850
Acquisitions	2013-01-22 10:46:49.0	81,090	4.3800
Sale	2013-01-22 10:46:50.0	81,090	4.4250
Acquisitions	2013-01-22 14:08:04.0	100,000	4.3350
Acquisitions	2013-01-23 09:04:07.0	100,000	4.2350
Sale	2013-01-24 09:26:56.0	150,000	4.1514
Acquisitions	2013-01-24 16:10:42.0	50,000	4.1929
Acquisitions	2013-01-25 15:05:08.0	50,000	4.1676
Sale	2013-01-30 12:23:34.0	150,000	4.3144
Acquisitions	2013-02-06 10:27:54.0	100,000	4.1363
Sale	2013-02-07 10:08:57.0	100,000	4.1800
Acquisitions	2013-02-07 15:47:09.0	100,000	4.1489
Acquisitions	2013-02-18 16:14:59.0	150,000	3.9970
Acquisitions	2013-02-20 10:25:56.0	100,000	3.9850
Sale	2013-02-25 11:47:47.0	100,000	4.0350
Acquisitions	2013-02-25 14:47:24.0	100,000	4.0251
Sale	2013-02-25 16:42:06.0	133,680	4.0410
Acquisitions	2013-02-25 16:43:49.0	54,062	3.9796
Acquisitions	2013-02-26 13:51:39.0	79,618	3.9520

Annual Report | 2013 87

Annual Report | 2013 88 Acquisitions 2013-03-04 11:26:17.0 100,000 3.8900 Sale 2013-03-04 13:36:23.0 150,000 3.7873 Acquisitions 2013-03-04 14:07:10.0 100,000 3.8283 Sale 2013-03-05 12:46:48.0 100,000 3.9300 Sale 2013-03-06 14:59:45.0 100,000 3.8900 Sale 2013-03-07 16:37:59.0 19,026 3.9750 Acquisitions 2013-03-08 08:38:38.0 100,000 3.9360 Sale 2013-03-08 08:38:54.0 100,000 3.9975 Sale 2013-03-08 14:37:19.0 80,974 4.0000 Acquisitions 2013-03-11 15:48:46.0 100,000 3.9970 Sale 2013-03-12 08:48:30.0 100,000 4.0408 Acquisitions 2013-03-12 09:27:29.0 50,000 4.0447 Sale 2013-03-12 16:41:30.0 8,014 4.0360 Sale 2013-03-13 08:30:10.0 50,000 4.0447 Sale 2013-03-13 08:32:43.0 41,986 4.0240 Sale 2013-03-13 09:27:29.0 50,000 4.0447 Acquisitions 2013-03-14 09:21:21.0 100,000 4.0510 Sale 2013-03-14 13:29:05.0 100,000 4.1100 Acquisitions 2013-03-15 09:56:20.0 100,000 4.1300 Sale 2013-03-15 15:45:08.0 100,000 4.1700 Acquisitions 2013-03-18 10:26:36.0 100,000 4.0794 Acquisitions 2013-03-19 08:57:48.0 100,000 4.0799 Sale 2013-03-19 10:26:36.0 100,000 4.0794 Acquisitions 2013-03-22 10:20:03.0 100,000 4.0720 Sale 2013-03-22 14:42:11.0 200,000 4.1200 Acquisitions 2013-03-22 15:54:25.0 100,000 4.0944 Acquisitions 2013-03-25 08:39:30.0 100,000 4.0948 Sale 2013-03-25 15:54:25.0 100,000 4.0944 Acquisitions 2013-03-26 11:38:28.0 100,000 3.9800 Acquisitions 2013-04-02 16:46:38.0 10,017 3.8150 Sale 2013-04-03 11:12:17.0 150,000 3.7369 Acquisitions 2013-04-03 12:48:12.0 50,000 3.7300 Acquisitions 2013-04-03 16:18:15.0 50,000 3.6900 Sale 2013-04-04 09:39:48.0 60,017 3.9031 Sale 2013-04-04 09:44:19.0 50,000 3.9090 Sale 2013-04-04 09:59:28.0 50,000 3.9100 Acquisitions 2013-04-05 16:38:30.0 26,593 3.8400 Acquisitions 2013-04-09 09:38:51.0 26,593 3.8700 Sale 2013-04-10 09:38:51.0 26,593 3.8700 Sale 2013-04-10 09:52:29.0 26,593 3.8700 Acquisitions 2013-04-10 10:21:22.0 34,300 4.0027 Sale 2013-04-10 10:22:12.0 34,300 4.0150 Acquisitions 2013-04-11 11:18:36.0 100,000 4.0500 Sale 2013-04-12 16:15:37.0 100,000 4.0155 Acquisitions 2013-04-15 09:12:10.0 100,000 4.0900 Acquisitions 2013-04-16 15:14:17.0 50,000 3.9680 Acquisitions 2013-04-16 15:16:06.0 50,000 3.9096 Sale 2013-04-17 13:52:21.0 150,000 3.8224 Sale 2013-04-17 13:55:49.0 50,000 3.8050 Sale 2013-04-18 09:48:06.0 50,000 3.8050 Acquisitions 2013-04-18 13:55:49.0 50,000 3.8050 Acquisitions 2013-04-22 14:53:59.0 50,000 3.8447

Annual Report | 2013 89 Sale 2013-04-24 09:31:21.0 50,000 3.9130 Acquisitions 2013-04-30 10:49:32.0 100,000 3.9850 Acquisitions 2013-05-03 11:23:40.0 50,000 3.8700 Sale 2013-05-06 09:25:05.0 50,000 3.8880 Sale 2013-05-07 16:01:01.0 100,000 4.0144 Acquisitions 2013-05-09 09:29:57.0 100,000 3.9800 Acquisitions 2013-05-14 13:08:12.0 50,000 3.5500 Acquisitions 2013-05-21 09:27:01.0 50,000 3.5600 Acquisitions 2013-05-22 10:04:05.0 50,000 3.5687 Sale 2013-05-23 13:56:07.0 100,000 3.5850 Sale 2013-05-24 12:05:22.0 50,000 3.6420 Sale 2013-05-27 10:51:48.0 50,000 3.6350 Sale 2013-05-28 16:20:11.0 50,000 3.6550 Acquisitions 2013-05-29 09:10:57.0 50,000 3.5699 Acquisitions 2013-05-29 11:00:17.0 50,000 3.6550 Acquisitions 2013-05-29 16:20:11.0 50,000 3.6550 Acquisitions 2013-05-30 14:51:43.0 50,000 3.4280 Acquisitions 2013-05-30 15:43:32.0 50,000 3.3698 Sale 2013-05-31 11:30:19.0 50,000 3.3509 Acquisitions 2013-05-31 14:26:12.0 50,000 3.2900 Sale 2013-06-03 09:55:27.0 100,000 3.1953 Sale 2013-06-03 09:55:28.0 100,000 3.2050 Acquisitions 2013-06-03 10:42:54.0 50,000 3.2300 Acquisitions 2013-06-04 14:05:16.0 50,000 3.1299 Sale 2013-06-04 14:44:56.0 50,000 3.2650 Sale 2013-06-04 15:09:21.0 50,000 3.2980 Acquisitions 2013-06-07 15:04:44.0 100,000 3.2639 Acquisitions 2013-06-11 15:15:06.0 50,000 3.1550 Sale 2013-06-12 13:15:43.0 50,000 3.2080 Acquisitions 2013-06-17 11:28:02.0 100,000 3.1700 Sale 2013-06-17 16:36:47.0 10,000 3.1800 Sale 2013-06-19 16:21:14.0 50,000 3.0560 Sale 2013-06-20 09:18:01.0 70,000 3.0200 Sale 2013-06-20 14:47:44.0 70,000 3.0400 Sale 2013-06-20 16:04:33.0 70,000 3.0400 Acquisitions 2013-06-21 10:15:24.0 100,000 3.0792 Acquisitions 2013-06-21 13:30:01.0 50,000 3.0500 Acquisitions 2013-06-21 14:55:15.0 50,000 2.9900 Acquisitions 2013-06-21 16:04:33.0 70,000 3.0400 Sale 2013-06-25 14:24:31.0 100,000 2.9300 Acquisitions 2013-06-26 09:26:38.0 100,000 2.9844 Sale 2013-06-27 17:17:47.0 7,482 3.0300 Sale 2013-06-28 16:43:35.0 84,935 3.0120 Sale 2013-07-01 09:21:11.0 15,065 3.0100 Acquisitions 2013-07-15 16:36:47.0 50,000 2.7448 Sale 2013-07-17 13:59:09.0 50,000 2.8200 Sale 2013-07-23 14:59:40.0 92,518 3.0550 Acquisitions 2013-07-24 14:09:34.0 100,000 2.9350 Acquisitions 2013-07-24 15:26:24.0 100,000 2.9050 Acquisitions 2013-07-24 16:19:16.0 250,000 2.9400 Sale 2013-07-29 11:56:47.0 100,000 2.9680 Acquisitions 2013-08-01 14:50:56.0 50,000 2.8841

Annual Report | 2013 90 Acquisitions 2013-08-06 16:01:34.0 50,000 2.8229 Sale 2013-08-08 13:16:29.0 50,000 2.9300 Sale 2013-08-08 13:34:30.0 50,000 2.9400 Sale 2013-08-08 14:52:56.0 100,000 2.9520 Sale 2013-08-09 12:08:45.0 250,000 3.0250 Sale 2013-08-09 13:30:07.0 50,000 3.0342 Acquisitions 2013-08-14 16:41:09.0 250,000 3.0000 Acquisitions 2013-09-03 10:24:15.0 100,000 2.9050 Sale 2013-09-05 09:18:47.0 100,000 2.9900 Acquisitions 2013-09-20 10:58:13.0 50,000 3.3450 Sale 2013-09-23 14:41:53.0 50,000 3.4691 Acquisitions 2013-09-24 10:06:49.0 50,000 3.3767 Sale 2013-09-25 10:47:45.0 50,000 3.4400 Acquisitions 2013-09-27 10:13:37.0 19,066 3.4100 Sale 2013-09-27 10:13:37.0 19,066 3.4503 Acquisitions 2013-09-27 11:24:30.0 50,000 3.4100 Acquisitions 2013-10-01 10:44:26.0 50,000 3.3689 Sale 2013-10-02 08:59:56.0 100,000 3.6500 Sale 2013-10-02 14:03:33.0 250,000 3.8900 Sale 2013-10-02 14:03:57.0 200,000 3.8900 Acquisitions 2013-10-02 15:45:21.0 50,000 3.5500 Acquisitions 2013-10-02 16:33:03.0 200,000 3.7300 Sale 2013-10-02 16:41:33.0 63,483 3.6210 Sale 2013-10-03 10:50:11.0 50,000 3.6600 Acquisitions 2013-10-03 14:35:09.0 50,000 3.5500 Acquisitions 2013-10-07 15:05:12.0 50,000 3.4200 Acquisitions 2013-10-09 16:36:25.0 10,201 3.3900 Acquisitions 2013-10-10 08:56:26.0 39,799 3.4498 Sale 2013-10-11 16:26:11.0 50,000 3.4900 Sale 2013-10-14 09:14:40.0 100,000 3.6039 Acquisitions 2013-10-17 11:12:16.0 50,000 3.6400 Acquisitions 2013-10-18 14:35:30.0 50,000 3.6317 Sale 2013-10-21 09:20:46.0 50,000 3.6800 Sale 2013-10-21 11:30:59.0 50,000 3.6950 Acquisitions 2013-10-22 10:35:21.0 50,000 3.6800 Acquisitions 2013-10-23 11:25:58.0 50,000 3.5900 Acquisitions 2013-10-25 14:29:48.0 50,000 3.4290 Acquisitions 2013-10-25 15:55:34.0 50,000 3.3844 Acquisitions 2013-10-28 16:26:48.0 50,000 3.3400 Sale 2013-10-29 09:43:53.0 50,000 3.3950 Acquisitions 2013-10-31 14:14:21.0 50,000 3.3500 Sale 2013-11-05 11:57:37.0 50,000 3.3947 Acquisitions 2013-11-07 13:21:52.0 50,000 3.3550 Acquisitions 2013-11-12 13:35:27.0 50,000 3.2870 Sale 2013-11-13 09:42:48.0 24,731 3.3380 Acquisitions 2013-11-14 11:18:37.0 50,000 3.2650 Acquisitions 2013-11-19 15:09:41.0 50,000 3.1400 Sale 2013-11-21 13:11:59.0 75,269 3.1000 Sale 2013-11-25 10:58:39.0 50,000 3.1800 Sale 2013-11-26 14:30:41.0 50,000 3.2500 Sale 2013-11-27 16:18:54.0 100,000 3.3500

Fidelidade	Date	No of securities	Price
Sale	2013-01-22 00:00:00.0	2,209	4.3300
Acquisitions	2013-02-07 00:00:00.0	560	4.1600
Acquisitions	2013-02-27 00:00:00.0	1,350	3.9100
Sale	2013-03-19 00:00:00.0	622	4.0500
Sale	2013-03-25 00:00:00.0	1,336	4.0900
Acquisitions	2013-04-05 00:00:00.0	171	3.8400
Sale	2013-05-27 00:00:00.0	347	3.6500
Acquisitions	2013-06-24 14:00:05.0	56	3.0670
Sale	2013-08-06 00:00:00.0	1	2.9020

Fundo de Pensões da CGD	Date	No of securities	Price
Acquisitions	2013-01-03 18:00:00.0	877	3.8130
Sale	2013-01-22 18:00:00.0	175,826	4.3322
Acquisitions	2013-02-27 18:00:00.0	156,000	3.9100
Sale	2013-03-22 18:00:00.0	115,198	4.0900
Sale	2013-05-03 18:00:00.0	303,000	3.8600
Acquisitions	2013-06-07 18:00:00.0	534,533	3.3645
Sale	2013-06-20 18:00:00.0	293,000	3.0241
Acquisitions	2013-06-25 18:00:00.0	34,598	3.0205
Acquisitions	2013-06-25 18:00:00.0	258,402	3.0289
Sale	2013-06-25 18:00:00.0	34,598	3.0205
Sale	2013-06-25 18:00:00.0	258,402	3.0289
Acquisitions	2013-07-15 18:00:00.0	119,000	2.6704
Acquisitions	2013-07-16 18:00:00.0	113,190	2.7722
Acquisitions	2013-07-23 18:00:00.0	119,000	2.9453
Sale	2013-08-14 18:00:00.0	252,059	2.8999
Sale	2013-08-16 18:00:00.0	151,839	2.8688
Acquisitions	2013-09-26 18:00:00.0	127,871	3.4209
Sale	2013-10-02 18:00:00.0	257,000	3.8800
Sale	2013-10-03 18:00:00.0	70,000	3.5000
Sale	2013-11-25 18:00:00.0	197	3.2000

Parcaixa	Date	No of securities	Price
Sale	2013-01-09 10:18:48.0	30,000	4.0700
Sale	2013-01-09 13:27:09.0	6,722	4.0800
Sale	2013-01-09 13:27:09.0	3,278	4.0800
Sale	2013-01-09 13:27:09.0	6,922	4.0800
Sale	2013-01-09 13:27:09.0	3,721	4.0800
Sale	2013-01-09 13:27:09.0	3,600	4.0800
Sale	2013-01-09 13:27:09.0	1	4.0800
Sale	2013-01-09 13:27:09.0	2,202	4.0800
Sale	2013-01-09 13:27:09.0	359	4.0800
Sale	2013-01-09 13:27:09.0	117	4.0800
Sale	2013-01-09 13:27:09.0	359	4.0800
Sale	2013-01-09 13:27:09.0	448	4.0800

Annual Report | 2013 91

Annual Report | 2013 92 Sale 2013-01-09 13:27:09.0 625 4.0800 Sale 2013-01-09 13:27:09.0 1,646 4.0800 Sale 2013-01-09 14:45:50.0 4,482 4.1500 Sale 2013-01-09 14:45:50.0 1,000 4.1500 Sale 2013-01-09 14:45:51.0 1,827 4.1500 Sale 2013-01-09 14:45:51.0 9,518 4.1500 Sale 2013-01-09 14:45:51.0 6,175 4.1500 Sale 2013-01-09 14:45:51.0 761 4.1500 Sale 2013-01-09 14:45:51.0 3,100 4.1500 Sale 2013-01-09 14:46:04.0 3,137 4.1500 Sale 2013-01-09 16:01:33.0 10,000 4.1600 Sale 2013-01-09 16:01:33.0 6,929 4.1600 Sale 2013-01-09 16:01:33.0 3,071 4.1600 Sale 2013-01-09 16:02:26.0 25 4.1600 Sale 2013-01-09 16:03:06.0 242 4.1600 Sale 2013-01-09 16:03:10.0 251 4.1600 Sale 2013-01-09 16:04:10.0 232 4.1600 Sale 2013-01-10 09:47:13.0 3,231 4.2150 Sale 2013-01-10 09:47:36.0 1,300 4.2150 Sale 2013-01-10 09:47:58.0 4,230 4.2150 Sale 2013-01-10 09:47:58.0 391 4.2150 Sale 2013-01-10 09:47:58.0 848 4.2150 Sale 2013-01-10 09:48:03.0 1,741 4.2150 Sale 2013-01-10 09:48:08.0 577 4.2150 Sale 2013-01-10 09:48:18.0 7,682 4.2150 Sale 2013-01-10 09:48:18.0 450 4.2150 Sale 2013-01-10 09:48:18.0 3,269 4.2150 Sale 2013-01-10 09:49:38.0 869 4.2150 Sale 2013-01-10 09:49:38.0 5,412 4.2150 Sale 2013-01-17 13:57:54.0 10,000 4.3600 Sale 2013-01-17 13:57:54.0 64 4.3600 Sale 2013-01-17 13:57:54.0 4,400 4.3600 Sale 2013-01-17 13:57:54.0 386 4.3600 Sale 2013-01-17 13:57:54.0 5,150 4.3600 Sale 2013-01-17 13:57:54.0 771 4.3600 Sale 2013-01-17 13:57:54.0 536 4.3600 Sale 2013-01-17 13:57:54.0 360 4.3600 Sale 2013-01-17 13:57:54.0 380 4.3600 Sale 2013-01-17 13:57:55.0 3,048 4.3600 Sale 2013-01-17 13:58:03.0 2,520 4.3600 Sale 2013-01-17 13:58:04.0 71 4.3600 Sale 2013-01-17 13:58:04.0 2,314 4.3600 Acquisitions 2013-01-22 13:54:04.0 10,000 4.3350 Acquisitions 2013-01-22 13:54:24.0 2,077 4.3350 Acquisitions 2013-01-22 13:54:34.0 791 4.3350 Acquisitions 2013-01-22 14:02:58.0 7,132 4.3350 Acquisitions 2013-01-22 14:02:58.0 10,000 4.3350 Acquisitions 2013-01-22 16:03:00.0 10,000 4.2900 Acquisitions 2013-01-22 16:03:00.0 946 4.2900 Acquisitions 2013-01-22 16:03:00.0 9,054 4.2900 Acquisitions 2013-01-22 16:03:00.0 9,612 4.2900 Acquisitions 2013-01-22 16:03:00.0 388 4.2900

Annual Report | 2013 93 Acquisitions 2013-01-22 16:08:37.0 10,000 4.2600 Acquisitions 2013-01-22 16:08:37.0 2,462 4.2600 Acquisitions 2013-01-22 16:08:37.0 400 4.2600 Acquisitions 2013-01-22 16:08:37.0 974 4.2600 Acquisitions 2013-01-22 16:08:37.0 6,164 4.2600 Acquisitions 2013-01-22 16:08:37.0 974 4.2600 Acquisitions 2013-01-22 16:08:37.0 4,315 4.2600 Acquisitions 2013-01-22 16:08:44.0 390 4.2600 Acquisitions 2013-01-22 16:08:44.0 4,321 4.2600 Acquisitions 2013-01-23 13:20:24.0 8,000 4.2000 Acquisitions 2013-01-23 13:20:24.0 22,000 4.2000 Sale 2013-01-23 15:12:33.0 1,405 4.2300 Sale 2013-01-23 15:12:36.0 6,595 4.2300 Sale 2013-01-23 15:12:36.0 787 4.2300 Sale 2013-01-23 15:12:36.0 830 4.2300 Sale 2013-01-23 15:12:50.0 272 4.2300 Sale 2013-01-23 15:12:53.0 6,898 4.2300 Sale 2013-01-23 15:12:53.0 2,174 4.2300 Sale 2013-01-23 15:13:25.0 237 4.2300 Sale 2013-01-23 15:15:03.0 278 4.2300 Sale 2013-01-23 15:15:03.0 3,844 4.2300 Sale 2013-01-23 15:15:03.0 684 4.2300 Sale 2013-01-23 15:15:17.0 783 4.2300 Sale 2013-01-23 15:15:17.0 1,290 4.2300 Sale 2013-01-23 15:15:42.0 3,923 4.2300 Sale 2013-01-30 09:39:22.0 1,601 4.2950 Sale 2013-01-30 09:39:22.0 1,682 4.2950 Sale 2013-01-30 09:39:22.0 6,717 4.2950 Sale 2013-01-30 09:39:24.0 2,429 4.2950 Sale 2013-01-30 09:39:30.0 7,571 4.2950 Sale 2013-01-30 09:39:30.0 2,429 4.2950 Sale 2013-01-30 09:39:30.0 1,721 4.2950 Sale 2013-01-30 09:39:36.0 4,593 4.2950 Sale 2013-01-30 09:39:38.0 1,257 4.2950 Sale 2013-02-01 10:30:24.0 400 4.3350 Sale 2013-02-01 10:30:24.0 9,600 4.3350 Sale 2013-02-01 10:30:24.0 500 4.3350 Sale 2013-02-01 10:30:24.0 3,600 4.3350 Sale 2013-02-01 10:30:24.0 4,351 4.3350 Sale 2013-02-01 10:30:24.0 2,049 4.3350 Sale 2013-02-01 10:30:24.0 8,301 4.3350 Sale 2013-02-01 10:30:24.0 750 4.3350 Sale 2013-02-01 10:30:24.0 449 4.3350 Acquisitions 2013-02-01 16:01:50.0 10,000 4.2800 Acquisitions 2013-02-01 16:01:50.0 1,133 4.2800 Acquisitions 2013-02-01 16:01:50.0 1,636 4.2800 Acquisitions 2013-02-01 16:01:51.0 279 4.2800 Acquisitions 2013-02-01 16:01:53.0 5,521 4.2800 Acquisitions 2013-02-01 16:01:53.0 1,199 4.2800 Acquisitions 2013-02-01 16:01:53.0 2,564 4.2800 Acquisitions 2013-02-01 16:01:53.0 2,564 4.2800 Acquisitions 2013-02-01 16:01:54.0 1,236 4.2800

Acquisitions	2013-02-01 16:01:54.0	431	4.2800
Acquisitions	2013-02-01 16:01:55.0	1,830	4.2800
Acquisitions	2013-02-01 16:01:55.0	1,607	4.2800
Sale	2013-02-27 15:00:25.0	10,000	3.9000
Sale	2013-02-27 15:00:25.0	19,300	3.9000
Sale	2013-02-27 15:00:25.0	197	3.9000
Sale	2013-02-27 15:00:25.0	503	3.9000
Sale	2013-02-27 16:02:04.0	1,545	3.9150
Sale	2013-02-27 16:02:23.0	851	3.9150
Sale	2013-02-27 16:02:23.0	7,604	3.9150
Sale	2013-02-27 16:02:30.0	10,000	3.9150
Sale	2013-02-27 16:02:30.0	10,000	3.9150
Sale	2013-03-05 09:01:06.0	2,275	3.9300
Sale	2013-03-05 09:01:06.0	1,142	3.9300
Sale	2013-03-05 09:01:06.0	6,583	3.9300
Sale	2013-03-05 09:01:06.0	179	3.9300
Sale	2013-03-05 09:01:06.0	1,142	3.9300
Sale	2013-03-05 09:01:11.0	3,087	3.9300
Sale	2013-03-05 09:01:11.0	6,734	3.9300
Sale	2013-03-05 09:01:11.0	1,273	3.9300
Sale	2013-03-05 09:01:11.0	935	3.9300
Sale	2013-03-05 09:01:11.0	1,485	3.9300
Sale	2013-03-05 09:01:11.0	4,219	3.9300
Sale	2013-03-05 09:01:11.0	946	3.9300
Sale	2013-03-05 14:17:30.0	1,966	3.9450
Sale	2013-03-05 14:17:40.0	3,000	3.9450
Sale	2013-03-05 14:37:50.0	23,174	3.9450
Sale	2013-03-05 14:37:50.0	1,860	3.9450
Sale	2013-03-05 16:22:46.0	1,598	3.9530
Sale	2013-03-05 16:22:46.0	8,637	3.9530

Mr. José Pedro Cabral dos Santos and Mr. João Nuno de Oliveira Jorge Palma were members of PT's Board of Directors until 30 November 2013, and since the same were also members of Caixa Geral de Depósitos' Board of Directors, until 30 November 2013 Caixa Geral de Depósitos was deemed to be a closely related entity to managers of PT pursuant to paragraph 4 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

Annual Report | 2013 94

Annual Report | 2013 95 Report and opinion of the audit committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE ON THE STANDALONE ANNUAL REPORT AND ACCOUNTS FOR THE FISCAL YEAR OF 2013

1 – Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company's articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, S.A. ("The Company" or "PT SGPS") hereby presents its report and opinion on the Company's Standalone Annual Report and Accounts for the year ended 31 December 2013 and the proposal for application of profits presented by the Board of Directors.

The financial statements included in the Standalone Annual Report and Accounts refer to the Company's activity at an individual level and were prepared in accordance with accounting principles generally accepted in Portugal, as established by the Portuguese System of Accounting Harmonization. The Company has prepared, in accordance with applicable legislation, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, published separately. In this respect, we note the adoption of IFRS 11 Joint Arrangements in 2013, whereby investments in joint ventures (namely in Oi, in Contax and in their controlling shareholders) are now recorded retrospectively by the equity method, instead of proportionally consolidated, as previously permitted by IAS 31.

2 – Supervisory activities

Within its responsibilities as the Company's supervisory body, in 2013, the Audit Committee has overseen the management and the evolution of the Company's businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the Company's financial information preparation and disclosure processes.

Given its importance, the Audit Committee has been overseeing the development of the process of combination of the businesses of PT and Oi, as discussed in the Memorandum of Understanding announced to the market on 2 October 2013, involving the proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity.

1

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal
Tel (+351) 21 500 1200 Fax (+351) 21 500 2107

www.telecom.pt

Sociedade Aberta • Número único de matrícula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social € 26.895.375,00

Translation of the original version issued in the Portuguese Language In the course of 2013, the Audit Committee issued 2 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.º 111CA, dated February 23, 2011. During the fiscal year 2013, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors, which were issued without any qualifications. The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the Internal Audit Function of the PT Group, which is certified by IIA. As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2013, by reference to the year of 2012, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31 December 2013. As provided for in paragraph 5 of Article 420.º of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.º-A of the Portuguese Securities Code that are applicable to the PT Group. The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2013, to be disclosed in the Company’s website after the issue of its Opinion on the approval of the inclusion of the Company’s consolidated annual accounts in the 2013 www.telecom.pt

Translation of the original version issued in the Portuguese Language Form 20-F, to be filed with the U.S. SEC, with which the Audit Committee will complete its duties for fiscal 2013. 3 - Opinion on the Standalone Annual Report and Accounts for the fiscal year of 2013 and the related proposal for application of profits Taking into consideration the above-mentioned, it is the opinion of the Audit Committee that: 1 - The Standalone Annual Report and Accounts for the year ended 31 December 2013, which include the balance sheet, the income statement, the statements of changes in equity and of cash flows and the related notes to the standalone financial statements, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA, and should be approved by the General Shareholders Meeting of PT SGPS; 2 - The proposal for application of profits presented by the Board of Directors, and included in the Standalone Annual Report for the year ended 31 December 2013 - in accordance with the shareholder remuneration policy approved in 14 August 2013 - may be approved by the General Shareholders Meeting of PT SGPS, providing the voting requirement established in the final part of subparagraph n.º 1 b) of paragraph Thirty Second of the Company’s articles of incorporation is met. Lisbon, 25 March 2014 THE CHAIRMAN OF THE AUDIT COMMITTEE (João Manuel de Mello Franco) THE MEMBERS (José Guilherme Xavier de Basto) (Mário João de Matos Gomes) www.telecom.pt

Annual Report | 2013 99 Statutory auditor's report

P. MATOS SILVA,
GARCIA JR., P. CAIADO
& ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS' REPORT

SEPARATE FINANCIAL STATEMENTS

(Free translation from the original issued in the Portuguese language)

INTRODUCTION

1. We have examined the separate financial statements of Portugal Telecom, SGPS, S.A. ("Company") for the fiscal year 2013, comprising the balance sheet as at 31 December 2013 (which reflect total assets of 11.201.626.303 Euros and a total shareholders' equity of 1.552.875.439 Euros, including a net income for the year of 341.808.031 Euros), and the statements of income by natures, of changes in shareholders' equity, of cash flows and the corresponding notes to the financial statements for the year then ended. These financial statements relate to the separate activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

RESPONSIBILITIES

2. The Board of Directors is responsible for the preparation of separate financial statements which present a true and fair view of the financial position, the results of operations, the changes in shareholders' equity and the cash flows of the Company, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any significant facts that have influenced its operations, financial position, results of operations, changes in shareholders' equity or cash flows.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4. Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, issued by the Portuguese Institute of Statutory Auditors (*"Ordem dos Revisores Oficiais de Contas"*), which require our audit to be planned and performed in order to provide reasonable assurance that the separate financial statements are free of material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luísa Maria Rebordão
Rua de Olivença, 21Edificio Topázio-Sala 407 - 3000-306 Coimbra Telf.: 239 836 532 Fax: 239 836 937 E-mail: geral@sroc44.pt
R. Luciano Cordeiro, 113, 6º Esq. 1150-214 Lisboa Telf.: 213 522 176 Fax 213 521 924 E-mail: ms.sroc.lx@netcado.pt

Capital social: 8 000 Euros - Contribuinte nº 501 801 804 – Inscrição na O.R.O.C. com o nº 44
Inscrição no Registo de Auditores da Comissão do Mercado de Valores Mobiliários nº 1054

P. MATOS SILVA, GARCIA JR., P. CAIADO & ASSOCIADOS SOCIEDADE DE REVISORES OFICIAIS DE CONTAS preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial statements. 5. Our examination also included verifying that the financial information included in the Report of the Board of Directors is in agreement with the separate financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451º of the Portuguese Commercial Companies Code. 6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion. OPINION 7. In our opinion, the separate financial statements mentioned above, give a true and fair view, in all material respects, of the financial position of Portugal Telecom, SGPS, S.A. as at 31 December 2013, and the results of its operations, the changes on its shareholders’ equity and its cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal. REPORT ON OTHER LEGAL MATTERS 8. It is also our opinion that the financial information included in the Report of the Board of Directors is in agreement with the separate financial statements and that the Company´s Corporate Governance Report includes the disclosures required by article 245º-A of the Portuguese Securities Market Code. Lisbon, 25 March 2014 P. Matos Silva, Garcia Jr., P. Caiado & Associados Sociedade de Revisores Oficiais de Contas, Lda. represented by Pedro Matos Silva (ROC 491) Socios: Pedro Matos Silva, Antonio Pires Caiado, Joao Paulo Ferreira. Luisa Maria Rebordao

Annual Report | 2013 102 Independent auditor's report

Deloitte.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6º
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS' REPORT

SEPARATE FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1. Pursuant to the article 245º of Portuguese Securities Market Code, we hereby present our Auditors' Report on the financial information contained in the Board of Directors' Report and the accompanying financial statements of Portugal Telecom, SGPS, S.A. ("the Company"), for the year ended 31 December 2013, which comprise the balance sheet as of 31 December 2013 that presents a total of 11,201,626,303 Euros and shareholders' equity of 1,552,875,439 Euros including a net profit of 341,808,031 Euros, the statements of income by natures, of changes in shareholders' equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2. The Company's Board of Directors is responsible for: (i) the preparation of financial statements that present a true and fair view of the financial position of the Company, the results of its operations, the changes in shareholders' equity and its cash flows; (ii) the preparation of historical financial information in accordance with generally accepted accounting principles in Portugal that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of an appropriate system of internal control and; (iv) the disclosure of any significant facts that have influenced its operations, financial position or results of operations.

3. Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Scope

4. Our audit was performed in accordance with the Auditing Standards *("Normas Técnicas e as Directrizes de Revisão/Auditoria")* issued by the Portuguese Institute of Statutory Auditors ("*Ordem dos Revisores Oficiais de Contas*"), which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes assessing the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, assessing the adequacy of the overall presentation of the financial statements and assessing that, in all material respects, the information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the information included in the Board of Directors' Report is consistent with the financial statements, as well as the provisions set out in paragraphs 4 and 5 of Article 451º of the Commercial Companies Code ("Código das Sociedades Comerciais"). We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500.000,00 Euros | Matrícula C.R.C. de Lisboa e NIPC: 501 776 311
Sede: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 - 6º, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13º, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Deloitte & Associados, SROC S.A. Inscricao na OROC n° 43 Registo na CMVM n° 231 Opinion 5. In our opinion, the financial statements referred to in paragraph 1 above, present fairly in all material respects for the purposes explained in paragraph 6 below, the financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2013 and the results of its operations, the changes on its shareholders’ equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit. Emphasis 6. The financial statements referred to in paragraph 1 above refer to the Company’s operations on an individual basis and were prepared in conformity with generally accepted accounting principles in Portugal for approval and publication in accordance with current legislation. As explained in Note 3.4. the investments in group and associated companies are recorded by the equity method. The Company prepared, in accordance with current legislation, consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the European Union, for separate approval and publication. Report on other legal requirements 7. It is also our opinion that the financial information included in the Board of Directors’ Report is consistent with the financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245º - A of the Portuguese Securities Market Code. Lisbon, 24 March 2014 Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Silva Page 2 of 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.